
11007648



通用钢铁控股
GENERAL STEEL HOLDINGS, INC.

PROXY STATEMENT AND ANNUAL REPORT
TO STOCKHOLDERS FOR
THE FISCAL YEAR ENDED
DECEMBER 31, 2010


通用钢铁控股
GENERAL STEEL HOLDINGS, INC.

May 2, 2011

Dear Stockholder:

On behalf of the Board of Directors of General Steel Holdings, Inc. (the "Company" or "we"), I invite you to attend our 2011 Annual Meeting of Stockholders (the "Annual Meeting"). We hope you can join us. The Annual Meeting will be held:

At: Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District
Beijing, China 100020

On: June 20, 2010

Time: 10:00 AM, local time

The Notice of Annual Meeting of Stockholders, the Proxy Statement, the proxy card, and our 2010 Annual Report accompany this letter.

At the Annual Meeting, we will report on important activities and accomplishments of the Company and review the Company's financial performance and business operations. You will have an opportunity to ask questions and gain an up-to-date perspective on the Company and its activities, and to meet certain directors and key executives of the Company.

As discussed in the enclosed Proxy Statement, the Annual Meeting will also be devoted to the election of directors, the ratification of the appointment of the Company's accountants, the approval of Amendment No. 2 to our 2008 Equity Incentive Plan, an advisory resolution to approve the compensation of our named executive officers, an advisory vote on whether the advisory resolution to approve the compensation of our names executive officers should be held every one, two or three years and consideration of any other business matters properly brought before the annual Meeting.

We know that many of our stockholders will be unable to attend the Annual Meeting. We are soliciting proxies so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the stockholders at the Annual Meeting. Whether or not you plan to attend, please take the time now to read the Proxy Statement and vote online or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting. You may also revoke your proxy or voter instructions, before or at the Annual Meeting. Regardless of the number of Company shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate action.

Thank you for your continuing interest in General Steel Holdings, Inc. We look forward to seeing you at the Annual Meeting.

If you have any questions about the Proxy Statement, please contact Jenny Wang, our Investor Relations Manager, by telephone at +86-10-5879 7346, by email at *jenny.wang@gshi-steel.com* or by mail at General Steel Holdings, Inc., Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020.

Sincerely,

/s/ Zuosheng

Zuosheng Yu
Chief Executive Officer



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GENERAL STEEL HOLDINGS, INC.
Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District,
Beijing, China 100020

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO OUR STOCKHOLDERS:

Notice is hereby given that the Annual Meeting of the Stockholders of General Steel Holdings, Inc. (the "Company") will be held at the Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020, on June 20, 2011 at 10:00 a.m., Beijing time, for the following purposes:

1. To elect the nine members of our Board of Directors to serve until the annual meeting of stockholders to be held in 2012 and until their respective successors are elected and qualified.

2. To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2011.

3. To approve and ratify the amendment to our 2008 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder by 1,000,000 to 3,000,000 shares.

4. To hold an advisory vote on the compensation of our Named Executive Officers as disclosed in these materials.

5. To hold an advisory vote on whether an advisory vote on the compensation of our Named Executive Officers should be held every one, two or three years.

6. To consider and act upon any other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 25, 2011 as the record date for determining the stockholders having the right to vote at the meeting or any adjournment thereof. A list of such stockholders will be available for inspection by any stockholder during ordinary business hours at our principal place of business at the Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020 for the ten day period preceding the Annual Meeting. The stockholder list also will be available for inspection by any stockholder at the time and place of the Annual Meeting.

The accompanying Proxy Statement (the "Proxy Statement") and our Annual Report to Stockholders for the fiscal year ended December 31, 2010 (the "2010 Annual Report"), which is not a part of this Proxy Statement and is not proxy soliciting material, are available at *http://www.shareholdervote.info.* On or about May 9, 2011, we are mailing the Notice of Internet Availability of Proxy Materials (and, to the extent required or appropriate, full sets of proxy materials) to our shareholders of record as of the record date. The Notice of Internet Availability of Proxy Materials contains instructions for our shareholders, including how to access our Proxy Statement and 2010 Annual Report and how to vote online. In addition, the Notice of Internet Availability of Proxy Materials contains instructions on how you may receive a paper copy of the Proxy Statement and 2010 Annual Report, if you received only a Notice of Internet Availability of Proxy Materials this year.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, vote your shares. You can vote your shares promptly by casting your vote via the Internet or, if you receive a full set of proxy materials by mail and prefer to mail your Proxy Card, please complete, sign, date and return the enclosed Proxy Card in the accompanying pre-addressed envelope, which does not require additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Annual Meeting, or by voting in person at the Annual Meeting.

If you plan to attend the Annual Meeting, we would appreciate you notifying Jenny Wang, our Investor Relations Manager, by telephone at +86-10-5879-7346 or by email at *jenny.wang@gshi-steel.com* by June 13, 2011 to assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,

By: John Chen

John Chen
Secretary

Beijing, China
May 2, 2011

GENERAL STEEL HOLDINGS, INC.
Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District,
Beijing, China 100020

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
June 20, 2011

VOTING INFORMATION

Purpose

The enclosed proxy is solicited by the Board of Directors of General Steel Holdings, Inc. (the "Company," "we," "us" or "our") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on June 20, 2011 at 10:00 a.m., Beijing time, and at any adjournment thereof. Proxies are solicited to give all stockholders of record an opportunity to vote on matters presented at the Annual Meeting. This Proxy Statement contains information on matters to be voted upon at the Annual Meeting or any adjournment of that meeting.

Internet Availability of Proxy Materials

As permitted by the federal securities laws, we are making this Proxy Statement (the "Proxy Statement") and the 2010 Annual Report to Stockholders for the fiscal year ended December 31, 2010 (the "2010 Annual Report") available to our stockholders primarily via the Internet instead of mailing printed copies of these materials to each stockholder. On or about May 7, 2011, we are mailing our stockholders of record as of April 25, 2011 (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, which we refer to in this Proxy Statement as the "Notice of Internet Availability." The Notice of Internet Availability contains instructions on how to access our proxy materials, including the Proxy Statement and 2010 Annual Report. The Proxy Statement and our 2010 Annual Report are available at *http://www.shareholdervote.info*. The Notice of Internet Availability contains instructions for our stockholders, including how to access our Proxy Statement and 2010 Annual Report and how to vote online.

If you received a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials by mail unless you request printed materials. If you wish to receive printed proxy materials, you should follow the instructions for requesting such materials contained in the Notice of Internet Availability.

If you receive more than one Notice of Internet Availability, it means that your shares are registered differently and are held in more than one account. To ensure that all of your shares are voted, please either vote each account over the Internet or complete and return by mail all Proxy Cards which are attached at the end of the proxy (the "Proxy Cards").



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PROXY STATEMENT

TABLE OF CONTENTS

	Page
ANNUAL MEETING OF STOCKHOLDERS	1
BOARD OF DIRECTORS	4
EXECUTIVE OFFICERS	7
CODE OF ETHICS AND BUSINESS CONDUCT, AND CORPORATE GOVERNANCE GUIDELINES	7
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	8
COMPENSATION DISCUSSION AND ANALYSIS	9
COMPENSATION COMMITTEE REPORT	12
EXECUTIVE AND DIRECTOR COMPENSATION	13
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	14
EQUITY INCENTIVE PLAN INFORMATION	14
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	15
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	19
RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	19
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES	20
POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	20
AUDIT COMMITTEE REPORT	21
PROPOSAL 1 — ELECTION OF DIRECTORS	22
PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	25
PROPOSAL 3 — APPROVAL AND RATIFICATION OF AMENDMENT NO. 2 TO OUR 2008 EQUITY INCENTIVE PLAN	26
PROPOSAL 4 — ADVISORY RESOLUTION ON APPROVING EXECUTIVE COMPENSATION	30
PROPOSAL 5 — ADVISORY RESOLUTION ON FREQUENCY OF ADVISORY VOTE ON APPROVING EXECUTIVE COMPENSATION	32
APPENDIX A — 2008 EQUITY INCENTIVE PLAN	33
APPENDIX B — AMENDMENT NO. 1 TO 2008 EQUITY INCENTIVE PLAN	47
APPENDIX C — AMENDMENT NO. 2 TO 2008 EQUITY INCENTIVE PLAN	48



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ANNUAL MEETING OF STOCKHOLDERS

Date, Time and Place of Annual Meeting

The Annual Meeting will be held on June 20, 2011 at 10:00 a.m., Beijing time, at the Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020.

Purpose of the Annual Meeting

The purpose of the Annual Meeting is to consider and vote upon the following proposals:

1. to elect nine members of our Board of Directors to serve until the annual meeting of stockholders to be held in 2012 and until their respective successors are elected and qualified;
2. to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2011;
3. to approve and ratify the amendment to our 2008 Equity Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder by 1,000,000 to 3,000,000;
4. to hold an advisory vote regarding the compensation of our Named Executive Officers;
5. to hold an advisory vote on whether an advisory vote on the compensation of our named executive officers should be held every one, two or three years; and
6. to consider and act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

Voting Rights

Only stockholders of record at the close of business on April 25, 2011, the record date for the Annual Meeting, are entitled to vote at the Annual Meeting or at any adjournment thereof. As of the close of business on April 25, 2011, the Company had outstanding and entitled to vote (i) 55,080,467 shares of common stock, $0.001 par value ("Common Stock"), and (ii) 3,092,899 shares of Series A Preferred Stock ("Preferred Stock" and together with the Common Stock, "Voting Stock"). In deciding all matters that come before the Annual Meeting, (i) each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders of the Company, and (ii) Victory New Holdings, Ltd, the holder of all outstanding shares of Preferred Stock, is entitled to vote 30% of the voting power attributable to the Voting Stock, or the equivalent of 23,605,914 votes. Your shares can be voted at the Annual Meeting only if you are present or represented by a valid proxy.

Quorum and Voting Requirements

The presence at the Annual Meeting, in person or by proxy, of the holders of Voting Stock holding in the aggregate a majority of the voting power of the Voting Stock shall constitute a quorum for the transaction of business. A majority of the votes attributable to the Voting Stock will elect directors to office. A majority of the voting power properly cast by the stockholders attending the Annual Meeting, in person or by proxy, will approve all other proposals submitted to a stockholder vote.

Abstentions and Broker Non-Votes

Under the rules of the New York Stock Exchange ("NYSE"), if you hold shares through a broker, your broker is permitted to vote your shares on routine matters in its discretion even if the broker does not receive instructions from you. An example of such a routine matter is the proposal to ratify the appointment of an independent registered public accounting firm. Remaining proposals, however, are not considered to be routine matters for this purpose. Therefore, you are strongly encouraged to vote.

The presence, in person or by proxy, of the holders of a majority of the Voting Stock at the meeting is necessary to constitute a quorum with respect to that matter. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Neither abstentions nor broker "non-votes" will be considered votes properly cast favoring or opposing a matter. Accordingly, because the approval of each of the proposals is based on the votes properly cast and favoring or opposing a matter, neither abstentions nor broker "non-votes" will have any effect upon the outcome of voting with respect to any of the proposals.

With regard to the election of directors, votes may be cast for all nominees or withheld from all nominees or any particular nominee. Votes withheld in connection with the election of one or more directors will not be counted as votes cast for such individuals. Those nominees receiving the nine highest numbers of votes at the meeting will be elected; provided that such votes constitute a majority of the votes entitled to vote on the election of directors. With regard to the ratification of the appointment of the Company's independent registered public accounting firm, the approval of the amendment to our 2008 Equity Incentive Plan and the advisory resolution to approve executive compensation votes may be cast for or against such proposal or you may abstain from voting on that proposal.

With regard to the advisory vote on the frequency of the advisory vote on executive compensation, stockholders have the choice of voting for a frequency of one, two or three years, or abstaining. The choice receiving a plurality of votes will not be binding upon, but will be given due regard by, the Board of Directors. Broker non-votes will not have any effect on the outcome of this matter.

We do not expect any matters other than those set forth in the accompanying Notice of Annual Meeting of Stockholders to be presented at the Annual Meeting. If any other matter should be presented at the meeting upon which a vote properly may be taken, shares represented by all proxies properly executed and received will be voted with respect to such matter in accordance with the judgment of the persons named as proxies.

How You Can Vote

You may vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability mailed to you or your household. If you have received printed copies of the proxy materials by mail, or if you request printed copies of the proxy materials by mail by following the instructions on the Notice of Internet Availability, you can also vote by completing, dating, and signing the Proxy Card and mailing it in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States.

You may also vote in person at the Annual Meeting. If you plan to attend the Annual Meeting, please notify Jenny Wang, our Investor Relations Manager, by telephone at +86-10-5879 7346 or by email at *jenny.wang@gshi-steel.com* by June 13, 2011 to assist us with meeting preparations. If your shares are held through a broker, trust, bank, or other nominee, please refer to the Notice of Internet Availability and any other information forwarded to you by such holder of record to obtain a valid proxy. You will need to bring this legal proxy with you to the Annual Meeting in order to vote in person.

The shares represented by any proxy duly given will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted "FOR ALL NOMINEES" listed in Proposal One, and "FOR" Proposals Two, Three and Four. In addition, if other matters come before the Annual Meeting, the persons named in the accompanying Proxy Card will vote in accordance with their best judgment with respect to such matters.

Revocation of Proxy

Even if you submit a proxy, you may revoke and change your vote. You may revoke your proxy by submitting a new proxy over the Internet by using the procedure to vote your shares online described in the Notice of Internet Availability. You also may revoke your proxy by mail by requesting that a Proxy Card be mailed to you, executing a subsequently dated Proxy Card, and mailing it in the pre-addressed envelope, which requires no additional postage if mailed in the United States. You also may revoke your proxy by your attendance and voting in person at the Annual Meeting. Mere attendance at the Annual Meeting will not revoke a proxy. We will vote the shares in accordance with the directions given in the last proxy submitted in a timely manner before the Annual Meeting.

Stockholders Proposals

Proposals of Stockholders intended to be presented at the Annual Meeting of Stockholders in 2012 must be received by December 31, 2011 in order to be considered for inclusion in our Proxy Statement and form of proxy for that meeting. In order for a stockholder to present a proposal at the 2012 Annual Meeting, although not included in the proxy statement and form of proxy, notice of such proposal must be received by the Company on or before March 16, 2012. All shareholder proposals or notices of an intention to make a proposal, should be marked for the attention of the Office of the Corporate Secretary at our address set forth on the first page of this Proxy Statement.

Solicitation of Proxies

The Company is solicitating the proxies and the expenses of solicitation of proxies will also be paid by the Company. The officers and employees of the Company may solicit proxies personally or by mail, telephone, facsimile, or electronic mail and will receive no extra compensation for such activities. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Availability of Certain Documents

Our Code of Ethics and Business Conduct, Corporate Governance Guidelines and the charters for the Audit, Compensation, and Governance and Nominating Committees of the Company's Board of Directors are posted on the Company's website at *www.gshi-steel.com.* This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

"Householding" of Proxy Materials

The regulations regarding the delivery of proxy materials permit the Company and brokerage firms to send only one copy of the Company's Notice of Internet Availability, Proxy Statement and/or 2010 Annual Report to multiple stockholders who share the same address under certain circumstances. Stockholders who hold their shares through a broker may have consented to reducing the number of copies of materials delivered to their address. In the event that a stockholder wishes to revoke such consent previously provided to a broker, that stockholder must contact the broker to revoke the consent. If, at any time, a stockholder wishes to receive separate copies of the Company's proxy materials, the stockholder should contact Jenny Wang, our Investor Relations Manager, by telephone at +86-10-5879 7346, by email at *jenny.wang@gshi-steel.com* or by mail at General Steel Holdings, Inc., Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing 100020. Stockholders receiving multiple copies of these documents at the same address can request delivery of a single copy of these documents by contacting the Company in the same manner. Stockholders holding shares through a broker can request a single copy by contacting the broker.

BOARD OF DIRECTORS

Board Independence

Our Common Stock is listed on the New York Stock Exchange, or "NYSE." Under NYSE listing standards, the Board of Directors is required to affirmatively determine that each "independent" director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. Our Board has determined that the following directors are "independent" as required by NYSE listing standards: Yong Tao Si, Angela He, Qinghai Du, Zhongkui Cao, Wenbing Chris Wang, and James Hu. Additionally, all members of our Audit Committee are "independent" as defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as required by NYSE listing standards. The non-management directors, all of whom currently are independent, met once during the fiscal year ended December 31, 2010 without management present and James Hu served as the lead independent director at such meeting.

Board Committees and Meetings of the Board of Directors

Our business is managed under the direction of the Board of Directors, which meets during the year to review significant developments affecting us and acts upon matters requiring its approval. The Board of Directors met one time during the fiscal year ended December 31, 2010. The Board acted by written consent 10 times during the fiscal year ended December 31, 2010.

It is our policy to encourage all directors to attend the Annual Meeting. All of our directors attended our 2010 Annual Meeting of Stockholders.

Our Board of Directors has three standing committees: the Compensation Committee, the Audit Committee and the Governance and Nominating Committee. A brief description of the composition and functions of each committee follows.

Compensation Committee

Our Compensation Committee consists of James Hu, Angela He and Wenbing Chris Wang. Ms. He is the Chairwoman of the Compensation Committee. Each member of our Compensation Committee is a non-management director and each is (i) independent as defined under the NYSE listing standards and as determined by the Board of Directors, (ii) a "non-employee director" for purposes of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee met once during the fiscal year ended December 31, 2010.

The Compensation Committee's functions are to review and recommend compensation policies and programs, as well as salary and other compensation levels for individual executives, including our Chief Executive Officer. The Compensation Committee makes these recommendations to our Board of Directors which, in turn, provides final approval on individual compensation matters for our executives. The Compensation Committee has the authority to retain any advisors, counsel and consultants as the members deem necessary in order to carry out these functions. The Compensation Committee also administers the compensation programs for our employees, including executive officers, reviews and approves all awards granted under these programs, reviews the Compensation Discussion and Analysis section of this Proxy Statement and approves the accompanying Compensation Committee Report. For more information on the Compensation Committee, see "Compensation Discussion and Analysis." The Board of Directors has adopted a written charter for the Compensation Committee which may be accessed and reviewed through the Company's website: *http://www.gshi-steel.com.* This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

Audit Committee

Our Audit Committee consists of James Hu, Angela He and Wenbing Chris Wang. Mr. Hu is the Chairman of the Audit Committee. Each member of our Audit Committee is "independent" within the meaning of the NYSE listing standards and the rules and regulations of the SEC and related federal law. The Audit Committee held four meetings during the fiscal year ended December 31, 2010.

The primary responsibilities of the Audit Committee are to review the results of the annual audit and to discuss the financial statements, including the independent auditors' judgment about the quality of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Additionally, the Audit Committee meets with our independent auditors to review the interim financial statements prior to the filing of our Quarterly Reports on Form 10-Q, recommends independent auditors to our Board of Directors to be retained by us, oversees the independence of the independent auditors, evaluates the independent auditors' performance, receives and considers the independent auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls, including our system to monitor and manage business risks and legal and ethical compliance programs, audit and non-audit services provided to us by our independent auditors, and considers conflicts of interest involving executive officers or Board members. Our Board of Directors has determined that each of Mr. Hu, Ms. He and Mr. Wang is an "audit committee financial expert" as defined by the Securities and Exchange Commission (the "SEC"). The Board of Directors has adopted a written charter for the Audit Committee which may be accessed and reviewed through the Company's website: *http://www.gshi-steel.com.* This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

Governance and Nominating Committee

Our Governance and Nominating Committee consists of James Hu, Angela He and Wenbing Chris Wang. Mr. Wang serves as the Chairman of the Governance and Nominating Committee. All of the members of the Governance and Nominating Committee are considered "independent" within the meaning of the NYSE listing standards. The Governance and Nominating Committee held one meeting during the fiscal year ended December 31, 2010.

The Governance and Nominating Committee recommends criteria for service as a director, reviews candidates and recommends appropriate governance practices for the Company in light of corporate governance guidelines set forth by the NYSE and other regulatory entities, as applicable. The Governance and Nominating Committee considers director candidates who are suggested by directors, management, stockholders and search firms hired to identify and evaluate qualified candidates. From time to time, the Governance and Nominating Committee may recommend highly qualified candidates who it believes will enhance the strength, independence and effectiveness of the Company's Board of Directors. Additionally, the Governance and Nominating Committee annually reviews the size of our Board of Directors. The Governance and Nominating Committee does not have a formal policy specifically focusing on the consideration of diversity; however, diversity is one of the many factors that the Governance and Nominating Committee considers when identifying candidates and making its recommendations to the Board.

The Governance and Nominating Committee considers nominees for the Board recommended by stockholders if such recommendations are submitted in writing to our Secretary, John Chen, at Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020. At this time, no additional specific procedures to propose a candidate for consideration by the Governance and Nominating Committee or minimum criteria for consideration of a proposed candidate for nomination to the Board of Directors have been adopted as the Company believes that the procedures currently in place will continue to serve the needs of the Board and stockholders. The Board of Directors has adopted a written charter for the Nominating Committee which may be accessed and reviewed through the Company's website: *http://www.gshi-steel.com.* This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

Risk-Management Oversight

Risk is inherent in any business and our management is responsible for the day-to-day management of risks that we face. The Board, on the other hand, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to evaluate the risk management process to ensure its adequacy and to seek assurances that it is implemented properly by management.

The Board believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight. Relevant members of senior management, as necessary, attend the Board's meetings and, as necessary, Board committee meetings, in order to address any questions or concerns raised by the Board on risk management-related and other matters. At meetings, the Board of Directors may receive presentations from senior management on business operations, financial results and strategic matters, including an assessment of the sensitivity of the various financial, operational and strategic risks faced by the Company, and discuss strategies, key challenges, risks and opportunities.

The Board's committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and succession planning for executives. The Governance and Nominating Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization and structure, code of conduct, conflict of interest policies and corporate governance, and in overseeing the membership and independence of the Board. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed about those risks and committee activities through committee reports.

Board Leadership Structure

Our Chief Executive Officer, Zuosheng Yu, also serves as the Chairman of the Board of Directors. The Board of Directors believes that this leadership structure is appropriate because Mr. Yu founded General Steel Holdings, Inc. and has the most comprehensive institutional knowledge of any member of the Board of Directors and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. Mr. Yu's combined role also provides decisive leadership, ensures clear accountability and enhances the Company's ability to communicate its message and strategy clearly and consistently to our stockholders, employees, and investors. James Hu, our lead independent director, serves as a liaison between the Chairman and our non-management directors, consults with the Chairman and Chief Executive Officer regarding information sent to directors, reviews meeting agendas and schedules and may call meetings of our non-management directors.

Each of the directors other than Mr. Yu, Mr. Chen and Mr. Xu are independent and our Board believes that the independent directors provide effective oversight of management. Moreover, in addition to feedback provided during the course of Board meetings, the independent directors provide the Chairman with regular input regarding agenda items for Board and committee meetings and coordinate with the Chairman regarding information to be provided to the independent directors in performing their duties. Our Board believes that this approach appropriately and effectively complements the combined Chairman/Chief Executive Officer structure.

Our Board periodically evaluates whether the leadership structure of our Board of Directors continues to be optimal for the Company and our stockholders. Although we believe that the combination of the Chairman and Chief Executive Officer roles is appropriate in our current circumstances, the Board has the flexibility to modify the Board leadership structure in the future if it determines that to be appropriate.

Communications with the Board of Directors

Stockholders and all interested parties who wish to communicate with the Board of Directors, or specific individual directors, may do so by directing correspondence to our Secretary, John Chen, at Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020. Such correspondence should prominently display the fact that it is a stockholder-director communication and indicate whether the correspondence should be forwarded to the entire Board of Directors or to particular directors.

EXECUTIVE OFFICERS

Our executive officers are elected annually by our Board of Directors and serve for one year terms or until their death, resignation or removal by the Board of Directors. The following table sets forth the name, age and position for each of our executive officers. The biographies for our executive officers are provided below under "Proposal One: Election of Directors."

Name	Age	Position
Zuosheng Yu	46	Chief Executive Officer and Chairman of the Board of Directors
John Chen	39	Chief Financial Officer, Secretary and Director
Xiao Zeng Xu	43	General Manager and Director

CODE OF ETHICS AND BUSINESS CONDUCT, AND CORPORATE GOVERNANCE GUIDELINES

Our Code of Ethics and Business Conduct and Corporate Governance Guidelines provides information to guide employees so that their business conduct is consistent with our ethical standards and improves the understanding of our ethical standards among customers, suppliers and others outside the Company. Our Code of Ethics and Business Conduct and Corporate Governance Guidelines are available on our website at *www.gshi-steel.com.* This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 25, 2011, as to shares of Common Stock and Preferred Stock beneficially owned by: (i) each person who is known by the Company to own beneficially more than 5% of Common Stock and Preferred Stock, (ii) each of the Company's current named executive officers, (iii) each of the Company's current directors and (iv) all the Company's current directors and named executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o General Steel Holdings, Inc., Kuntai International Mansion Building, Suite 2315, Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing, China 100020.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficial Ownership of Class[1]		Percentage of Voting Power
Common Stock				
Directors and Named Executive Officers		Common Stock	Series A Preferred Stock	
Zuosheng Yu[2] *Chief Executive Officer and Chairman of the Board of Directors*	7,708,900	14.0%		9.8%
John Chen *Chief Financial Officer, Secretary and Director*	70,000	*		*
Angela He *Director*	7,500	*		*
Xiao Zeng Xu *Director*	65,000	*		*
Yong Tao Si *Director*	5,000	*		*
James Hu *Director*	20,000	*		*
Wenbing Chris Wang *Director*	32,500	*		*
Qinghai Du *Director*	7,000	*		*
Zhongkui Cao *Director*	7,000	*		*
Executive Officers and Directors as a group	7,922,900	14.4%		10.1%
5% Owners				
Golden Eight Investments Limited[2]	14,000,000	25.4%		17.8%
Series A Preferred Stock				
Victory New Holdings Limited[3]	3,092,899		100%	30.0%

* less than 1%

(1) Percentages based on 55,080,467 shares of Common Stock and 3,092,899 shares of Preferred Stock outstanding as of April 25, 2011.

(2) Mr. Yu is the beneficial owner of 7,708,900 shares of Common Stock held in his name and 14,000,000 shares of Common Stock held in the name of Golden Eight Investments Limited ("Golden Eight"). Mr. Yu is the sole director of Golden Eight. Golden Eight is wholly owned by The GSI Family Trust U/A/D 01/21/10 (the "Trust"). Mr. Yu has sole power of revocation over the Trust and is the sole member of the Investment Committee of the Trust. As such, Mr. Yu has voting and investment control directly over the securities held by the Trust and indirectly over the securities held by Golden Eight. Mr. Yu also has voting and investment control over 3,092,899 shares of Series A Preferred Stock held in the name of Victory New Holdings Limited, a British Virgin Islands registered company, which, while outstanding, have a voting power equal to 30% of the combined voting power of the Company's Common Stock and Preferred Stock.

(3) Victory New Holdings Limited, a British Virgin Islands registered company ("Victory New"), is controlled by the Company's Chairman and Chief Executive Officer, Zuosheng Yu. Victory New holds 3,092,899 shares of the Company's Series A Preferred Stock which, while outstanding, have a voting power equal to 30% of the combined voting power of the Company's Common Stock and Preferred Stock.

COMPENSATION DISCUSSION AND ANALYSIS

References in this Proxy Statement to "named executive officers" refer to our Chief Executive Officer (principal executive officer), Zuosheng Yu, our Chief Financial Officer (principal financial officer), John Chen and General Manager, Xiao Zeng Xu.

Compensation Philosophy and Overview of Executive Compensation

Our executive compensation philosophy is to attract, retain, and motivate the most talented and dedicated executives possible consistent with achieving outstanding business performance and shareholder value at a reasonable cost.

There is very strong competition for senior management among Chinese companies listed on a U.S. stock exchange. We compete against companies that are much larger and have greater financial resources with which to attract and retain management. We understand that our executive compensation may be less than that at other Chinese companies listed on U.S. stock exchanges and at other publicly traded U.S. companies. We do not try to compete with other companies for senior management on the basis of compensation alone. Instead, we seek to attract and retain qualified candidates who embrace our vision, realize our long-term potential and are motivated by being pioneers in the field of State Owned Enterprise ("SOE") privatization.

We spend a great deal of time and effort communicating our vision to prospective employees. It is important that our employees are committed to our vision and understand our commitment to growth. Our Chief Executive Officer plays an integral role in conveying this vision on an ongoing basis to all our employees. Our corporate culture is that of an entrepreneurial company characterized by high trust, loyalty and personal sacrifice. We believe that we provide proper incentives to our senior management to promote the growth of our Company by granting fully-vested unregistered shares of our Common Stock. Such stock awards align the interests of our senior management with those of our stockholders.

We have been successful in recruiting and retaining senior management using our compensation vision and philosophy described above. Since 2004, when our Common Stock became publicly traded in the U.S., no members of our senior management team have resigned for reason of inadequate compensation. We view this as a validation of our compensation level and our corporate culture.

The Compensation Committee Process

For 2010, the salary amounts for our named executive officers were determined through individual negotiations: our Chief Financial Officer and our General Manager negotiated their respective salaries with our Chief Executive Officer, and our Chief Executive Officer negotiated his salary with our Compensation Committee. The amount of salary and sizes of equity awards were determined by our Compensation Committee, taking into consideration customary factors such as general economics of the marketplace as well as our financial position and performance. The Compensation Committee has final authority on decisions relating to compensation for all of the members of senior management, including our named executive officers.

Management's Role in the Compensation-Setting Process

Management plays a significant role in the compensation-setting process. The most significant aspects of management's role are:

- evaluating employee performance;
- preparing information for Compensation Committee meetings; and
- providing background information regarding our strategic objectives.

From time to time, the Compensation Committee invites members of management, including Mr. Yu, our Chief Executive Officer, and Mr. Chen, our Chief Financial Officer, to attend all or a portion of its meetings. Typically, Mr. Yu reviews the performance of senior management and makes recommendations on compensation levels. Mr. Chen assists the committee in discussions of employee performance and advising on accounting and tax matters. Both Mr. Yu and Mr. Chen provide background and context for and answers to any questions that the Compensation Committee may have.

Compensation Elements

At this stage in our growth, we compensate our named executive officers and members of senior management solely through salary and grants of fully-vested, unregistered shares of our Common Stock. The salaries of our named executive officers are paid in full, in Renminbi, in monthly installments. In 2010, we granted fully-vested unregistered shares of our Common Stock to our named executive officers, senior management and directors on a quarterly basis in an effort to further align their interests with those of our stockholders. We utilize a quarterly based grant system, as opposed to annual or semi-annual grants, in an attempt to ensure that such alignment of interests is maintained throughout the fiscal year. The grants were awarded under our 2008 Equity Incentive Plan. We do not currently provide a bonus program, severance benefit program, retirement plan, or change in control benefits program. In addition, in fiscal 2010, we did not provide any perquisites to any named executive officer for which the aggregate amount is over $10,000.

In determining ranges for these salaries and stock award amounts, we followed the principle that we are a developing company pursuing a goal to rapidly become a much larger company. As such, at this stage of development, we believe it is in our stockholders' best interest for us to utilize lower salary thresholds and enhanced long term incentive stock grants to ensure we can reinvest as much profit as possible back into the Company. However, we also feel that notwithstanding the lower salaries, our named executive officers are provided incentives sufficient to ensure that they remain motivated to grow the Company and build stockholder value through a combination of their non-compensatory stock holdings and the possibility of higher compensation in the future.

Compensation Benchmarking

As part of establishing the total compensation package for executive officers, the Compensation Committee reviews compensation packages for comparable positions at comparable companies and also takes into account the general economics of the marketplace as well as our financial position and performance. In the past, the Compensation Committee has also historically engaged an independent consulting firm to assist with assessing and establishing the compensation packages.

During fiscal 2009, the Compensation Committee engaged Towers Perrin (now known as Towers Watson) to assist with establishing executive officer compensation for fiscal 2010. This assessment included review and recommendations pertaining to our compensation philosophy, the appropriate peer group and peer group comparisons, as well as salary, bonus, long-term and other compensation and incentives. As part of this assessment, Towers Watson prepared and presented a report to the Compensation Committee summarizing the competitive data and comparisons of our executive officers to the comparable competitive market data utilizing publicly available data from the comparable companies and broad survey data (reflecting companies of similar size in our industry). The peer companies utilized in the report included those listed below.

Castle (A M) & Co.	China Oriental Group Co., Ltd.
Delong Holdings, Ltd.	Haynes International, Inc.
Metalico, Inc.	Universal Stainless & Alloy Products, Inc.

The report revealed the following with respect to fiscal 2008 compensation, as compared to the benchmarking and other data prepared and reviewed at the end of fiscal 2009:

(i) the Chief Executive Officer's base salary was 83% below the 50th percentile and his total compensation was 54% below the 50th percentile; and

(ii) the Chief Financial Officer was paid base salary at approximately the 86% below the 50th percentile and his total compensation was 58% below the 50th percentile.

Similar to the process conducted in establishing executive compensation for Fiscal 2010, as part of establishing the total compensation package for executive officers in future periods, the Compensation Committee expects to review compensation packages for comparable positions at comparable companies and take into account the general economics of the marketplace as well as our financial position and performance while keeping in mind that we do not try to compete with other companies for senior management on the basis of compensation alone. Instead, we seek to attract and retain qualified candidates who embrace our vision, realize our long-term potential and are motivated by being pioneers in the field of SOE privatization.

The Compensation Committee may also continue to engage an independent consulting firm to assist with assessing and establishing the compensation packages. Such independent consulting firm would typically recommend a list of comparable companies for executive officer compensation comparisons primarily based on industry, financial profile and stage of development. Once the peer companies are selected, we will compare our compensation to our peer companies on the basis of those as well as other relevant factors. Any such comparable companies, including those used for Fiscal 2010 compensation as set forth above, will be reviewed periodically and may change depending on changes in the marketplace, acquisitions, divestitures and business focus of ours or comparable companies.

Employment Agreements

We have not entered into employment agreements with any of our named executive officers.

Severance Arrangements

We do not have any severance agreements or other arrangements with any of our named executive officers.

Change of Control Arrangements

We do not have any change of control agreements or other arrangements with any of our named executive officers.

No Policies Regarding Equity Ownership and Hedging

We do not have any equity or other security ownership requirements or guidelines that specify applicable amounts or forms of ownership. We do not have any policies regarding hedging the economic risk of equity ownership.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted,

General Steel Holdings, Inc. Compensation Committee

Angela He, Chairwoman
James Hu, Member
Wenbing Chris Wang, Member

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The table below sets forth all compensation awarded to, earned by or paid to our named executive officers for the fiscal years indicated. No other executive officers received more than $100,000 in total compensation.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[1]	Stock Awards ($)[2]	Total ($)[1]
Zuosheng Yu, Chief Executive Officer	2010	154,769	—	464,800	619,569
	2009	116,871	—	237,200	354,071
	2008	86,490	—	276,100	362,590
John Chen, Chief Financial Officer	2010	50,629	—	116,200	166,829
	2009	52,787	—	72,400	125,187
	2008	41,515	138,050	—	179,565
Xiao Zeng Xu General Manager	2010	54,442	—	101,200	155,642

(1) The amounts shown were paid in RMB and were translated into U.S. dollars at the rate of $0.14794 per RMB for 2010, $0.14663 per RMB for 2009 and $0.14415 per RMB for 2008.

(2) The stock price assumption used to calculate the grant date fair value of all stock awards granted in the year indicated, as computed in accordance with FASB ASC Topic 718, and as disclosed in Note 16 to the financial statements in the Company's 2010 Annual Report on Form 10-K, Note 18 to the financial statements of the Company's 2009 Annual Report on Form 10-K, and Note 19 to the financial statements of the Company's 2008 Annual Report on Form 10-K, respectively.

The following table sets forth information concerning grants of plan-based awards to our named executive officers in 2010.

Grants of Plan-Based Awards

Name	Grant Date	Number of Shares of Stock	Grant Date Fair Value of Stock Awards ($)[1]
Zuosheng Yu	3/19/10	40,000	156,400
	6/25/10	40,000	104,800
	9/28/10	40,000	106,400
	12/17/10	40,000	97,200
John Chen	3/19/10	10,000	39,100
	6/25/10	10,000	26,200
	9/28/10	10,000	26,600
	12/17/10	10,000	24,300
Xiao Zeng Xu	3/19/10	8500	33,235
	6/25/10	8500	22,270
	9/28/10	8500	22,610
	12/17/10	9500	23,085

(1) The stock price assumption used to calculate the grant date fair value of all stock awards granted on the date indicated, as computed in accordance with FASB ASC Topic 718, and as disclosed in Note 16 to the financial statements in the Company's 2010 Annual Report on Form 10-K.

Director Compensation

The table below sets forth information regarding compensation earned by directors, other than our Chief Executive Officer and Chief Financial Officer, as compensation for their service to the Company during the year ended December 31, 2010.

Name	Stock Awards ($)[1]	Total ($)[1]
Angela He	$ 6,075	$ 6,075
Yong Tao Si	6,075	6,075
Qinghai Du	5,810	5,810
Zhongkui Cao	5,810	5,810
Wenbing Chris Wang	29,050	29,050
Xiao Zeng Xu	101,200	101,200
James Hu	29,050	29,050

(1) The stock price assumption used to calculate the grant date fair value of all stock awards granted on the date indicated, as computed in accordance with FASB ASC Topic 718, and as disclosed in Note 16 to the financial statements in the Company's 2010 Annual Report on Form 10-K.

Currently, we do not pay annual fees to our directors. During fiscal year 2010, we granted fully-vested unregistered shares of Common Stock to our directors on a quarterly basis. We determined the amount of each grant based on level of involvement, responsibility and length of service.

Compensation Risk Assessment

In 2010, management reviewed our compensation policies and practices to determine whether any risks arising from our compensation policies and practices for employees are reasonably likely to have a material adverse effect on us. This review, and the findings thereof were discussed with the Compensation Committee. We believe that our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2010, the members of the Compensation Committee were James Hu, Angela He and Wenbing Chris Wang. In fiscal 2010, no member of the Compensation Committee was an officer or employee of the Company or any of our subsidiaries.

EQUITY INCENTIVE PLAN INFORMATION

The following table provides information as of December 31, 2010, about compensation plans under which shares of our Common Stock may be issued to employees, consultants or non-employee directors upon exercise of options, warrants or rights.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[1]
Plans approved by stockholders	0	$ 0	428,150
Plans not approved by stockholders	0	0	0
Total		$	428,150

(1) We grant fully vested, unregistered shares of our Common Stock to employees under our 2008 Equity Incentive Plan. Our stock grants are not restricted and therefore there are no securities to be issued upon exercise of outstanding options, warrants and rights.

(2) Represents the number of securities remaining available for issuance under our 2008 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

The Company subleased a portion of its land use rights to Tianjin Jing Qiu Steel Market Company, a related party under common control. The Company's Chairman, CEO and majority shareholder, Zuosheng Yu (or used elsewhere, Henry Yu), is the chairman and the largest shareholder of Jing Qiu Steel Market Company. The lease term is one year and is renewed annually. The income generated from the rental amounted to the following for the year-ended:

	2010	2009	2008
		(in thousands)	
Rental Income	$—	$1,780	$1,737

Tianjin Dazhan Industry Co., Ltd. ("Dazhan") and Tianjin Hengying Trading Co., Ltd. ("Hengying") are steel trading companies controlled by the Company's Chairman, CEO and majority shareholder, Zuosheng Yu. Dazhan and Hengying acted as trading agents of the Company to make purchases and sales for the Company. The purchase and sales from the aforementioned related parties amounted to the following for the year-ended:

Through Hengying & Dazhan	2010	2009	2008
		(in thousands)	
Purchase from Hengying and Dazhan	$ —	$45,296	$76,434
Sales to Hengying and Dazhan	$90,167	$44,677	$33,413

All transactions with related parties are short-term in nature. Settlements for the balances are usually in cash. The following charts summarize the related party transactions as of December 31, 2010 and December 31, 2009.

Accounts Receivable — Related Parties

As of December 31, 2010 and December 31, 2009, the Company had a receivable balance of $0 and $0 respectively.

All transactions with related parties are short-term in nature. Settlements for the balances are usually in cash. The following charts summarize the related party transactions as of December 31, 2010 and December 31, 2009.

a. Other receivables — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 993	$19,226
Shaanxi Steel Group	Majority shareholder of Long Steel Group	8,899	—
Mao Ming Sheng Zhe	Common control under CEO	6,141	3,021
Tianjin Daqiuzhuang Steel Plates Co., Ltd.	Common control under CEO	1,078	—
Tianjin Dazhan Industry Co, Ltd	Common control under CEO	—	10,268
Others		317	155
Total		$17,428	$32,670

b. Advances on inventory purchases — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin General Qiugang Pipe	Common control under CEO	$6,187	$ —
Others		—	2,995
Total		$6,187	$2,995

c. Accounts payable due to related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin Hengying Trading Co., Ltd	Common control under CEO	$17,264	$17,256
Tianjin Dazhan Industry Co., Ltd	Common control under CEO	2,309	6,047
Tianjin General Qiugang Pipe	Common control under CEO	—	4,800
Hancheng Haiyan Coking	Investee of Long Steel Group	25,708	—
Henan Xinmi Kanghua	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	880	960
Jingma Jiaohua	Investee of Longmen Joint Venture's subsidiary (unconsolidated)	1,579	1,360
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	28,329	15,310
Beijing Daishang Trading Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	1,101	1,315
Others		115	1,103
Total		$77,285	$48,151

d. Short-term loans due to related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Shaanxi Steel & Iron Company	Majority shareholder of Long Steel Group	114,468	
Tianjin Dazhan Industry Co., Ltd	Common control under CEO	—	3,946
Tianjin Hengying Trading Co., Ltd	Common control under CEO	—	3,404
Shaanxi Shenganda Trading Co., Ltd	Common control under Long Steel Group	—	4,401
Total		$114,468	$11,751

e. Other payables due to related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin Hengying Trading Co, Ltd	Common control under CEO	$10,168	$2,415
Beijing Wendlar Co., Ltd	Common control under CEO	—	704
Yangpu Capital Automobile	Common control under CEO	1,350	587
Tianjin General Qiugang Pipe	Common control under CEO	4,547	—
Wenchun Han	Director of General Steel (China)	2,124	2,054
Others		25	—
Total		$18,214	$5,760

f. Customer deposits — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin Dazhan Industry Co., Ltd	Common control under CEO	$ —	$1,544
Hancheng Haiyan Coking	Investee of Long Steel Group	5,568	1,316
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	53,512	—
Beijing Shenhua Xinyuan	Common control under CEO	1,299	—
Beijing Daishang Trading Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	—	728
Others		381	203
Total		$60,760	$3,791

The Company also guaranteed bank loans of related parties amounting to $3.0 million as of December 31, 2010.

Review, Approval or Ratification of Transactions with Related Parties

The Board of Directors of the Company, acting upon the recommendation of its Governance and Nominating Committee, has adopted the following policy with regard to Related Party Transactions, as defined below.

Policy

Related Party Transactions, which are limited to those described in this policy, shall be subject to the approval or ratification by the Governance and Nominating Committee and the Board of Directors in accordance with this Policy.

Background

Our Code of Ethics and Business Conduct, which applies to all employees and directors, provides that all conflicts of interest should be avoided. Pursuant to Item 404 of Regulation S-K of the SEC, certain transactions between the issuer and certain related persons need to be disclosed in our filings with the SEC. In addition, under Section 144 of the Nevada General Corporation Law, certain transactions between the Company and our directors and officers may need to be approved by our Board of Directors or a duly authorized committee of the Board. Finally, SEC rules and New York Stock Exchange standards require our Board to assess whether relationships or transactions exist that may impair the independence of our outside directors. This policy is intended to provide guidance and direction on Related Party Transactions.

Definition

A "Related Party Transaction" is any transaction directly or indirectly involving any Related Party, as defined below, that would need to be disclosed under Item 404(a) of Regulation S-K. Under Item 404(a), the Company is required to disclose any transaction occurring since the beginning of the registrant's last fiscal year, or any currently proposed transaction, involving the Company where the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. "Related Party Transaction" also includes any material amendment or modification to an existing Related Party Transaction.

"Related Party" means any of the following:

- a director (which term when used herein includes any director nominee);
- an executive officer;
- a person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock (a "5% stockholder"); and
- or a person known by the Company to be an immediate family member of any of the foregoing.

"Immediate family member" means a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer, nominee for director or beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee for director or beneficial owner.

Identification of Potential Related Party Transactions

Related Party Transactions will be brought to management's and the Board's attention in a number of ways. Each of our directors and executive officers is instructed and periodically reminded to inform the Office of the Secretary of any potential Related Party Transactions. In addition, each such director and executive officer completes a questionnaire on an annual basis designed to elicit information about any potential Related Party Transactions.

Any potential Related Party Transactions that are brought to our attention are analyzed by our Internal Control department, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction or relationship does, in fact, constitute a Related Party Transaction requiring compliance with this policy.

Review and Approval of Related Party Transactions

At each of its meetings, the Governance and Nominating Committee and the Board of Directors will be provided with the material details of each new, existing or proposed Related Party Transaction, including the terms of the transaction, the business purpose of the transaction, and the benefits to the Company and to the relevant Related Party. In determining whether to approve a Related Party Transaction, the Governance and Nominating Committee and the Board of Directors will consider, among other factors, the following to the extent relevant to the Related Party Transaction:

- whether the terms of the Related Party Transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a Related Party;
- whether there are business reasons for the Company to enter into the Related Party Transaction;
- whether the Related Party Transaction would impair the independence of an outside director; and
- whether the Related Party Transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or Related Party, the direct or indirect nature of the director's, executive officer's or Related Party's interest in the transaction, the ongoing nature of any proposed relationship, and any other factors the Governance and Nominating Committee and the Board of Directors deems relevant.

Any member of the Governance and Nominating Committee and the Board of Directors who has an interest in the transaction under discussion will abstain from voting on the approval of the Related Party Transaction but may, if so requested by the Chairperson of the Governance and Nominating Committee and the Board of Directors, participate in some or all of the Governance and Nominating Committee and Board of Directors ' discussions of the Related Party Transaction. Upon completion of its review of the transaction, the Governance and Nominating Committee and the Board of Directors may determine to permit or to prohibit the Related Party Transaction.

A Related Party Transaction entered into without pre-approval of the Governance and Nominating Committee and the Board of Directors shall not be deemed to violate this policy, or be invalid or unenforceable, so long as the transaction is brought to the Governance and Nominating Committee and the Board of Directors as promptly as reasonably practical after it is entered into or after it becomes reasonably apparent that the transaction is covered by this policy.

There were no transactions that were required to be reported under "Certain Relationships and Related Party Transactions — Transactions with Related Parties" where the procedures described above did not require review, approval or ratification or where these procedures were not followed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Based solely on a review of copies of such forms received with respect to fiscal year 2010 and the written representations received from certain reporting persons that no other reports were required, we believe that all Section 16(a) filings were timely made by our directors, executive officers and persons who own more that 10% of our Common Stock and other equity securities.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Frazer Frost, LLP ("Frazer Frost") was our independent registered public accounting firm for fiscal 2010 and has no direct or indirect financial interest in our Company.

As previously disclosed on Form 8-K filed with the SEC on January 5th 2011, on December 31, 2010, upon the recommendation of our executive management, the Audit Committee of the Board of Directors approved the selection of PricewaterhouseCoopers Zhong Tian CPAs Limited Company ("PwC"), as our independent registered public accounting firm for the fiscal year ending December 31, 2011. PwC began providing services in the second fiscal quarter of 2011. The Company's selection of PwC to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011 resulted in the dismissal of Frazer Frost upon the filing of our Form 10-Q for the first fiscal quarter of 2011.

The change in independent registered public accounting firm did not result from any dissatisfaction with the quality of professional services rendered by Frazer Frost. Frazer Frost's audit report on the Company's financial statements for the fiscal years ended December 31, 2009 and 2010 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period from January 1, 2010 through the date hereof, there were: (i) no disagreements between the Company and Frazer Frost on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Frazer Frost, would have caused Frazer Frost to make reference to the subject matter of the disagreement in their reports on the Company's financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

During the two most recent fiscal years and the interim periods preceding the engagement, our Company has not consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our Company's financial statements, and either a written report was provided to our Company or oral advice was provided that PwC concluded was an important factor considered by our Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v). PwC has no direct or indirect financial interest in our Company.

We expect representatives of Frazer Frost to attend the annual meeting and such representatives will have an opportunity to make a statement if they wish, and will be available to respond to appropriate questions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories are as follows:

	2010	2009
Audit fees	$940,000	$1,120,000
Audit-related fees	$ —	$ —
Tax fees	$ 25,000	$ 30,000
All other fees	$ —	$ —

Audit fees were for the audit of our annual financial statements and the review of our financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by Frazer Frost LLP in connection with the statutory and regulatory filings. Tax fees involved the preparation of our consolidated tax returns.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to the Audit Committee Chairman, or any Audit Committee member in his absence, when services are required on an expedited basis, with such pre-approval disclosed to the full Audit Committee at its next scheduled meeting. None of the fees paid to the independent auditors under the categories "Audit-Related fees" and "All other fees" described above were approved by the Audit Committee prior to services being rendered pursuant to the de minimis exception established by the SEC.

All of the Audit fees and Tax fees provided by Frazer Frost LLP in fiscal 2010 and related fees were approved in advance by our Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the Annual Report on Form 10-K for the fiscal year ended 12/31/10 with management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee discussed with Frazer Frost LLP, the Company's independent registered public accounting firm (independent auditors) for the fiscal year ended 12/31/10, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the independent registered public accounting firm under generally accepted auditing standards including Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees), other standards of the Public Company Accounting Oversight Board (United States), rules of the Securities and Exchange Commission and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from management and the Company, including the matters in the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, which the Audit Committee received from the independent registered public accounting firm, and considered the compatibility of non-audit services with the independent registered public accounting firm's independence.

The Audit Committee also reviewed management's report on its assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's report on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee discussed with the Company's independent registered public accounting firm and the persons responsible for the internal audit function the overall scope and plans for their respective audits. The Audit Committee meets with the independent registered public accounting firm and the persons responsible for the internal audit function, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal control, including internal control over financial reporting, and the overall quality of the Company's financial reporting. During 2010, the Audit Committee held four meetings, including quarterly closing conferences with the independent registered public accounting firm and management during which financial results and related issues were reviewed and discussed prior to the release of quarterly results to the public.

The Audit Committee is governed by a charter which may be found on the Company's website. The members of the Audit Committee are considered to be "independent" because they satisfy the independence requirements of the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors and the board has approved the inclusion of the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting in the Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission. The Audit Committee has approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent registered public accounting firm for its fiscal year ending 12/31/2011 and stockholders are being asked to ratify this appointment at the 2011 annual meeting.

Audit Committee: James Hu, Chairman
Angela He, Member
Wenbing Chris Wang, Member

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors proposes the following nominees for election as directors to hold office until the Annual Meeting of Stockholders to be held in 2012 or until their successors, if any, have been duly elected and qualified. Each is currently a director and has agreed to serve if elected. Should any nominee become unavailable to accept nomination or election as a director, proxies will be voted for the election of such other person as the Board of Directors may recommend, unless the Board of Directors reduces the number of directors.

Information Concerning Nominees

The name, age, principal occupation for the last five years, selected biographical information and period of service as a director of General Steel of each nominee for election as a director are set forth below. All of the nominees are current directors of the Company.

***Mr. Zuosheng Yu**, age 46, Chairman of the Board of Directors.* Mr. Yu joined us in October 2004 and became Chairman of the Board at that time. He also serves as our Chief Executive Officer. Since February 2001, he has been President and Chairman of the Board of Directors of Beijing Wendlar Investment Management Group, Beijing, China. Since March 2001, he has been Chairman of the Board of Directors of Sheng Da Steel and Iron Mill, Tianjin, China. Since April 2001, he has been President and Chairman of Sheng Da Industrial Park Real Estate Development Limited. Since December 2001, Mr. Yu has been President and Chairman of Beijing Shou Lun Real Estate Development Company, Beijing, China. Mr. Yu graduated in 1985 from Sciences and Engineering Institute, Tianjin, China. In July 1994, he received a Bachelor's degree from Institute of Business Management for Officers. Mr. Yu received the title of "Senior Economist" from the Committee of Science and Technology of Tianjin City in 1994. In July 1997, he received an MBA degree from the Graduate School of Tianjin Party University. Since April 2003, Mr. Yu has held a position as a member of China's APEC (Asia Pacific Economic Co-operation) Development Council. Mr. Yu's strong knowledge of, and experience in, the Chinese steel industry, as well as his extensive institutional knowledge of our Company make him well suited to contribute to our board.

***Mr. John Chen**, age 39, Director.* Mr. Chen joined us in May 2004 and was elected as a director in March 2005. He also serves as our Chief Financial Officer. From August 1997 to July 2003, he served as a senior accountant at Moore Stephens, Wurth, Frazer and Torbet, LLP in Los Angeles, California. Mr. Chen graduated from Norman Bethune University of Medical Science, Changchun city, Jilin province, China in September 1992. He received a B.S. degree in accounting from California State Polytechnic University, Pomona, California, U.S. in July 1997. Mr. Chen's accounting skills and experience make him well suited to contribute to our board. He currently also serves on the board of directors of China Carbon Graphite Group, Inc. (OTCBB: CHGI), SGOCO Group, Ltd. (NASDAQ: SGCO), and Sino Cement Inc. (OTCBB: OCEE).

***Mr. Yong Tao Si**, age 55, Independent Director.* Mr. Tao was elected as an independent director in July 2010. Mr. Si currently serves as the Vice Deputy Director of the Inner Mongolian Autonomous Region State-owned Assets Supervision and Administration Commission ("SASAC"), a special commission of the People's Republic of China, directly under the State Council responsible for managing China's state-owned enterprises, responsible for appointing top executives and approving any mergers or sales of stock or assets, as well as drafting laws related to state-owned enterprises. He has served in this position since April 2010. From 2000 to April 2010, he worked for Baotou Iron and Steel Group Co., Ltd., in the Inner Mongolian Autonomous Region, in various senior management positions including General Manger, Director and Chairman. Since February 2010, he has served as Vice President of the China Iron and Steel Association ("CISA"), a national, non-profit organization founded in 1999, formerly known as China Metallurgical Enterprise Management Association. CISA members, which participate in the organization voluntarily, consist of China's steel enterprises, institutions, societies and individuals in the iron and steel industry. Mr. Si graduated from Beijing Science and Technology University with a degree in steel production.

***Ms. Angela He**, age 41, Independent Director.* Ms. He was elected as an independent director in July 2010. She currently serves as the Chief Financial Officer of Aero Technology in Long Beach, California and as an SEC reporting and accounting advisor to various publicly traded and private companies in the United States. From 2006 to 2007, she worked at as PriceWaterhouse Coopers in Los Angeles as an auditor. From 2003 to 2006, she served as an auditor for Moore Stephens Wurth Frazer and Torbet, LLP (now known as Frazer Frost LLP). Ms. He graduated with a Bachelor of Arts from California State University at Fullerton and is a California Certified Public Accountant.

***Mr. Qinghai Du**, age 72, Independent Director.* Mr. Du was elected as a director in August 2008. Mr. Du is currently the General Engineer for Beijing Industrial Design and Research Institute. During the past 40 years, he has served as the Chief Engineer and Section Chief at both Baotou Design and Research Institute of Iron and Steel, and the Design Institute of Capital Iron and Steel. Mr. Du received his Bachelor's degree in Iron and Steel Metallurgy from the Beijing University of Science and Technology, formerly known as Beijing University of Iron and Steel Technology, in 1963. Mr. Du has considerable experience in and strong knowledge of the Chinese steel industry which makes him well suited to contribute to our board.

***Mr. Zhongkui Cao**, age 60, Independent Director.* Mr. Cao was elected as a director in April 2008. From January 1994 to December 1998, Mr. Cao was President and Chairman of the Board at Baotou Metallurgy Machinery State-owned Asset Management Co. Mr. Cao graduated from Baotou Institute of Iron and Steel in 1974. Mr. Cao's understanding and experience relating to the Chinese steel industry make him well suited to contribute to this board.

***Mr. Wenbing Chris Wang**, age 39, Independent Director.* Mr. Wang was elected as an independent director in November 2007. Since January, 2008, Mr. Wang has served as President and a Director of Fushi Copperweld, Inc. ("Fushi"), a NASDAQ listed company. In addition, Mr. Wang was the Chief Financial Officer of Fushi from December 2005 to August 2009 and served as interim Chief Financial Officer of Fushi from March 2010 to October 2010. Mr. Wang received a degree in English from the Beijing University of Science and Technology in 1994 and an MBA in Finance and Corporate Accounting from the Simon Business School of the University of Rochester in 2002. His strong knowledge of finance and extensive experience in public company operations make him well suited to contribute to our board. In addition to his position as Director of Fushi, Mr. Wang also currently serves on the boards of China Integrated Energy (NASDAQ: CBEH) and Orient Paper, Inc. (NYSEAmex: ONP).

***Mr. Xiao Zeng Xu**, age 43, Director.* Mr. Xu joined General Steel and was elected as a director in October, 2010. He currently serves as the Director and General Manager of Shaanxi Longmen Iron and Steel Co., Ltd., a subsidiary of the Company, a position he has held since August 2008. Mr. Xu has been working at Shaanxi Longmen Iron and Steel Group Co., Ltd. in various positions for more than 20 years, including as Deputy Director of an iron making factory and Director of the Sales Department. Mr. Xu obtained a Masters in Business Administration from Xi'an Jiaotong University in 1996.

***Mr. James Hu**, age 38, Independent Director.* Mr. Hu was elected as an independent director in February 2010. Since April 2006, Mr. Hu has worked at Standard Chartered Bank (China) Limited where he is currently Head of Credit Analysis and where he manages risk assessment on large Chinese SOEs and private companies. Previously, Mr. Hu was a Senior Auditor with Deloitte Touche Tohmatsu in the United States before moving on to hold management positions at both U.S. and China-based firms, with significant experience in mergers and acquisitions analysis and Sarbanes-Oxley implementation. His education includes a Bachelor's degree in Economics from the University of California at Berkeley and a Masters degree in Business Administration from the Darden Graduate School at the University of Virginia. He is a California licensed certified public accountant. His auditing and consulting experience make him well suited to contribute to this board. He also currently serves on the board of directors of Rodobo International, Inc. (OTCBB: RDBO) and Sgoco, Inc.

Vote Required and Board of Directors Recommendation

With regard to the election of directors, notes may be cost for all nominees or withheld from all nominees or any particular nominee. Votes withheld in connection with the election of one or more directors will not be counted as votes for such individuals. Those nominees receiving the nine highest numbers of votes at the meeting will be elected provided that such votes constitute a majority of the votes entitled to vote on the election of directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR ALL NOMINEES" NAMED ABOVE.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is proposed that our stockholders ratify the appointment by the Audit Committee of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, as our independent registered public accounting firm, for the year ending December 31, 2011.

Approval by the stockholders of the appointment of our independent registered public accounting firm is not required by law, any applicable stock exchange regulation or by our organizational documents, but the Audit Committee is submitting this matter to stockholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of the independent registered public accounting firm.

VOTE REQUIRED AND BOARD OF DIRECTORS RECOMMENDATION

The affirmative vote of a majority of votes properly cast on this proposal shall constitute approval of the ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent registered public accounting firm for the fiscal year ending December 31, 2011. Abstentions and broker non-votes will each be counted as present for the purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

PROPOSAL 3

APPROVAL AND RATIFICATION OF AMENDMENT NO. 2 TO OUR 2008 EQUITY INCENTIVE PLAN

On April 25, 2011, the Board of Directors authorized, subject to stockholder approval, an amendment to the Company's 2008 Equity Incentive Plan (the "2008 Plan") for the sole purpose of increasing the number of shares of our Common Stock reserved for issuance thereunder from 2,000,000 shares to 3,000,000 shares ("Amendment No. 2 to the 2008 Plan"). The Company believes that Amendment No. 2 to the 2008 Plan should prove helpful in attracting, retaining, and motivating valued employees. It is proposed that our stockholders approve and ratify Amendment No. 2 to the 2008 Plan.

The 2008 Plan was approved by the Board of Directors on June 19, 2008 and by our stockholders on July 25, 2008 and Amendment No. 1 to the 2008 Plan was approved by the Board of Directors on April 25, 2010 and by our stockholders on June 21, 2010. We initially reserved a total of 1,000,000 shares of Common Stock for issuance under our 2008 Plan, subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, reclassification, stock split, subdivision reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. Our 2008 Plan is intended to encourage ownership of Common Stock by selected employees, directors and consultants of the Company and our subsidiaries and affiliates and to provide an additional incentive to such employees, directors and consultants to promote our success.

The 2008 Plan is and will continue to be administered by our Compensation Committee. Through April 25, 2011, 1,812,584 awards, net of cancellations, have been made pursuant to the 2008 Plan, all of which were grants of our Common Stock.

This proposal is also being submitted to stockholders for approval to ensure qualification of our 2008 Plan, as amended, under New York Stock Exchange rules and to allow us to grant incentive stock options under the plan. In addition, if Amendment No. 2 to the 2008 Plan is approved by our stockholders and the other conditions of Internal Revenue Code Section 162(m) relating to performance-based compensation are satisfied, compensation paid to covered employees pursuant to the 2008 Plan will be deductible under Section 162(m).

The characteristics of the 2008 Plan are discussed below, and a copy of the 2008 Plan, Amendment No. 1 to the 2008 Plan, and Amendment No. 2 to the 2008 Plan are attached hereto as Appendices A, B and C, respectively.

Description of Principal Features of our 2008 Plan

We may generally grant five types of awards under our 2008 Plan: restricted stock, stock options (including both incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code and nonqualified options ("NQSOs"), which are options that do not qualify as ISOs), phantom stock, stock bonus awards and other awards (including stock appreciation rights). In addition, the Compensation Committee may, in its discretion, make other awards valued in whole or in part by reference to, or otherwise based on, our Common Stock.

We initially reserved a total of 1,000,000 shares of Common Stock for issuance under our 2008 Plan, subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, reclassification, stock split, subdivision reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. Officers, including our named executive officers, employees, directors and consultants are eligible to receive awards under the 2008 Plan, in the discretion of the Compensation Committee. All of our approximate 8,400 employees, and all nine directors are eligible to participate in the 2008 Plan. To date, 1,812,584 awards all in the form of stock grants have been granted under our 2008 Plan. Awards will become exercisable or otherwise vest at the times and upon the conditions that the Compensation Committee may determine, as reflected in the applicable award agreement, except that awards of restricted stock, phantom stock, stock bonuses and Other Awards (as defined below) other than stock appreciation rights granted in connection with stock options must vest over the minimum periods, if any, required by the 2008 Plan, as described below. The Compensation Committee has the authority to accelerate the vesting and/or exercisability of any outstanding award, provided that the

Compensation Committee determines that such acceleration is necessary or desirable in light of extraordinary circumstances. Awards also accelerate automatically under the 2008 Plan upon the occurrence of certain events, as described below under "Other Features of the 2008 Plan." Because awards under the 2008 Plan are discretionary, it is not possible to determine the size of future awards.

Restricted Stock. The Compensation Committee may grant restricted shares of our Common Stock to such persons, in such amounts, at such price, if any, and subject to such terms and conditions as the Compensation Committee may determine in its discretion. Except for restrictions on transfer and such other restrictions as the Compensation Committee may impose, participants will have all the rights of a stockholder with respect to the restricted stock. Unless the Compensation Committee determines otherwise, termination of employment during the restricted period will result in the forfeiture by the participant of all shares still subject to restrictions. If a participant's employment is terminated "For Cause" (as defined in the 2008 Plan), then the participant will immediately forfeit all shares not vested as of the date of termination.

Stock Options. Options entitle the holder to purchase shares of Common Stock during a specified period at a purchase price specified by the Compensation Committee. Such price shall not be less than 100% of the fair market value of the shares as determined on the date the option is granted. Each option granted under the 2008 Plan will be exercisable for a period of 10 years from the date of grant, or such lesser period as the Compensation Committee shall determine. Options may be exercised in whole or in part by the payment of cash of the full option price of the shares purchased. The 2008 Plan provides that the Compensation Committee may stipulate in the applicable agreement that the option may be subject to cancellation by the Company. If a participant's employment is terminated "For Cause", then the participant will immediately lose the right to exercise any unexercised options.

Phantom Stock. A phantom stock award is an award of the right to receive upon the vesting date of the award an amount of cash, Common Stock or other property based upon an increase in the value of the shares during the term of the award. Phantom stock awards will be subject to a minimum one year vesting period. If a participant's employment is terminated "For Cause," then the participant will forfeit all unvested phantom stock awards.

Stock Bonus Awards. A stock bonus award is an award of Common Stock made at the discretion of the Committee. Stock bonus awards will only be granted in lieu of salary or cash bonus otherwise payable to a participant. Otherwise, stock bonus awards will be made upon such terms and conditions (if any) as the Committee may determine. If a participant's employment is terminated "For Cause," then the participant will forfeit all unvested stock.

Other Awards (including Stock Appreciation Rights). Other forms of awards (including any stock appreciation rights, referred to as "Other Awards") valued in whole or in part by reference to, or otherwise based on, shares may be granted either alone or in addition to other awards under the 2008 Plan. Subject to the provisions of the 2008 Plan, the Committee shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of shares to be granted pursuant to such Other Awards and all other conditions of such Other Awards, except that Other Awards (other than stock appreciation rights granted in connection with stock options) will be subject to a minimum one year vesting period. A stock appreciation right may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option, or may be granted unrelated to an option. If a participant's employment is terminated "For Cause," then the participant will immediately lose the right to exercise any unexercised stock appreciation rights or Other Awards.

Other Features of the 2008 Plan

The 2008 Plan may be amended by our Board of Directors, subject to stockholder approval where necessary to satisfy applicable laws or regulatory requirements and for amendments which increase the number of shares available under the 2008 Plan, materially change the class of persons eligible under the 2008 Plan, would have the effect of materially increasing the benefits accruing to participants under the 2008 Plan or materially alter the vesting provisions for awards of restricted stock. No award outstanding under our 2008 Plan may be repriced, regranted through cancellation or otherwise amended to reduce the exercise price without the approval of our stockholders.

The 2008 Plan provides that a participant who terminates employment other than for cause, death, disability or retirement shall generally have three months to exercise the vested portion of his or her award except for NQSOs for which such exercise period shall be six months. If a participant dies or his or her employment ceases due to total and permanent disability (as determined by the Compensation Committee), the award shall become fully exercisable and the participant or his or her representative may generally exercise the award within one year of the participant's cessation.

The 2008 Plan provides that upon a participant's retirement (as defined in the 2008 Plan), awards granted to such participant under the 2008 Plan accelerate and become fully vested for 50% of the number of shares covered by the unvested awards and for an additional 10% for every full year of employment beyond ten years. Upon retirement, awards may generally be exercised within one year of retirement to the extent vested upon retirement.

Awards granted under the 2008 Plan are non-transferable, other than by will, by the laws of descent and distribution, pursuant to a qualified domestic relations order or as otherwise permitted by the Compensation Committee.

Awards granted under the 2008 Plan terminate upon our dissolution or liquidation (other than in connection with a merger, consolidation or reorganization). The participant may exercise, immediately prior to the dissolution or liquidation, the award to the extent then exercisable on the date immediately prior to such dissolution or liquidation.

The 2008 Plan provides that if awards are assumed or replaced in a non-hostile change of control and a designated employee (including all of our executive officers) is either terminated other than "For Cause" or leaves for good reason at any time within two years following a non-hostile change of control, his or her awards, as assumed or replaced, will accelerate and become fully vested or exercisable, as the case may be. Options and stock appreciation rights held by the designated employee are then exercisable until the earlier of one year following the designated employee's termination date and the expiration date of the option or stock appreciation right, as the case may be. The 2008 Plan also provides that if we elect to terminate the 2008 Plan or cash out stock options or stock appreciation rights prior to a non-hostile change of control, then each affected award of executive officers as well as all other employees will accelerate and become fully exercisable immediately prior to the change of control. In the event of a hostile change of control, the 2008 Plan provides that awards to executive officers as well as all other employees, directors and consultants will accelerate and become fully exercisable immediately prior to the change of control.

Certain Federal Income Tax Consequences

Set forth below is a discussion of certain United States federal income tax consequences with respect to awards that may be granted pursuant to the 2008 Plan. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences of participation in the 2008 Plan.

Incentive Stock Options. In general, no taxable income is realized by a participant upon the grant of an ISO. Shares are issued to participants upon the exercise of options ("Option Shares"). If Option Shares are issued to a participant pursuant to the exercise of an ISO and the participant does not dispose of the Option Shares within the two-year period after the date of grant or within one year after the receipt of such Option Shares by the participant (a "disqualifying disposition"), then, generally (i) the participant will not realize ordinary income with respect to the option and (ii) upon sale of such Option Shares, any amount realized in excess of the exercise price paid for the Option Shares will be taxed to such participant as capital gain. The amount by which the fair market value of the shares on the exercise date of an ISO exceeds the purchase price generally will, however, constitute an item which increases the participant's "alternative minimum taxable income."

If Option Shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the Option Shares at the time of exercise (or, if less, the amount realized on the disposition of the Option Shares) over the exercise price paid for the Option Shares.

Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as an NQSO as discussed below.

Nonqualified Stock Options. In general, no taxable income is realized by a participant upon the grant of an NQSO. Upon exercise of an NQSO, the participant generally would include in ordinary income at the time of exercise an amount equal to the excess, if any, of the fair market value of the Option Shares at the time of exercise over the exercise price paid for the Option Shares.

In the event of a subsequent sale of Option Shares received upon the exercise of an NQSO, any appreciation after the date on which taxable income is realized by the participant in respect of the option exercise should be taxed as capital gain in an amount equal to the excess of the sales proceeds for the Option Shares over the participant's basis in such Option Shares. The participant's basis in the Option Shares will generally equal the amount paid for the Option Shares plus the amount included in ordinary income by the participant upon exercise of the NQSO.

Restricted Stock. A participant will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Internal Revenue Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock are subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, we generally will be entitled to a deduction in the same amount.

Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (i.e., a Section 83(b) election was previously made or the restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder's basis in such shares.

Other Types of Awards. The grant of a stock appreciation right will not result in income for the grantee or in a tax deduction for us. Upon the settlement of such a right or the payment of a stock bonus award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

Post Amendment 2008 Plan Benefits

The number of securities to be issued during the Company's fiscal year ending December 31, 2011 under the 2008 Plan after giving effect to Amendment No. 2 to the 2008 Plan cannot presently be determined. 733,300 shares were issued under the 2008 Plan during the fiscal year ended December 31, 2010.

VOTE REQUIRED AND BOARD OF DIRECTORS RECOMMENDATION

The affirmative vote of a majority of votes properly cast at the Annual Meeting at which a quorum is present and voting, either in person or by proxy, is required for approval of this proposal. Abstentions and broker non-votes will each be counted as present for the purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL AND RATIFICATION OF AMENDMENT NO. 2 TO THE 2008 PLAN.

PROPOSAL 4

ADVISORY VOTE ON APPROVING EXECUTIVE COMPENSATION

In accordance with recent legislation and rules adopted by the SEC, we are providing stockholders with the opportunity to cast an advisory (non-binding) vote on compensation programs for our Named Executive Officers. Our overall executive compensation policies and procedures are described in the "Compensation Discussion and Analysis" section and the tabular and narrative disclosures regarding compensation of our Named Executive Officers (together with the accompanying narrative disclosure) in this Proxy Statement. Our compensation policies and procedures are centered on a pay-for-performance culture and the company believes that such policies and procedures are strongly aligned with the long-term interests of our stockholders, as described in the Compensation Discussion and Analysis. The Compensation Committee, which is comprised entirely of independent directors, in consultation with Towers Watson, a leading human resources consulting firm, oversees our executive compensation program and monitors our policies to ensure they continue to emphasize programs that reward executives for results that are consistent with stockholder interests.

The Compensation Committee bases its executive compensation decisions on certain objectives, including the following:

- Total compensation targets are designed to be competitive with the companies and markets in which we compete;
- Pay is generally performance-based, with our overall performance judged both against internal goals and the performance of competitors;
- A pay-for-performance culture links compensation to both individual and collective performance and will result in differentiated compensation;
- A substantial percentage of total compensation is variable, or "at risk", both through annual incentive compensation and the granting of long-term incentive awards; and
- Equity incentive awards are used to align the interests of management with those of our stockholders.

We will continue to design and implement our executive compensation programs and policies in line with this philosophy to promote superior performance results and generate greater value for our stockholders.

The past year was one of significant strategic and financial accomplishments. Among our key accomplishments were the following:

- Sales revenue increased by 13.5% year-over-year to $1.9 billion, up from $1.7 billion in 2009.
- In the fourth quarter of 2010, the gross margin increased 600 basic points year over year to 9.0%. The increase in gross margin was mainly due to the compensation from Shaanxi Steel Group for the loss of production volume and production efficiency at Longmen Joint Venture during the construction of blast furnaces by Shaanxi Steel Group.
- We finalized the construction of two 1,280 cubic meter blast furnaces, two 120 metric ton converters and one 400 square meter sintering machine funded by Shaanxi Steel Group at Longmen Joint Venture.
- At the end of 2010, we were reimbursed by Shaanxi Steel Group in the amount of approximately $25.0 million (RMB169.0 million) and reimbursed in the amount of approximately $27.1 million (RMB180.1 million), in two separate payments for the loss of production volume and production efficiency at Longmen Joint Venture during the construction of blast furnaces by Shaanxi Steel Group.
- In December 2010, we brought online a new 400,000 metric tons capacity rebar production line at Maoming Hengda's facility.

- In September 2010, we formed Tianwu JV with TME Group, one of the largest and most diversified commodity trading groups in China. We hold a 60% controlling interest in Tianwu JV. Tianwu JV will source raw materials including iron ore domestically and overseas, and is expected to supply approximately 20% to 50% of our iron-ore needs amounting to approximately two to three million metric tons on an annual basis.
- On December 21, 2010, we announced the adoption of a share repurchase program ("Share Repurchase Program") pursuant to which we may repurchase up to an aggregate of 1,000,000 shares of our Company's Common Stock. The repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable federal securities laws. The Share Repurchase Program does not have an expiration date. As of December 31, 2010, we had repurchased 316,760 shares of Common Stock in open market transactions at an average price of $2.7475 price per share.

For the reasons discussed above, the Board recommends that stockholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules and regulations of the SEC and described in the Proxy Statement under the heading "Executive Compensation", including the Compensation Discussion and Analysis, compensation tables and the narrative discussion is hereby APPROVED."

Because your vote on this proposal is advisory, it will not be binding on the Board. However, the Compensation Committee and the Board will consider the outcome of the vote when making future compensation decisions. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. To the extent there is a significant vote against our Named Executive Officer compensation as disclosed in this Proxy Statement, the compensation committee will evaluate whether any actions are necessary to address our shareholders' concerns.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY OTHEWISE IN THEIR PROXIES.

PROPOSAL 5

ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTE ON APPROVING EXECUTIVE COMPENSATION

Under recent legislation and rules adopted by the SEC, our stockholders may approve, on an advisory (non-binding) basis, the frequency of the advisory vote on the compensation of our Named Executive Officers. Stockholders may choose to approve holding an advisory vote on the compensation of our Named Executive Officers every year, once every two years or once every three years.

After considering the benefits and consequences of each option for the frequency of submitting the advisory vote on the compensation of our Named Executive Officers to stockholders, the Board recommends submitting the advisory vote on the compensation of our Named Executive Officers at the annual meeting of our stockholders every year.

We believe an annual advisory vote on the compensation of our Named Executive Officers will allow us to obtain information on stockholders' views of the compensation of our Named Executive Officers on a more consistent basis. In addition, we believe an annual advisory vote on the compensation of our Named Executive Officers will provide the Board and the Compensation Committee with frequent input from stockholders on our compensation programs for our Named Executive Officers. Finally, we believe an annual advisory vote on the compensation of our Named Executive Officers is a good corporate governance practice and is in the best interests of our stockholders.

For the reasons discussed above, the Board recommends that stockholders vote in favor of holding an advisory vote on the compensation of our Named Executive Officers at the Annual Meeting of our stockholders every year. In voting on this proposal on the frequency of the advisory vote on the compensation of our Named Executive Officers, stockholders should be aware that they are not voting "for" or "against" the Board's recommendation. Rather, stockholders will be casting votes to recommend an advisory vote on the compensation of our Named Executive Officers every year, once every two years or once every three years, or they may abstain entirely from voting on the proposal.

The option that receives a plurality of the votes cast by the holders of shares of our Common Stock eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be considered by the Board and the Compensation Committee as the stockholders' recommendation as to the frequency of future advisory votes on the compensation of our Named Executive Officers. However, the outcome of this advisory vote on the frequency of the advisory vote on the compensation of our Named Executive Officers is not binding on us or the Board. We recognize that the stockholders may have different views as to the best approach for the Company, and therefore, we look forward to hearing from our stockholders as to their preferences. The Board will review and consider the outcome of this vote when making determinations as to when the advisory vote on the compensation of our Named Executive Officers will again be submitted to stockholders. A scheduling vote similar to this will occur at least once every six years.

THE BOARD OF DIRECTORS RECOMMENDS AN ANNUAL VOTE AS THE PREFERRED FREQUENCY FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION. PROXIES SOLICITED BY THE BOARD WILL BE VOTED FOR AN ANNUAL ADVISORY VOTE UNLESS STOCKHOLDERS SPECIFY OTHERWISE IN THEIR PROXIES.

APPENDIX A — 2008 Equity Incentive Plan

GENERAL STEEL HOLDINGS, INC.

2008 Equity Incentive Plan

1. Purpose; Establishment

The General Steel Holdings, Inc. 2008 Equity Incentive Plan (the "Plan") is intended to encourage ownership of shares of the Company's Common Stock by selected Employees, Directors, and Consultants of the Company and its Affiliates and to provide an additional incentive to those Employees, Directors, and Consultants to promote the success of the Company and its Affiliates. The Plan has been adopted and approved by the Board of Directors and the stockholders of the Company and is effective as of July 25, 2008.

2. Definitions

As used in the Plan, the following definitions apply to the terms indicated below:

(a) "Affiliate" means any entity if, at the time of granting of an Award (A) the Company, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of such entity or at least 50% of the ownership interests in such entity or (B) such entity, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of the Company.

(b) "Agreement" shall mean either the written agreement between the Company and a Participant or a written notice from the Company to a Participant evidencing an Award.

(c) "Award" shall mean any Option, Restricted Stock, Phantom Stock, Stock Bonus, Stock Appreciation Right or Other Award granted pursuant to the terms of the Plan.

(d) "Board of Directors" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f) "Committee" shall mean, at the discretion of the Board of Directors, the full Board of Directors or the Compensation Committee of the Board of Directors.

(g) "Company" shall mean General Steel Holdings, Inc., a Nevada corporation.

(h) "Common Stock" shall mean the common stock of the Company, par value $0.001 per share.

(i) "Consultant" shall mean any individual or entity who is performing advisory or other consulting services for the Company.

(j) A "Corporate Change in Control" shall be deemed to have occurred:

(i) upon the acquisition of beneficial ownership (as determined pursuant to the provisions of Rule 13d-3 under the Exchange Act and Treas. Reg. §1.409A-3(i)(5)) ("Treasury Regulation") of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities by a person, entity or "group", within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act and the Treasury Regulation (excluding for this purpose, the Company or its Affiliates, or any employee benefit plan of the Company), pursuant to a transaction or series of related transactions which the Board of Directors does not approve; or

(ii) at such time as individuals who as of January 1, 2009 constitute the Board of Directors (the "Incumbent Board") cease during any 12-month period for any reason to constitute a majority of the Board of Directors, provided that any person becoming a director subsequent to January 1, 2009 whose election or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, shall, for purposes of the Plan, be considered as though such person were a member of the Incumbent Board (unless such individual is an individual whose initial assumption of office is in connection with an actual or threatened election contest related to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act and the Treasury Regulation); or

(iii) the occurrence of any other event which is considered a Corporate Change in Control under the Treasury Regulation.

(k) "Corporate Transaction" shall mean the following unless and until the transaction becomes a Corporate Change in Control:

(i) a reorganization, recapitalization, merger or consolidation unless more than fifty percent (50%) of the Company's outstanding voting stock or the voting stock of the corporation resulting from the transaction (or the parent of such corporation) is held subsequent to the transaction by the persons who held the stock of the Company immediately prior to such transaction, or

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company to a successor in interest to the business of the Company.

(l) "Covered Employee" shall have the meaning set forth in Section 162(m) of the Code.

(m) "Designated Employee" shall mean an Employee designated by the Committee, in its sole discretion, as a "Designated Employee" for purposes of the Plan at any time prior to the effective date of a Corporate Transaction.

(n) "Director" shall mean a member of the Board of Directors.

(o) "Effective Date" shall mean July 25, 2009.

(p) "Employee" shall mean an individual employed by the Company or an Affiliate as a common law employee (determined under the regular personnel policies, practices and classifications of the Company or the Affiliate, as applicable). An individual is not considered an Employee for purposes of the Plan if the individual is classified as a consultant or contractor under the Company or an Affiliate's regular personnel classifications and practices, or if the individual is a party to an agreement to provide services to the Company or an Affiliate without participating in the Plan, notwithstanding that such individual may be treated as a common law employee for payroll tax, coverage requirements under Section 410(b) of the Code, nondiscrimination requirements under Section 401(a)(4) of the Code or other legal purposes.

(q) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(r) "Fair Market Value" of a share of Common Stock of the Company as of a specified date for the purposes of the Plan shall mean the closing price of a share of the Common Stock on the principal securities exchange (including the NYSE Arca) on which such shares are traded on the date of grant, or if the shares are not traded on a securities exchange, Fair Market Value shall be deemed to be the average of the high bid and low asked prices of the shares in the over-the-counter market on the date of grant. If the shares are not publicly traded, Fair Market Value of a share of Common Stock (including, in the case of any repurchase of shares, any distributions with respect thereto which would be repurchased with the shares) shall be determined in good faith by the Board of Directors or the Committee in accordance with the Treasury Regulation. In no case shall Fair Market Value be determined with regard to restrictions other than restrictions which, by their terms, will never lapse.

(s) "Incentive Stock Option" shall mean an Option that is an "incentive stock option" within the meaning of Section 422 of the Code, or any successor provision, and that is designated by the Committee as an incentive stock option.

(t) "Nonqualified Stock Option" shall mean an Option other than an Incentive Stock Option.

(u) "Option" shall mean an option to purchase shares of Common Stock granted pursuant to Section 7.

(v) "Other Award" shall mean an award granted pursuant to Section 11.

(w) "Participant" shall mean an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan.

(x) "Phantom Stock" shall mean the right, granted pursuant to Section 9, to receive in cash, shares or other property an amount, the value of which is related to the Fair Market Value of a share of Common Stock.

(y) "Restricted Stock" shall mean a share of Common Stock which is granted pursuant to the terms of Section 8 and which is subject to restrictions as set forth in Section 8(d).

(z) "Rule 16b-3" shall mean Rule 16b-3 promulgated under the Exchange Act, as amended from time to time.

(aa) "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

(bb) "Stock Appreciation Right" shall mean the right to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock (as determined on the date of exercise), over (i) if the Stock Appreciation Right is not related to an Option, the purchase price of a share of Common Stock on the date the Stock Appreciation Right was granted, or (ii) if the Stock Appreciation Right is related to an Option, the purchase price of a share of Common Stock specified in the related Option, and pursuant to such further terms and conditions as are provided under Section 11.

(cc) "Stock Bonus" shall mean a bonus payable in shares of Common Stock granted pursuant to Section 10.

(dd) Treasury Regulation" shall mean the regulations under 26 U.S.C. §1.409A and any section or subsection thereof specified herein.

(ee) "Vesting Date" shall mean the date established by the Committee on which an Award shall vest.

3. Stock Subject to the Plan

(a) *Shares Available for Awards.* The maximum number of shares of Common Stock reserved for issuance under the Plan shall be 1,000,000 shares (subject to adjustment as provided herein). Such shares may be authorized but unissued Common Stock or authorized and issued Common Stock held in the Company's treasury. The Committee may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan.

(b) *Adjustment for Change in Capitalization.* In the event that any dividend or other distribution is declared (whether in the form of cash, Common Stock, or other property), or there occurs any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, unless otherwise determined by the Committee in its sole and absolute discretion, (1) the number and kind of shares of stock which may thereafter be issued in connection with Awards, (2) the number and kind of shares of stock or other property issued or issuable in respect of outstanding Awards, (3) the exercise price, grant price or purchase price relating to any outstanding Award, and (4) the maximum number of shares subject to Awards which may be awarded to any Participant during any tax year of the Company shall be equitably adjusted as necessary to prevent the dilution or enlargement of the rights of Participants; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code.

(c) *Adjustment for Change or Exchange of Shares for Other Consideration.* In the event the outstanding shares of Common Stock shall be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a recapitalization, reclassification, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event ("Transaction"), then, unless otherwise determined by the Committee in its sole and absolute discretion, (1) each outstanding Option shall thereafter become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of Common Stock subject to the Option would have been changed or exchanged had the Option been exercised in full prior to such transaction, provided that, if necessary, the provisions of the Option shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of capital stock, cash, securities or other property thereafter issuable or deliverable upon exercise of the Option, and (2) each outstanding Award that is not an Option and that is not automatically changed in connection with the Transaction shall represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of Common Stock covered by the outstanding Award would have been changed or exchanged had they been held by a shareholder of the Company.

(d) *Reuse of Shares.* The following shares of Common Stock shall again become available for Awards: (1) any shares subject to an Award that remain unissued upon the cancellation, surrender, exchange or termination of such award for any reason whatsoever; (2) any shares of Restricted Stock forfeited and (3) any previously owned or withheld shares of Common Stock obtained by the Participant pursuant to an Award and received by the Company in exchange for Option shares upon a Participant's exercise of an Option, as permitted under Section 7(c)(ii).

4. Administration of the Plan

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Common Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; to make adjustments in any applicable performance goals in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of employment or service to the Company or an Affiliate and, except as otherwise provided herein, adjust any of the terms of any Award. The Committee may also (a) accelerate the date on which any Award granted under the Plan becomes exercisable or (b) accelerate the Vesting Date or waive or adjust any condition imposed hereunder with respect to the vesting or exercisability of an Award, provided that the Committee determines that such acceleration, waiver or other adjustment is necessary or desirable in light of extraordinary circumstances and does not trigger the application of §409A of the Internal Revenue Code of 1986, as amended ("Code"). Notwithstanding anything in the Plan to the contrary, no Award outstanding under the Plan may be repriced, regranted through cancellation or otherwise amended to reduce the exercise price applicable thereto (other than with respect to adjustments made in connection with a Transaction or other change in the Company's capitalization) without the approval of the Company's stockholders.

5. Eligibility

The persons who shall be eligible to receive Awards pursuant to the Plan shall be such Employees (including officers of the Company, whether or not they are members of the Board of Directors), Directors and Consultants as the Committee shall select from time to time. The grant of an Award hereunder in any year to any Employee, Director or Consultant shall not entitle such person to a grant of an Award in any future year.

6. Awards Under the Plan; Agreements

The Committee may grant Options, shares of Restricted Stock, shares of Phantom Stock, Stock Bonuses, Stock Appreciation Rights and Other Awards in such amounts and with such terms and conditions as the Committee shall determine, subject to the provisions of the Plan. Each Award granted under the Plan shall be evidenced by an Agreement which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable which are not in conflict with the terms of the Plan. By accepting an Award, a Participant thereby agrees that the Award shall be subject to all of the terms and provisions of the Plan and the applicable Agreement.

7. Options

(a) *Identification of Options.* Each Option shall be clearly identified in the applicable Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. Each Option shall state the number of shares of the Common Stock to which it pertains. Incentive Stock Options may only be granted to Employees.

(b) *Exercise Price.* Each Agreement with respect to an Option shall set forth the amount (the "option exercise price") payable by the grantee to the Company upon exercise of the Option. Subject to Section 7(d) (if applicable), the option exercise price per share shall be determined by the Committee at the time of grant and shall be in an amount at least equal to the Fair Market Value on the date of grant.

(c) *Term and Exercise of Options.*

(i) Each Option shall become exercisable at the pre-determined time or times determined by the Committee or upon the achievement of the performance objectives determined by the Committee, in each case as set forth in the applicable Agreement. Subject to Section 7(d) (if applicable), the expiration date of each Option shall be ten (10) years from the date of the grant thereof, or at such earlier or later time as the Committee shall expressly state in the applicable Agreement.

(ii) An Option shall be exercised by delivering written notice of exercise to the Company on any business day, at the Company's principal office, on the form specified by the Company. Such notice shall specify the number of shares of Common Stock with respect to which the Option is being exercised and which exercise method shall be used, as determined by the Committee in its sole discretion, and the Committee may approve payment in whole or in part by an alternative method, including (i) by means of any cashless exercise procedure approved by the Committee, (ii) in the form of unrestricted shares of Common Stock already owned by the Participant on the date of surrender to the extent the shares of Common Stock having a Fair Market Value on the date of surrender equal to the aggregate exercise price of the shares as to which such Option shall be exercised, *provided* that, in the case of an Incentive Stock Option, the right to make payment in the form of already owned shares of Common Stock may be authorized only at the time of grant, (iii) by check or payroll deduction or (iv) any combination of the foregoing.

(iii) Certificates for shares of Common Stock purchased upon the exercise of an Option shall be issued in the name of or for the account of the Participant or other person entitled to receive such shares, and delivered to the Participant or such other person as soon as practicable following the effective date on which the Option is exercised.

(iv) An Agreement may stipulate that an Option which becomes exercisable shall be subject to cancellation. In such event, the Committee shall determine the date or dates, or event or events, upon which such cancellation shall become effective, as the case may be, and those provisions shall be set forth in the applicable Agreement.

(d) *Limitations on Incentive Stock Options.*

(i) The exercise price per share of Common Stock deliverable upon the exercise of an Incentive Stock Option shall be not less than the Fair Market Value of a share of Common Stock as determined on the date of grant.

(ii) To the extent that the aggregate Fair Market Value of shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other stock option plan of the Company or an Affiliate shall exceed $100,000, such Options shall be treated as Nonqualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

(e) No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns (or is deemed to own under the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless (A) the exercise price of such Incentive Stock Option is at least 110% of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted and (B) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

8. Restricted Stock

(a) *Price.* At the time of the grant of shares of Restricted Stock that do not represent deferred compensation, the Committee shall determine the price, if any, to be paid by the Participant for each share of Restricted Stock subject to the Award.

(b) *Vesting Date.* At the time of the grant of shares of Restricted Stock, the Committee may establish a Vesting Date or Vesting Dates with respect to such shares. The Committee may divide such shares into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Restricted Stock imposed pursuant to Section 8(c) are satisfied, and except as provided in Section 8(h), upon the occurrence of the Vesting Date with respect to a share of Restricted Stock, such share shall vest and the restrictions of Section 8(d) shall lapse.

(c) *Conditions to Vesting.* At the time of the grant of shares of Restricted Stock, the Committee may impose such restrictions or conditions to the vesting of such shares as it, in its absolute discretion, deems appropriate.

(d) *Restrictions on Transfer Prior to Vesting.* Prior to the vesting of a share of Restricted Stock, no transfer of a Participant's rights with respect to such share, whether voluntary or involuntary, by operation of law or otherwise, shall be permitted. Immediately upon any attempt to transfer such rights, such share, and all of the rights related thereto, shall be forfeited by the Participant.

(e) *Dividends on Restricted Stock.* The Committee in its discretion may require that any dividends paid on shares of Restricted Stock be held in escrow until all restrictions on such shares have lapsed.

(f) *Issuance of Certificates.* Following the date of grant with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of or for the account of the Participant to whom such shares were granted, evidencing such shares. Each such stock certificate shall bear the following legend:

The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in or imposed pursuant to the General Steel Holdings, Inc. 2008 Equity Incentive Plan.

Such legend shall not be removed until such shares vest pursuant to the terms hereof.

Each certificate issued pursuant to this Section 8(f), together with the stock powers relating to the shares of Restricted Stock evidenced by such certificate, shall be held by the Company unless the Committee determines otherwise.

(g) *Consequences of Vesting.* Upon the vesting of a share of Restricted Stock pursuant to the terms hereof, the restrictions of Section 8(d) shall lapse with respect to such share. Following the date on which a share of Restricted Stock vests, the Company shall cause to be delivered to the Participant to whom such shares were granted, a certificate evidencing such share, free of the legend set forth in Section 8(f).

(h) *Effect of Termination of Employment or Service.* Except as set forth in Section 12(c), (d) or (e) or as set forth in the applicable Agreement, upon the termination of a Participant's employment or service, for any reason other than For Cause, any and all shares to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company together with any dividends paid on such shares; provided that if the Committee, in its sole and absolute discretion, shall within thirty (30) days after such termination of employment or service, notify the Participant in writing of its decision not to terminate the Participant's rights in such shares, then the Participant shall continue to be the owner of such shares subject to such continuing restrictions as the Committee may prescribe in such notice. In the event of a forfeiture of shares pursuant to this section, the Company shall repay to the Participant (or the Participant's estate) any amount paid by the Participant for such shares. In the event that the Company requires a return of shares, it shall also have the right to require the return of all dividends paid on such shares, whether by termination of any escrow arrangement under which such dividends are held or otherwise.

(i) In the event of the termination of a Participant's employment or service For Cause, any and all shares which have not vested shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company, together with any dividends paid on such shares, in return for which the Company shall repay to the Participant any amount paid by the Participant for such shares.

(j) *Special Provisions Regarding Awards.* Notwithstanding anything to the contrary contained herein, Restricted Stock granted pursuant to this Section 8 to Covered Employees, Consultants or Directors may be based on the attainment of performance goals pre-established by the Committee. To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend the aforementioned business criteria. Such shares of Restricted Stock shall be released from restrictions only after the attainment of such performance measures has been certified by the Committee.

9. Phantom Stock

(a) *General.* Grants of units of Phantom Stock may be granted by the Committee in its discretion, provided that any such Award shall (except as otherwise provided in Section 12, 13 or 14 hereof) have a final Vesting Date not earlier than the first anniversary of the date of grant of the Award.

(b) *Vesting Date.* At the time of the grant of units of Phantom Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such units (subject to the provisions of Section 9(a) hereof). The Committee may divide such units into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Phantom Stock imposed pursuant to Section 9(c) are satisfied, and except as provided in Section 9(d), upon the occurrence of the Vesting Date with respect to a share of Phantom Stock, such unit shall vest.

(c) *Benefit Upon Vesting.* Upon the vesting of a unit of Phantom Stock, the Participant shall be paid, within 30 days of the date on which such unit vests, an amount, in cash and/or shares of Common Stock, as determined by the Committee, equal to the sum of (1) the Fair Market Value of a share of Common Stock on the date on which such share of Phantom Stock vests and (2) the aggregate amount of cash dividends paid with respect to a share of Common Stock during the period commencing on the date on which the unit of Phantom Stock was granted and terminating on the date on which such unit vests.

(d) *Conditions to Vesting.* At the time of the grant of units of Phantom Stock, the Committee may impose such restrictions or conditions to the vesting of such units as it, in its absolute discretion, deems appropriate, to be contained in the Agreement.

(e) *Effect of Termination of Employment or Service.* Except as set forth in Section 12(c), (d) or (e) or as otherwise provided in the applicable Agreement, units of Phantom Stock that have not vested, together with any dividends credited on such units, shall be forfeited upon the Participant's termination of employment or service, for any reason.

(f) *Special Provisions Regarding Awards.* Notwithstanding anything to the contrary contained herein, the vesting of Phantom Stock granted pursuant to this Section 9 to Covered Employees, Consultants or Directors may be based on the attainment of performance criteria as described in Section 8(j), in each case, as determined in accordance with generally accepted accounting principles. No payment in respect of any such Phantom Stock award shall be paid to a Covered Employee, Consultant or Director, until the attainment of the respective performance measures have been certified by the Committee.

10. Stock Bonuses

Stock Bonus Awards may be granted by the Committee in its discretion, provided that any such Award shall be granted only in lieu of salary or cash bonuses payable to the Participant and shall (except as otherwise provided in Section 12, 13 or 14 hereof) have a final Vesting Date not earlier than the first anniversary of the date of grant of the Award. In the event that the Committee grants a Stock Bonus, a certificate for the shares of Common Stock constituting such Stock Bonus shall be issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable. Each Stock Bonus Award granted hereunder shall be payable within the earlier of (i) two and one half months after the end of the fiscal year of the Company it is granted, or (ii) the date the related salary or cash bonus was otherwise to be paid.

11. Other Awards; Stock Appreciation Rights

(a) Other forms of Awards (including any Stock Appreciation Rights, hereinafter "Other Awards") valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to other Awards under the Plan. Other Awards may be granted by the Committee in its discretion, provided that any such Other Award shall (except as otherwise provided in Section 12, 13 or 14 hereof or with respect to Stock Appreciation Rights granted in connection with an Option) have a final Vesting Date not earlier than the first anniversary of the date of grant of the Award. Subject to the provisions of the Plan (including those set forth in the preceding sentence), the Committee shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of shares of Common Stock to be granted pursuant to such Other Awards and all other conditions of such Other Awards.

(b) A Stock Appreciation Right may be granted in connection with an Option, either at the time of grant or at any time thereafter during the term of the Option, or may be granted unrelated to an Option.

(c) A Stock Appreciation Right related to an Option shall require the holder, upon exercise, to surrender such Option with respect to the number of shares as to which such Stock Appreciation Right is exercised, in order to receive cash payment of any amount computed pursuant to Section 11(f). Such Option will, to the extent surrendered, then cease to be exercisable.

(d) In the case of Stock Appreciation Rights granted in relation to Options, if the Appreciation Right covers as many shares as the related Option, the exercise of a related Option shall cause the number of shares covered by the Stock Appreciation Right to be reduced by the number of shares with respect to which the related Option is exercised. If the Stock Appreciation Right covers fewer shares than the related Option, when a portion of the related Option is exercised, the number of shares subject to the unexercised Stock Appreciation Right shall be reduced only to the extent necessary so that the number of remaining shares subject to the Stock Appreciation Right is not more than the remaining shares subject to the Option.

(e) Subject to Section 11(k) and to such rules and restrictions as the Committee may impose, a Stock Appreciation Right granted in connection with an Option will be exercisable at such time or times, and only to the extent that a related Option is exercisable, and will not be transferable except to the extent that such related Option may be transferable.

(f) Upon the exercise of a Stock Appreciation Right related to an Option, the holder will be entitled to receive payment of an amount determined by multiplying:

(i) The difference obtained by subtracting the exercise price of a share of Common Stock specified in the related Option from the Fair Market Value of a share of Common Stock on the date of exercise of such Stock Appreciation Right, by

(ii) The number of shares as to which such Stock Appreciation Rights will have been exercised.

Notwithstanding anything herein to the contrary, payment of any Stock Appreciation Rights shall comply with §409A of the Internal Revenue Code of 1986, as amended.

(g) A Stock Appreciation Right granted without relationship to an Option will be payable at such times as are specified in the Plan or any separate Agreement with the Participant, but in no event after ten years from the date of grant.

(h) A Stock Appreciation Right granted without relationship to an Option will entitle the holder, upon exercise of the Stock Appreciation Right, to receive payment of an amount determined by multiplying:

(i) The difference obtained by subtracting the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted from the Fair Market Value of a share of Common Stock on the date of exercise of such Stock Appreciation Right, by

(ii) the number of shares as to which such Stock Appreciation Rights will have been exercised.

(i) Notwithstanding subsections (f) and (h) above, the Committee may place a limitation on the amount payable upon exercise of a Stock Appreciation Right. Any such limitation must be determined as of the date of grant and noted on the instrument evidencing the Participant's Stock Appreciation Right granted hereunder.

(j) Payment of the amount determined under subsections (f) and (h) above may be made solely in whole shares of Common Stock valued at their Fair Market Value on the date of exercise of the Stock Appreciation Right or alternatively, in the sole discretion of the Committee, solely in cash or a combination of cash and shares. If the Committee decides that full payment will be made in shares of Common Stock, and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

(k) The Committee may impose such additional conditions or limitations on the exercise of a Stock Appreciation Right as it may deem necessary or desirable to secure for holders of Stock Appreciation Rights the benefits of Rule 16b-3, or any successor provision in effect at the time of grant or exercise of a Stock Appreciation Right, to prevent the application of tax Code §409A or as it may otherwise deem advisable.

12. Termination of Employment or Service

(a) A Participant who ceases (for any reason other than death, total and permanent disability, Retirement or termination of employment For Cause) to be an Employee, Consultant or Director of the Company or of an Affiliate may exercise any Option, Stock Appreciation Right or Other Award to the extent that such Award has vested on the date of such termination. Except for Nonqualified Stock Options which shall be exercisable only within six (6) months after such date of termination, and except as set forth in the next sentence or as otherwise set forth in the Plan, such Option, Stock Appreciation Right or Other Award shall be exercisable only within three (3) months after such date of termination, or, if earlier, within the originally prescribed term of the Award, unless the Committee shall set forth a different period in the applicable Agreement. For purposes of the Plan, employment or service shall not be deemed terminated by reason of a transfer to another employer which is the Company or an Affiliate. If any Option, Stock Appreciation Right or Other Award is not exercised following the Participant's termination within the time specified, the Award shall terminate and the shares covered by such Option, Stock Appreciation Right or Other Award shall revert to the Plan.

(b) A Participant whose employment or service with the Company or an Affiliate is terminated For Cause shall forthwith immediately upon notice of such termination cease to have any right to exercise any Award, and the Award shall terminate and the shares covered by such Award shall revert to the Plan. For purposes of the Plan, termination "For Cause" shall be deemed to include (and is not limited to) dishonesty with respect to the Company or any Affiliate, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by a Participant of any provision of any employment, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate, and conduct substantially prejudicial to the business of the Company or an Affiliate. The determination of the Committee as to the existence of circumstances warranting a termination For Cause shall be conclusive. Any definition in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of For Cause and which is in effect at the time of such termination, shall supersede the definition in the Plan with respect to the Participant.

(c) If a Participant ceases to be an Employee, Consultant or Director of the Company or of an Affiliate by reason of total and permanent disability, as determined by the Committee, any Award held by him or her on the date of disability shall be fully exercisable as of the date of such cessation. A disabled Participant may exercise such Award only within a period of one (1) year after the date of such cessation or within such different period as may be determined by the Committee and set forth in the applicable Agreement, or, if earlier, within the originally prescribed term of the Award. If any Award is not exercised following the Participant's total and permanent disability within the time specified, the Award shall terminate and the shares covered by such Award shall revert to the Plan. For purposes of the Plan, a Participant shall be deemed to have a total and permanent disability if such Participant is entitled to receive benefits under the applicable long-term disability program of the Company, or, if no such program is in effect with respect to such Participant, if the Participant has become totally and permanently disabled within the meaning of Section 409A(a)(2)(c) of the Code.

(d) If a Participant dies while the Participant is an Employee, Consultant or Director of the Company or of an Affiliate, any Award held by him at the date of death shall be fully exercisable as of the date of the

Participant's death. A deceased Participant's legal representatives or one who acquires the Award by will or by the laws of descent and distribution may exercise such Award only within a period of one (1) year after the date of death or within such different period as may be determined by the Committee and set forth in the applicable Agreement, or, if earlier, within the originally prescribed term of the award. If any Award is not exercised following the Participant's death within the time specified, the Award shall terminate and the shares covered by such Award shall revert to the Plan.

(e) Unless otherwise set forth in the applicable Agreement and to be applicable only to Participants who are Employees, immediately upon a Participant's Retirement, such individual's then unvested Awards, including those held by a permitted transferee of such individual, shall automatically accelerate and become fully vested for fifty percent (50%) of the number of shares covered by such unvested Awards and for an additional ten percent (10%) of the number of shares covered by such unvested Awards for every full year of employment by the Company or any of its Affiliates beyond ten (10) years, up to the remaining amount of the unvested Award.

Except as set forth in the following paragraph, upon Retirement of a Participant, such retired Participant (or permitted transferee of such individual) may exercise any then outstanding Awards to the extent vested only within a period of one (1) year after the date of Retirement or within such different period as may be determined by the Committee and set forth in the applicable Agreement or, if earlier, within the originally prescribed term of the Award. If any Award is not exercised following the Participant's Retirement within the time specified, the Award shall terminate and the shares covered by such Award shall revert to the Plan. For purposes of this second paragraph of Section 12(e), the term "Retirement" as to any Employee of the Company or any of its Affiliates shall mean such person's leaving the employment of the Company and its Affiliates after reaching age 55 with ten (10) years of service with the Company or its Affiliates, but not including pursuant to any termination For Cause or pursuant to any termination for insufficient performance, as determined by the Company.

Upon Retirement of a Participant who is required to file statements with respect to securities of the Company pursuant to Section 16 of the Securities Exchange Act of 1934, such retired Participant (or permitted transferee of such individual) may exercise any then outstanding options held by such Participant, to the extent vested as of the retirement date, that are Nonqualified Stock Options for a period equal to the shorter of (x) the remaining term of the applicable option on the retirement date; or (y) three (3) years from the retirement date. If any such option is not exercised following the Participant's Retirement within the time specified, such Nonqualified Stock Option shall terminate and the shares covered by such Nonqualified Stock Option shall revert to the Plan. For purposes of this third paragraph of Section 12(e), the term "Retirement" shall mean such termination of his or her service or employment with the Company and its affiliates after reaching age 55 and having either (i) ten (10) years of total service with the Company or its affiliates or (ii) reached any age limit over the age of 55 that has been established by the Board of Directors of the Company as the required age for retirement, but not including pursuant to any termination For Cause, as determined by the Company.

(f) *Leave of Absence.* A Participant to whom an Award has been granted under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability, or who is on a permitted leave of absence for any purpose, shall not, during the period of any such absence, be deemed by virtue of such absence alone, to have terminated his employment with the Company or with an Affiliate except as the Committee may otherwise expressly provide in the applicable Agreement.

13. Effect of Corporate Transaction

(a) *Options.* In the event of a Corporate Transaction, the Committee shall, prior to the effective date of the Corporate Transaction, as to each outstanding Option under the Plan either (i) make appropriate provisions for the Options to be assumed by the successor corporation or its parent or be replaced with a comparable option to purchase shares of the capital stock of the successor corporation or its parent; or (ii) upon written notice to the Participants provide that all Options must be exercised and the Plan will terminate (all Options having been made fully exercisable as set forth below in this Section 13(f); or (iii) terminate all Options in exchange for a cash payment equal to the excess of the then aggregate Fair Market Value of the shares subject to such Options (all Options having been made fully exercisable as set forth below in this Section 13) over the aggregate Option price thereof. Each outstanding Option under the Plan which is assumed in connection with a Corporate Transaction or is otherwise to continue in effect shall be appropriately adjusted, immediately after such Corporate Transaction, to apply and pertain to the number and class of securities which would have been issued, in consummation of such Corporate Transaction, to an actual holder of the same number of shares of the Common Stock as are subject to such Option immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the Option price payable per share, provided the aggregate Option price payable for such securities shall remain the same.

(b) *Other Awards.* In the event of a Corporate Transaction, the Committee shall, prior to the effective date of the Corporate Transaction, as to each outstanding Award (other than an Option) under the Plan either (i) make appropriate provisions for the Awards to be assumed by the successor corporation or its parent or be replaced with comparable Awards with respect to the successor corporation or its parent; (ii) provide that such Awards shall be fully vested and exercisable, as applicable, prior to such Corporate Transaction and, to the extent that such Awards (other than awards of Restricted Stock) are not exercised prior to such Corporate Transaction, shall terminate upon the consummation of the Corporate Transaction or (iii) terminate all such Awards in exchange for a cash payment equal to the then aggregate Fair Market Value of the shares subject to such Award (all Awards having been made fully exercisable as set forth below in this Section 13), less any applicable exercise price.

(c) *Involuntary Employment Action.* If at any time within two (2) years of the effective date of a Corporate Transaction there is an Involuntary Employment Action with respect to any Designated Employee, each then outstanding Award assumed or replaced under this Section and held by such Designated Employee (or a permitted transferee of such person) shall, upon the occurrence of such Involuntary Employment Action, automatically accelerate so that each such Award shall immediately become fully vested or exercisable, as applicable. Upon the occurrence of an Involuntary Employment Action with respect to a Designated Employee, any outstanding Options or Stock Appreciation Right held by such Designated Employee (and his or her permitted transferees) shall be exercisable within one (1) year of the Involuntary Employment Action or, if earlier, within the originally prescribed term of the Option or Stock Appreciation Right. An "Involuntary Employment Action" as to an Designated Employee shall mean the involuntary termination of the Designated Employee's employment with the Company or an Affiliate other than For Cause, or the termination by the Designated Employee of his employment with the Company and its Affiliates upon the occurrence, without the Participant's express written consent, of any of the following circumstances unless such circumstances are corrected (provided such circumstances are capable of correction): (i) any adverse and material alteration and diminution in the Participant's position, title or responsibilities (other than a mere change in title or reporting relationship) as they existed immediately prior to the Corporate Transaction or as the same may be increased from time to time thereafter, (ii) a reduction of the Participant's annual base salary or targeted bonus opportunity, in each case as in effect on the date prior to the Corporate Transaction or as the same may be increased from time to time thereafter, or (iii) relocation of the offices at which the Participant is employed which increases the Participant's daily commute by more than 100 miles on a round trip basis.

(d) *Determination of Comparability.* The determination of comparability under this Section shall be made by the Committee and its determination shall be final, binding and conclusive.

(e) *Other Adjustments.* The class and number of securities available for issuance under the Plan on both an aggregate and per participant basis shall be appropriately adjusted by the Committee to reflect the effect of the Corporate Transaction upon the Company's capital structure.

(f) *Termination of the Plan.* In the event the Company terminates the Plan or elects to cash out Options or Stock Appreciation Rights in accordance with clauses (ii) and (iii) of paragraph (a) or (b) of this Section 13, then the exercisability of each affected Award outstanding under the Plan shall be automatically accelerated so that each such Award shall immediately prior to such Corporate Transaction, become fully vested and may be exercised prior to such Corporate Transaction for all or any portion of such Award. The Committee shall, in its discretion, determine the timing and mechanics required to implement the foregoing sentence.

14. Acceleration Upon Corporate Change in Control

In the event of a Corporate Change in Control then the exercisability or vesting of each Award outstanding under the Plan shall be automatically accelerated so that each such Award shall immediately prior to such Corporate Change in Control, become fully vested or exercisable for the full number of shares of the Common Stock purchasable under an Option to the extent not previously exercised and may be exercised for all or any portion of such shares within the originally prescribed term of the Option.

15. Rights as a Shareholder

No person shall have any rights as a shareholder with respect to any shares of Common Stock covered by or relating to any Award until the date of issuance of a stock certificate with respect to such shares. Except as otherwise expressly provided in Section 3(b), no adjustment to any Award shall be made for dividends or other rights for which the record date occurs prior to the date such stock certificate is issued.

16. No Employment Rights; No Right to Award

Nothing contained in the Plan or any Agreement shall confer upon any Participant any right with respect to the continuation of employment by the Company or an Affiliate or interfere in any way with the right of the Company or an Affiliate, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant. No person shall have any claim or right to receive an Award hereunder. The Committee's granting of an Award to a Participant at any time shall neither require the Committee to grant any other Award to such Participant or other person at any time or preclude the Committee from making subsequent grants to such Participant or any other person.

17. Securities Matters

(a) Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing shares of Common Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Committee, in its sole discretion, deems necessary or desirable.

(b) The transfer of any shares of Common Stock hereunder shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may, in its sole discretion, defer the effectiveness of any transfer of shares of Common Stock hereunder in order to allow the issuance of such shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Participant in writing of its decision to defer the effectiveness of a transfer. During the period of such deferral in connection with the exercise of an Option, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

18. Withholding Taxes

Whenever cash is to be paid pursuant to an Award, the Company or Affiliate by which the Participant is employed shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever shares of Common Stock are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company or Affiliate by which the Participant is employed in cash an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto.

19. Notification of Election Under Section 83(b) of the Code

If any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service.

20. Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

With respect to an Incentive Stock Option, the Participant holding such Option shall notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition. Each Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition.

21. Amendment or Termination of the Plan

No amendment to the Plan which (i) increases the number of shares of Common Stock issuable under the Plan (ii) materially changes the class of persons eligible to participate in the Plan, (iii) would have the effect of materially increasing the benefits accruing under the Plan to Participants or (iv) materially alters the provisions of the second paragraph of Section 4 shall be effective without approval by the stockholders of the Company. Except as set forth in the preceding sentence, the Board of Directors may, at any time, suspend or terminate the Plan or revise or amend it in any respect whatsoever; provided, however, that shareholder approval shall also be required for any such amendment if and to the extent the Board of Directors determines that such approval is appropriate for purposes of satisfying Sections 162(m) or 422 of the Code or Rule 16b-3 or other applicable law or the requirements of any securities exchange upon which the securities of the Company trade. Nothing herein shall restrict the Committee's ability to exercise its discretionary authority pursuant to Section 4, which discretion may be exercised without amendment to the Plan. No action hereunder may, without the consent of a Participant, reduce the Participant's rights under any outstanding Award. Notwithstanding anything herein to the contrary, any amendment shall be invalid if it triggers taxation under §409A or otherwise violates sections of the Internal Revenue Code of 1986, as amended, under which the Plan otherwise intends to comply, including, but not limited to §83, §421 and §422.

22. Transferability

Awards granted under the Plan shall not be transferable by a participant other than (i) by will or by the laws of descent and distribution, or (ii) with respect to Awards other than Incentive Stock Options, pursuant to a qualified domestic relations order, as defined by the Code or Title 1 of the Employee Retirement Income Security Act or the rules thereunder, or (iii) as otherwise determined by the Committee. The designation of a beneficiary of an Award by a Participant shall not be deemed a transfer prohibited by this Section. Except as provided in the preceding sentence, an Award shall be exercisable, during a Participant's lifetime, only by the Participant (or by his or her legal representative) and shall not be assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation, or other disposition of any Award contrary to the provisions of this Section, or the levy of any attachment or similar process upon an Award, shall be null and void. Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executor or administrator of the Participant's estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Award by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and (b) an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgments made by the Participant in connection with the grant of the Award.

23. Dissolution or Liquidation of the Company

Upon the dissolution or liquidation of the Company other than in connection with transactions to which Section 13 is applicable, all Awards granted hereunder shall terminate and become null and void; provided, however, that if the rights hereunder of a Participant or one who acquired an Award by will or by the laws of descent and distribution have not otherwise terminated and expired, the Participant or such person shall have the right immediately prior to such dissolution or liquidation to exercise any Award granted hereunder to the extent that the right to exercise such Award has accrued as of the date immediately prior to such dissolution or liquidation. Awards of Restricted Stock that have not vested as of the date of such dissolution or liquidation shall be forfeited as of the date of such dissolution or liquidation.

24. Effective Date and Term of Plan

The Plan shall be subject to the requisite approval of the stockholders of the Company. In the absence of such approval, any Awards shall be null and void. Unless extended or earlier terminated by the Board of Directors, the right to grant Awards under the Plan shall terminate on the tenth anniversary of the Effective Date. No extension of the Plan shall operate to permit the grant of Incentive Stock options following the tenth anniversary of the Effective Date. Awards outstanding at Plan termination shall remain in effect according to their terms and the provisions of the Plan.

25. Applicable Law

The Plan shall be construed and enforced in accordance with the law of the State of Nevada, without reference to its principles of conflicts of law, except to the extent that federal law supersedes such state law.

26. Participant Rights

No Participant shall have any claim to be granted any award under the Plan, and there is no obligation for uniformity of treatment for Participants. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by any Award until the date of the issuance of a Common Stock certificate to him or her for such shares.

27. Unfunded Status of Awards

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company.

28. No Fractional Shares

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

29. Beneficiary

A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's beneficiary.

30. Interpretation

The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

31. Severability

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

32. Miscellaneous

The foregoing General Steel Holdings, Inc. 2008 Equity Incentive Plan was duly adopted by the Board of Directors of the Company on the 19 th day of June, 2008 and approved by the stockholders on July 25, 2008.

APPENDIX B

GENERAL STEEL HOLDINGS, INC.

AMENDMENT NO. 1 TO 2008 Equity Incentive Plan

This General Steel Holdings, Inc. (the "Company") Amendment No. 1 to 2008 Equity Incentive Plan ("Amendment No. 1 to the 2008 Plan") is intended to increase the amount of available shares of the Company's common stock, $0.001 par value per share (the "Common Stock") that may be granted to selected Employees, Directors, and Consultants of the Company and its Affiliates which are intended to provide an additional incentive to promote the success of the Company and its Affiliates. This Amendment No. 1 to the 2008 Plan has been adopted and approved by the Board of Directors and the stockholders of the Company and is effective as of June 21, 2010.

RECITALS

WHEREAS, the 2008 Equity Incentive Plan (the "2008 Plan") was approved by the Board of Directors and the stockholders of the Company and was made effective as of July 25, 2008;

WHEREAS, the 2008 Plan was Amended at the annual meeting of stockholders held on June 21, 2010 ("Amendment No. 1 to the 2008 Plan"); and

WHEREAS, the Board of Directors of the Company has decided it is in the best interest of the Company to increase the number of available shares of the Company's Common Stock that may be granted under the 2008 Plan from 1,000,000 to 2,000,000.

TERMS AND CONDITIONS

NOW, THEREFORE, the 2008 Plan is hereby amended as follows. Capitalized terms not otherwise defined herein shall have the meanings set forth in the 2008 Plan.

1. Section 3(a) of the 2008 Plan, as amended by Amendment No. 1 to the 2008 Plan, is hereby amended by deleting "1,000,000" and replacing it with "2,000,000".

2. The term "the Plan" as used in the 2008 Plan shall mean the 2008 Plan as amended by Amendment No. 1 to the 2008 Plan.

3. Except as otherwise provided herein, the 2008 Plan shall continue in full force and effect.

APPENDIX C

GENERAL STEEL HOLDINGS, INC.

AMENDMENT NO. 2 TO 2008 Equity Incentive Plan

This General Steel Holdings, Inc. (the "Company") Amendment No. 2 to 2008 Equity Incentive Plan ("Amendment No. 2 to the 2008 Plan") is intended to increase the amount of available shares of the Company's common stock, $0.001 par value per share (the "Common Stock") that may be granted to selected Employees, Directors, and Consultants of the Company and its Affiliates which are intended to provide an additional incentive to promote the success of the Company and its Affiliates. This Amendment No. 2 to the 2008 Plan has been adopted and approved by the Board of Directors and the stockholders of the Company and is effective as of _______ __, 2011.

RECITALS

WHEREAS, the 2008 Equity Incentive Plan (the "2008 Plan") was approved by the Board of Directors and the stockholders of the Company and was made effective as of July 25, 2008;

WHEREAS, the 2008 Plan was Amended at the annual meeting of stockholders held on June 21, 2010 ("Amendment No. 1 to the 2008 Plan"); and

WHEREAS, the Board of Directors of the Company has decided it is in the best interest of the Company to increase the number of available shares of the Company's Common Stock that may be granted under the Amendment No. 2 to the 2008 Plan from 2,000,000 to 3,000,000.

TERMS AND CONDITIONS

NOW, THEREFORE, the 2008 Plan is hereby amended as follows. Capitalized terms not otherwise defined herein shall have the meanings set forth in the 2008 Plan.

1. Section 3(a) of the 2008 Plan, as amended by Amendment No. 1 to the 2008 Plan, is hereby amended by deleting "2,000,000" and replacing it with "3,000,000".

2. The term "the Plan" as used in the 2008 Plan shall mean the 2008 Plan as amended by Amendment No. 1 to the 2008 Plan and this Amendment No. 2 to the 2008 Plan.

3. Except as otherwise provided herein, the 2008 Plan shall continue in full force and effect.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-33717

General Steel Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	41-2079252
(State of Incorporation)	(I.R.S. Employer Identification Number)

Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue,
Chaoyang District, Beijing, China, 10020
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number: **+86 (10) 5879-7346**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value per share	New York Stock Exchange
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $73.5 million. General Steel has no non-voting common equity.

The number of shares outstanding of capital stock as of March 14, 2011 was 54,839,733.

Documents Incorporated by Reference:

Certain information required by Part III is incorporated by reference to the Definitive Proxy Statement in conjunction with the 2011 Annual Meeting of Stockholders of the Registrant, which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year.

TABLE OF CONTENTS

PART I

ITEM 1.	BUSINESS	1
ITEM 1A.	RISK FACTORS	8
ITEM 1B.	UNRESOLVED STAFF COMMENTS	21
ITEM 2.	PROPERTIES	22
ITEM 3.	LEGAL PROCEEDINGS	23
ITEM 4.	(REMOVED AND RESERVED)	23

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	24
ITEM 6.	SELECTED FINANCIAL DATA	25
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	44
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	80
ITEM 9A.	CONTROLS AND PROCEDURES	80
ITEM 9B.	OTHER INFORMATION	83

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	83
ITEM 11.	EXECUTIVE COMPENSATION	83
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	83
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	83
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	83

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	84
SIGNATURES		86

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PART I

ITEM 1. BUSINESS.

Overview

Our Company was incorporated on August 5, 2002, in the State of Nevada. We are headquartered in Beijing, China and operate a diverse portfolio of Chinese steel companies. Our Company serve various industries and produce a variety of steel products including: reinforced bars ("rebar"), hot-rolled carbon and silicon sheets, spiral-weld pipes and high-speed wire. Our aggregate annual production capacity of steel products is 7 million crude steel metric tons, of which the majority is rebar. Individual industry segments have unique demand drivers, such as rural income, infrastructure construction and energy consumption. Domestic economic conditions are also an overall driver for all our products.

Our vision is to become one of the largest and most profitable non-government owned steel companies in China.

Our mission is to grow our business organically and through the acquisition of Chinese steel companies to increase their profitability and efficiencies utilizing western management practices and advanced production technologies, and the infusion of capital resources.

Our two-pronged strategy includes organic growth and mergers and acquisitions ("M&A"). On the organic growth side, we aim to grow through operation optimization, capacity expansion and margin expansion by improved operational efficiency and cost structure. On the M&A side, we aim to expand through aggressive mergers, joint ventures and acquisitions targeting state-owned enterprise steel companies and selected entities with outstanding potential. We have executed this strategy in acquiring controlling interest positions in three joint ventures. Our business currently operates through five steel-related subsidiaries and we are actively attempting to acquire additional assets.

Unless the context indicates otherwise, as used herein the terms "General Steel", the "Company", "Registrant", "we", "our" and "us" refer to General Steel Holdings, Inc. and its subsidiaries.

Steel Related Subsidiaries and Raw Material Trading Company

We presently have controlling interests in four steel-related subsidiaries and one raw material trading subsidiary:

- General Steel (China) Co., Ltd. ("General Steel (China)")
- Baotou Steel — General Steel Special Steel Pipe Joint Venture Company Limited;
- Shaanxi Longmen Iron and Steel Co., Ltd. ("Longmen Joint Venture");
- Maoming Hengda Steel Co., Ltd.; and
- Tianwu General Steel Material Trading Co., Ltd.

- ***General Steel (China) Co., Ltd.***

General Steel (China), formerly known as "Tianjin Daqiuzhuang Metal Sheet Co., Ltd." started operations in 1988. General Steel (China)'s core business is manufacturing high quality hot-rolled carbon and silicon steel sheets mainly used in the production of small agricultural vehicles and other specialty markets.

General Steel (China) has ten steel sheet production lines capable of processing approximately 400,000 metric tons of 0.75mm to 2.0mm hot-rolled steel sheets per year. Products are sold through a nation-wide network of 35 distributors and three regional sales offices.

General Steel (China) uses a traditional rolling mill production sequence, including heating, rolling, cutting, annealing, and flattening to process and cut coil segments into steel sheets which have a length of approximately 2,000mm, a width of approximately 1,000mm, and a thickness ranging from 0.75mm to 2.0mm. Limited size adjustments can be made to meet order requirements. Products sell under the registered "Qiu Steel" brand name.

On May 14, 2009, General Steel (China) changed its official name from "Tianjin Daqiuzhuang Metal Sheet Co., Ltd." to better reflect its role as a merger and acquisition platform for steel company investments in China. In some instances, we retain the use of the name Daqiuzhuang Metal for brand recognition purposes within the industry.

On March 31, 2010, General Steel (China) entered into a lease agreement whereby General Steel (China) leased its facility to Tianjin Daqiuzhuang Steel Plates Co., Ltd. ("Lessee"). The lease provides approximately 776,078 square feet of workshops, land, equipment and other facilities to the Lessee and reduces overhead costs while providing a recurring monthly revenue stream resulting from payments due thereunder. The term of the lease is from January 1, 2010 to December 31, 2011 and the monthly base rental rate due to General Steel (China) is approximately $246,096 (RMB1.68 million). The former General Manager of General Steel (China) currently manages Tianjin Daqiuzhuang Steel Plates Co., Ltd. Changing the business model of this facility from a direct operations model to a leased operations model reduces overhead costs and provides a steady revenue stream in the form of fixed monthly lease revenue.

- ***Baotou Steel — General Steel Special Steel Pipe Joint Venture Company Limited.***

On April 27, 2007, General Steel (China) and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement, amending the Joint Venture Agreement entered into on September 28, 2005, to increase General Steel (China)'s ownership interest in the related joint venture to 80%. The joint venture company's name is Baotou Steel — General Steel Special Steel Pipe Joint Venture Company Limited, a Chinese limited liability company ("Baotou Steel Pipe Joint Venture"). Baotou Steel Pipe Joint Venture obtained its business license from government authorities in China on May 25, 2007, and started its operations in July 2007. Baotou Steel Pipe Joint Venture has four production lines capable of producing 100,000 metric tons of double spiral-weld pipes primarily used in the energy sector to transport oil and steam. These pipes have a diameter ranging from 219mm to 1240mm, a wall thickness ranging from 6mm to 13mm, and a length ranging from 6m to 12m. Presently, Baotou Steel Pipe Joint Venture sells its products using an internal sales force to customers in the Inner Mongolia Autonomous Region and the northwest region of China.

- ***Shaanxi Longmen Iron and Steel Co., Ltd.***

Effective June 1, 2007, through two subsidiaries, General Steel (China) and Tianjin Qiu Steel Investment Co., Ltd., we entered into a Joint Venture Agreement with Shaanxi Longmen Iron & Steel Group Co., Ltd. ("Long Steel Group") to form Shaanxi Longmen Iron and Steel Co., Ltd. ("Longmen Joint Venture"). Through our two subsidiaries, we invested approximately $39 million cash and collectively hold approximately 60% of Longmen Joint Venture.

Long Steel Group, located in Hancheng city, Shaanxi province, in China's central region, was founded in 1958 and incorporated in 2002. Long Steel Group operates as a fully-integrated steel production facility. Less than 10% of steel companies in China have fully-integrated steel production capabilities.

Currently, Longmen Joint Venture has five branch offices, five subsidiaries under direct control and six entities in which it has a non-controlling interest. It employs approximately 7,984 full-time workers. In addition to steel production, Longmen Joint Venture operates transportation services through its Changlong Branch, located at Hancheng city, Shaanxi province. Changlong Branch owns 154 vehicles and provides transportation services exclusively to Longmen Joint Venture.

Longmen Joint Venture does not own iron pelletizing facilities.

Longmen Joint Venture's products are categorized within the steel industry as "longs" (referencing their shape). Rebar is generally considered a regional product because its weight and dimension make it ill-suited for cost-effective long-haul ground transportation. By our estimates, the provincial market demand for rebar is six to eight million metric tons per year. Slightly more than half of this demand comes from Xi'an, the capital of Shaanxi province, located 180km from Longmen Joint Venture's main steel production site. Currently, we estimate that we have an approximate 72% share of the Xi'an market for rebar.

An established regional network of approximately 100 distributors and four sales offices sell Longmen Joint Venture's products. All products sell under the registered brand name of "Yulong," which has strong regional recognition and awareness. Rebar and billet products carry ISO 9001 and 9002 certification and other of Longmen Joint Venture's products have won national quality awards. Products produced at the facility have been used in the construction of the Yangtze River Three Gorges Dam, the Xi'an International Airport, the Xi'an city subway system and the Xi Luo Du and the Xiang Jia Ba hydropower projects.

In September 24, 2007, Longmen Joint Venture acquired a 74.92% ownership interest of Longmen Iron and Steel Group Co., Ltd. Environmental Protection Industry Development Co., Ltd. ("Longmen EPID"). At the same time, Longmen Joint Venture also entered into a equity transfer agreement with Longmen Steel Group to acquire its 36% ownership interest in its subsidiary, Longmen Iron and Steel Group Co., Ltd. Hualong Fire Retardant Materials Co., Ltd. ("Hualong"). Longmen Joint Venture paid $430,000 (RMB3.3 million) in exchange for the ownership interest and is the largest shareholder in Hualong. The facility produces fire-retardant materials used in various steel making processes.

In January 2010, Longmen Joint Venture completed its acquisition of a controlling interest in Longmen EPID. Longmen Joint Venture entered into an equity transfer agreement with Shaanxi Fangxin Industrial Co., Ltd. ("Shaanxi Fangxin"). Longmen Joint Venture paid RMB8,678,383 to Shaanxi Fangxin to acquire its 25.08% ownership interest in Longmen EPID. Longmen EPID became a branch of Longmen Joint Venture.

On January 11, 2008, Longmen Joint Venture completed its acquisition of a controlling interest in Hancheng Tongxing Metallurgy Co., Ltd. ("Tongxing"). Longmen Joint Venture contributed its land use right of 21.45 hectares (approximately 53 acres) with an appraised value of approximately $4.1 million (RMB30 million). Pursuant to the agreement, the land was exchanged for shares of Tongxing valued at approximately $3.1 million (RMB22.7 million), giving Longmen Joint Venture a 22.76% ownership stake in Tongxing and making it Tongxing's largest shareholder. Tongxing has a rebar processing facility with an annualized rolling capacity of 300,000 metric tons.

In November 2010, we brought online the 800,000 metric ton capacity rebar production line relocated from the Maoming Hengda facility.

From 2009 to 2010, we worked with Shaanxi Iron and Steel Group ("Shaanxi Steel Group") who built new and state-of-the-art equipment, including two 1,280 cubic meter blast furnaces, two 120 metric ton converters and one 400 square meter sintering machine. During the period of construction, we provided assistance such as labor and technology while we dismantled the operations of certain small furnaces to accommodate the new production systems. We are currently in the process of negotiating with Shaanxi Steel Group to enter into an agreement to operate the aforementioned equipment. We paid certain costs on behalf of Shaanxi Steel Group and economic losses during the construction. On December 22, 2010 we were reimbursed by Shaanxi Steel Group in the amount of approximately $25.0 million (RMB169.0 million) for the cost that we paid, on behalf of Shaanxi Steel Group, and compensated by Shaanxi Steel Group in the amount of approximately $27.1 million (RMB183.1 million) for the economic losses incurred through September 30, 2010.

- ***Maoming Hengda Steel Co., Ltd.***

On June 25, 2008, through our subsidiary Qiu Steel Investment Co., Ltd., we paid approximately $7.1 million (RMB50 million) in cash, to purchase 99% of Maoming Hengda Steel Group, Ltd. ("Maoming Hengda"). The total registered capital of Maoming Hengda is approximately $77.8 million (RMB544.6 million).

Maoming Hengda's core business is the production of high-speed wire and rebar products used in the construction industry. Located on 140 hectares (approximately 346 acres) in Maoming city, Guangdong province, the Maoming Hengda facility previously had two production lines capable of producing 1.8 million metric tons of 5.5mm to 16mm diameter high-speed wire and 12mm to 38mm diameter rebar annually. The products were sold through nine distributors targeting customers in Guangxi province and the western region of Guangdong province.

In December 2010, we brought online a new 400,000 ton capacity production line. The new production line is the result of a strategic alliance agreement between Maoming and Zhuhai Yueyufeng Iron and Steel Co., Ltd. ("Yueyufeng") on February 3, 2010. According to the agreement, Yueyufeng paid the processing fee in advance in three installments to support the construction of the rebar production line at the Maoming facility. In exchange, Maoming facility will process at least 25,000 metric tons of rebar for Yueyufeng on a monthly basis for two years.

To take advantage of stronger market demand in Shaanxi, in the second quarter of 2009, we relocated the 800,000 metric ton capacity rebar production line from Maoming Hengda's facility to Longmen Joint Venture.

In December 2010, we relocated the 1,000,000 metric ton capacity high-speed wire production line from Maoming Hengda's facility to Longmen Joint Venture to meet the increasing demand in Shaanxi province.

- ***Tianwu General Steel Material Trading Co., Ltd.***

We formed Tianwu General Steel Material Trading Co., Ltd ("Tianwu JV") with Tianjin Material and Equipment Group Corporation ("TME Group"). The contributed capital of Tianwu JV is approximately $2.9 million (or RMB20 million), of which we hold a 60% controlling interest. TME Group is one of the largest and most diversified commodity trading groups in China.

Tianwu JV will source raw materials, mainly overseas iron ore, and is expected to supply approximately 20% to 50% of our iron-ore needs, amounting to approximately two to three million metric tons on an annual basis.

On September 13, 2010, Tianwu JV entered into an iron ore Sales and Purchase Contract with Minera Santa Fe, a Chilean iron ore supplier. Pursuant to the contract, Tianwu JV received favorable pricing on the purchase of 138,000 tons of iron ore in 2010.

Operating Information Summary by Subsidiaries

	General Steel (China)	**Baotou Steel Pipe Joint Venture**	**Longmen Joint Venture**	**Maoming Hengda**
Annual Production Capacity (metric tons)				
Crude Steel	—	—	7 million	—
Processing	400,000	100,000	2.1 million	400,000
Main Products	Hot-rolled sheet	Spiral-weld pipe	Rebar/ High-speed wire	Rebar
Main Application	Light agricultural vehicles	Energy transport	Infrastructure and construction	Infrastructure and construction

Marketing and Customers

We sell our products primarily to distributors, typically collecting payment from these distributors in advance. Our marketing efforts are mainly directed toward those customers who have exacting requirements for on-time delivery, customer support and product quality and we believe that these requirements, as well as product planning, are critical factors in our ability to serve this segment of the market.

Demand for our products

Overall, domestic economic growth is an important demand driver of our products, especially construction and infrastructure projects, rural income growth and energy demand.

At Longmen Joint Venture, growth in regional construction and infrastructure projects drives demand for our products. According to the 12th Five Year National Economic and Social Development Plan ("NESDP") (2011 – 2015), development of China's western region is one of the top-five economic priorities of the nation. Shaanxi province, where Longmen Joint Venture is located, has been designated as a focal point for development into the western region, and Xi'an, the provincial capital, has been designated as a focal point for this development. Our Longmen Joint Venture is 180 km from Xi'an and does not have a major competitor within a 250 km radius.

According to Shaanxi provincial government, the total fixed asset investment for Shaanxi province was approximately RMB850 billion (approximately US$129 billion) for the year ended December 31, 2010, an increase of 30% over the same period last year.

In January 2011, Shaanxi provincial government announced that it will invest RMB80 billion (approximately US$12.2 billion) in the construction of hydroprojects, which is triple the amount invested during 11 th Five Year National Economic and Social Development Plan. In addition to hydroprojects, according to the central government, 5,000 miles of high-speed railway will be built in 2011, with 16,000 miles to be built by 2020. In January 2011, the central government announced its low-income housing policy. Under this policy, 10 million low-income houses will be built in 2011, with 36 million low-income houses to be built over a five-year period.

We anticipate strong demand for our products driven by these and many other construction and infrastructure projects. We believe there will be sustained regional demand for several years as the government continues to drive western region development efforts.

At Baotou Steel Pipe Joint Venture, energy sector growth, which spurs the need to transport oil, natural gas and steam, drives demand for spiral-weld steel pipe. Presently, demand is fueled by smaller pipeline projects and municipal energy infrastructure projects within the Inner Mongolia Autonomous Region.

At Maoming Hengda, infrastructure growth and business development in Maoming city, the surrounding Guangxi cities and the western region of Guangdong province drive demand for our construction steel products. As a second tier city, the industrialization and urbanization of Maoming city is one of the focal points of economic development in the west Guangdong province.

Supply of raw materials

The primary raw materials we use for steel production are iron ore, coke, hot-rolled steel coil and steel billets. Baotou Steel Pipe Joint Venture uses hot-rolled steel coil as their main raw material. Longmen Joint Venture uses iron ore and coke as its main raw materials. Maoming Hengda uses steel billets as its main raw material. Iron ore is the main raw material used to produce hot-rolled steel coil and steel billets. As a result, the prices of iron ore and coke are the primary raw material cost drivers for our products.

Longmen Joint Venture has 7 million tons of crude steel capacity. At Longmen Joint Venture, approximately 80% of production costs are associated with raw materials, with iron ore being the largest component.

According to the China Iron and Steel Association, approximately 60% of the China domestic steel industry demand for iron ore must be filled by imports. At Longmen Joint Venture, we purchase iron ore from four primary sources: the Mulonggou mine (owned by Longmen Joint Venture), the Daxigou mine (owned by Long Steel Group, our partner in Longmen Joint Venture), and surrounding local mines and from abroad. According to the terms of our Longmen Joint Venture Agreement with the Long Steel Group, we have first rights of refusal for sales from the mine and for its development. We presently purchase all of the production from this mine.

Coke

Coke, produced from metallurgical coal (also known as coking coal), is our second most consumed raw material, after iron ore. It requires approximately 550kg to 600kg of coke to make one metric ton of crude steel.

Our Longmen Joint Venture facility is located in the center of China's coal belt. We source all coke used at Longmen Joint Venture from the town in which Longmen Joint Venture is located. This ensures a dependable supply and minimum transportation costs.

The sources and/or major suppliers of our raw materials are as follows (1):

Longmen Joint Venture

Name of the Major Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Long Steel Group	Iron Ore	23.8%	Related Party
Shaanxi Haiyan Coal Chemical Industry Co., Ltd.	Coke	13.3%	Related Party
Shaanxi Huanghe Material Co., Ltd.	Coke	7.0%	Others
Shaanxi Yingde gas Co., Ltd.	Gas	3.2%	Others
Shaanxi Longmen Iron & Steel Group Fuping Rolling Co., Ltd.	Iron Ore	2.9%	Others
	Total	50.1%	

Baotou Steel Pipe Joint Venture

Name of the Major Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Inner Mongolia Chenggang Material Co., Ltd	Steel coil	25.3%	Others
Tianjin Baolai Industry Co., Ltd.	Steel coil	11.2%	Others
Baotou Shunye Material Co., Ltd	Steel coil	8.5%	Others
Tianjin Dazhan Industry Co., Ltd	Steel coil	7.2%	Related Party
Baotou Jiaxiang Material Trading Co., Ltd	Steel coil	6.8%	Others
	Total	59.1%	

Maoming Hengda

Name of the Major Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Maoming Dazhongmao Petrochem Co., Ltd.	Billet	38.4%	Others
Maoming Zhengmao Develop Co., Ltd.	Heavy oil	32.4%	Others
	Total	70.7%	

Industry consolidation

The central government has had a long-stated goal to consolidate 50% of domestic steel production among the top ten producers by 2010 and 70% by 2020. In September 2009, the central government published an industry target to eliminate 80 million metric tons of inefficient capacity from the steel industry by the end of 2011.

On July 12, 2010, the Ministry of Industry & Information Technology Commission issued the Steel Industry Admittance and Operation Qualifications. The new standard specified requirement for all aspects of steel production, which include: size of blast furnace, size of converters, emission of waster water, dust per ton of steel producing, quantity of coal used for each process of steel making and output capacity commencing in 2009. The new policy once again confirms the central government's determination to push forward the consolidation of this fragmented industry of more than 800 companies. While the operational conditions become more stringent, more small and medium size companies will likely to aggressively look for valued partners which could lead to opportunities for high quality acquisitions for our Company. We believe the directives have indirectly strengthened our position as an industry consolidator by creating quantitative measures we can use to better qualify potential acquisition targets.

Intellectual Property Rights

"Qiu Steel" is the registered trademark under which we sell hot-rolled carbon and silicon steel sheets products produced at General Steel (China). The "Qiu Steel" logo has been registered with the China National Trademark Bureau under No. 586433. "Qiu Steel" is registered under the GB 912-89 national quality standard, and certified under the National Quality Assurance program.

"Baogang Tongyong" is the trademark under which we sell spiral-weld steel pipes products produced at Baotou Steel Pipe Joint Venture. This trademark is currently being registered with China National Trademark Bureau.

"Yu Long" is the registered trademark under which we sell rebar and high-speed wire products produced in Longmen Joint Venture. The trademark is registered under the ISO9001:2000 international quality standard.

"Heng Da" is the registered trademark under which we sell high-speed wire and rebar products produced at our Maoming facility. The trademark is registered under the ISO9001:2000 international quality standard.

Employees

As of December 31, 2010, we had approximately 8,407 full-time employees.

Executive Officers of the Registrant

The following sets forth certain information as of March 16, 2011 concerning our executive officers.

Name	Age	Title
Zuosheng Yu	46	Chairman and Chief Executive Officer
John Chen	39	Chief Financial Officer

***Mr. Zuosheng Yu**, age 46, Chairman of the Board of Directors.* Mr. Yu joined us in October 2004 and became Chairman of the Board at that time. He also serves as our Chief Executive Officer. Since February 2001, he has been President and Chairman of the Board of Directors of Beijing Wendlar Investment Management Group, Beijing, China. Since March 2001, he has been President and Chairman of the Board of Directors of Baotou Sheng Da Steel Pipe Limited, Inner Mongolia, China and Chairman of the Board of Directors of Sheng Da Steel and Iron Mill, Hebei province, China. Since April 2001, he has been President and Chairman of Sheng Da Industrial Park Real Estate Development Limited. Since December 2001, Mr. Yu has been President and Chairman of Beijing Shou Lun Real Estate Development Company, Beijing, China. Mr. Yu graduated in 1985 from Sciences and Engineering Institute, Tianjin, China. In July 1994, he received a Bachelor's degree from Institute of Business Management for Officers. Mr. Yu received the title of "Senior Economist" from the Committee of Science and Technology of Tianjin City in 1994. In July 1997, he received an MBA degree from the Graduate School of Tianjin Party University. Since April 2003, Mr. Yu has held a position as a member of China's APEC (Asia Pacific Economic Co-operation) Development Council.

***Mr. John Chen**, age 39, Director.* Mr. Chen joined us in May 2004 and was elected as a director in March 2005. He also serves as our Chief Financial Officer. Mr. Chen graduated from Norman Bethune University of Medical Science, Changchun city, Jilin province, China in September 1992. He received a B.S. degree in accounting from California State Polytechnic University, Pomona, California, U.S. in July 1997. He currently also serves on the board of directors of China Carbon Graphite Group, Inc. (OTCBB: CHGI).

ITEM 1A. RISK FACTORS.

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our business, financial condition and results of operations, perhaps materially.

Risks Related to Our Business

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

We compete with other market players on the basis of product quality, responsiveness to customer needs and price. There are two types of steel and iron companies in China: state-owned enterprises ("SOEs") and privately owned companies.

Criteria important to our customers when selecting a steel supplier include:

- Quality;
- Price/cost competitiveness;
- System and product performance;
- Reliability and timeliness of delivery;
- New product and technology development capability;
- Excellence and flexibility in operations;
- Degree of global and local presence;
- Effectiveness of customer service; and
- Overall management capability.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be the following ten major competitors of similar size, production capability and product line in the marketplace competing against our four operating subsidiaries as indicated:

- Competitors of General Steel (China) include: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant;
- Competitors of Longmen Joint Venture include: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.;
- Competitors of Baotou Steel Pipe Joint Venture include: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., and Shanxi Taiyuan Guo Lian Steel Pipe Co.; and
- Competitors of Maoming Hengda include: Guangdong Shao Guan Iron and Steel Group and Zhuhai Yue Yu Feng Iron and Steel Co., Ltd.

In addition, with China's entry into the World Trade Organization and China's agreements to lift many of the barriers to foreign competition, we believe that competition will increase as a whole with the entry of foreign companies into this market. This may limit our opportunities for growth, lead to price pressure and reduce our profitability. We may not be able to compete favorably and this increased competition may harm our business, our business prospects and results of operations.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we might not be able to maintain our profitability or we may incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

- Implement our business model and strategy and adapt and modify them as needed;
- Increase awareness of our brands, protect our reputation and develop customer loyalty;
- Manage our expanding operations and service offerings, including the integration of any future acquisitions;
- Maintain adequate control of our expenses;
- Anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in government regulation; and
- Anticipate mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Our continued growth is dependent upon our ability to raise additional capital from outside sources. Our strategy is to grow through aggressive mergers, joint ventures and acquisitions targeting SOE steel companies and selected entities with outstanding potential. Our growth strategy will require us to obtain additional financing through capital markets. In the future, we may be unable to obtain the necessary financing on a timely basis and on favorable terms, and our failure to do so may weaken our financial position, reduce our competitiveness, limit our growth and reduce our profitability. Our ability to obtain acceptable financing at any given time may depend on a number of factors, including:

- Our financial condition and results of operations;
- The condition of the PRC economy and the industry sectors in which we operate; and
- Conditions in relevant financial markets in the United States, the PRC and elsewhere in the world.

Disruptions in world financial markets and the resulting governmental action of the United States and other countries could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flow and could cause the market price of our common shares to decline.

The current deep and potentially prolonged global recession that began in the United States in December 2007 has, since the beginning of the third quarter of 2008, had a material adverse effect on demand for our products and consequently the results of our operations, financial condition and cash flows. In mid-February 2009, the Federal Reserve warned that the United States economy faces an "unusually gradual and prolonged" period of recovery from this deep, recessionary period.

The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States government and foreign governments have either implemented or are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.

The uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. Major market disruptions, the current adverse changes in global market conditions, and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow funds as needed. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.

We have made and may continue to make acquisitions which could divert management's attention, cause ownership dilution to our stockholders, or be difficult to integrate, which may adversely affect our financial results.

We have made a number of acquisitions, and it is our current plan to continue to acquire companies and technologies that we believe are strategic to our future business. Integrating newly acquired businesses or technologies could put a strain on our resources, could be costly and time consuming, and might not be successful. Such acquisitions could divert our management's attention from other business concerns. In addition, we might lose key employees while integrating new organizations. Acquisitions could also result in customer dissatisfaction, performance problems with an acquired company or technology, potentially dilutive issuances of equity securities or the incurrence of debt, assumption or incurrence of contingent liabilities, possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business. We might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenues and cost benefits.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage such an expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. It is possible that we may not be able to obtain the required financing under terms that are acceptable to us or hire additional personnel to meet the needs of our expansion.

Our business, revenues and profitability are dependent on a limited number of large customers.

Our revenue is dependent, in large part, on significant contracts with a limited number of large customers. For the year ended December 31, 2010, approximately 28% of our sales were to five customers. We believe that revenue derived from our current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts or the loss of, or significant reduction in purchases by, one or more of our major customers would have the effect of reducing our revenues and profitability.

Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions in China.

Steel consumption is cyclical and worldwide overcapacity in the steel industry and the availability of alternative products have resulted in intense competition, which may have an adverse effect on profitability and cash flow.

Steel consumption is highly cyclical and follows general economic and industrial conditions both worldwide and in regional markets. The steel industry has historically been characterized by an excess in the world supply, which has led to substantial price decreases during periods of economic weakness. We currently have an annual steel production capacity of 7 million metric tons of crude steel and if the market for steel cannot support such production levels, the price for our products may go down. In addition, future economic downturns could decrease the demand for our products. Substitute materials are increasingly available for many steel products, which further reduces demand for steel.

We may not be able to pass on to customers the increases in the costs of our raw materials, particularly iron-ore, coke, steel billets and steel coil.

The major raw materials that we purchase for production are iron-ore, coke, steel billets and steel coil. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be impaired by further increases in raw material costs to the extent we are unable to pass those increases to our customers. In addition, if these materials are not available on a timely basis or at all, we may not be able to produce our products and our sales may decline.

The price of steel may decline due to an overproduction by the Chinese steel companies.

According to the China Iron and Steel Association, there are approximately 800 to 1,000 steel companies in China. Each steel company has its own production plan. The Chinese government released new guidance on the steel industry to encourage consolidation within the fragmented steel sector to mitigate problems of low-end repetitive production and inefficient use of resources. The current overproduction may not be solved by these measures enacted by the Chinese government. If the current overproduction continues, our product shipments could decline, our inventory could build up and eventually we may be required to decrease our sales price, which may decrease our profitability.

Disruptions to our manufacturing processes could adversely affect our operations, customer service and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may become temporarily inoperable as a result of unanticipated malfunctions or other events, such as fires or furnace breakdowns. Although our manufacturing plants have not experienced plant shutdowns or periods of reduced production as a result of such equipment failures or other events, we may experience such problems in the future. To the extent that lost production as a result of such a disruption could not be recovered by unaffected facilities, such disruptions could have an adverse effect on our operations, customer service and financial results.

Because we are a holding company with substantially all of our operations conducted through our subsidiaries, our performance will be affected by the performance of such subsidiaries.

We have no operations other than General Steel (China), Baotou Steel Pipe Joint Venture, Longmen Joint Venture, Maoming Hengda, and Tianwu JV, and our principal assets are our investments in these subsidiaries. As a result, we are dependent upon the performance of our subsidiaries and we will be subject to the financial, business and other factors affecting them as well as general economic and financial conditions. As substantially all of our operations are and will be conducted through our subsidiaries, we will be dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are and will be held by operating subsidiaries, the claims of our stockholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all of our subsidiaries' liabilities and obligations have been paid in full.

We depend on acquiring companies to fulfill our growth plan.

An important element of our planned growth strategy is the pursuit and acquisitions of other businesses that increase our existing production capacity. However, integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems relating to assimilating and retaining employees of the acquisition, challenges in retaining customers, and potential adverse short-term effects on operation results. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted.

We depend on bank financing for our working capital needs.

We have various financing facilities which are due on demand or within one year. So far, we have not experienced any difficulties in repaying such financing facilities. However, we may in the future encounter difficulties in repaying or refinancing such loans on time and may face severe difficulties in our operations and financial position.

We rely on Mr. Zuosheng Yu for important business leadership.

We depend, to a large extent, on the abilities and operations of our current management team. However, we have a particular reliance upon Mr. Zuosheng Yu, our Chairman, Chief Executive Officer and significant shareholder, for the direction of our business and leadership in our growth effort. The loss of the services of Mr. Yu, for any reason, may have a material adverse effect on our business and prospects. We cannot guarantee that Mr. Yu will continue to be available to us, or that we will be able to find a suitable replacement for Mr. Yu on a timely basis.

There have been historical deficiencies with our internal controls which require further improvements, and we are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management's time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could adversely affect our financial results and the market price of our stock.

We do not presently maintain product liability insurance in China, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance in China. We cannot assure you that we would not face liability in the event of the failure of any of our products.

We have purchased automobile insurance with third party liability coverage for our vehicles. In addition, we have purchased property insurance to cover production equipment. Except for property and automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in China. In the event of a significant product liability claim or other uninsured event, our financial results and the price of our common stock may be adversely affected.

Risks Related to Operating Our Business in China

We face the risk that changes in the policies of the Chinese government could have significant impact upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is transitioning from a planned economy to a market oriented economy, subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions of China. The Chinese government has confirmed that economic development will follow a model of a market economy under socialism. Under this direction, we believe that China will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces. While we believe that this trend will continue, there can be no assurance that such will be the case. A change in policies by the Chinese government could adversely affect our interests through, among other factors: changes in laws; regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion; imports or sources of supplies; or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades, the Chinese government may significantly alter such policies, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China's political, economic and social climate.

The Chinese laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such Chinese laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Along with our subsidiaries, we are considered foreign persons or foreign funded enterprises under Chinese laws, and as a result, we are required to comply with certain Chinese laws and regulations. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the Chinese authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatment issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our businesses. We may be subject to sanctions, including fines, and could be required to restructure our operations. Such restructuring may not be deemed effective or may encounter similar or other difficulties. As a result of these substantial uncertainties, there is a risk that we may be found in violation of current or future Chinese laws or regulations.

A slowdown or other adverse developments in the Chinese economy may materially and adversely affect our customers, demand for our services and our business.

Substantially all of our assets, and the assets of our operating subsidiary, are located in China and our revenue is derived from our operations in China. We anticipate that our revenues generated in China will continue to represent all of our revenues in the near future. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. In addition, the Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in reduced demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

The PRC government's recent measures to curb inflation rates could adversely affect future results of operations.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. China's Consumer Price Index increased by 3.3% for full year of 2010 according to the National Bureau of Statistics of China, or the NBS. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

In recent years, the government of China has undertaken various measures to alleviate the effects of inflation, especially with respect to key commodities. From time to time, the PRC National Development and Reform Commission announced national price controls on various products. The government of China has also encouraged local governments to institute price controls products. Such price controls could adversely affect our future results of operations and, accordingly, the price of our Common Stock.

If relations between the United States and China deteriorate, our stock price may decrease and we may experience difficulties accessing the United States capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could impact the market price of our common stock and our ability to access United States capital markets.

The Chinese Government could change its policies toward private enterprises, which could result in the total loss of our investments in China.

Our business is subject to political and economic uncertainties in China and may be adversely affected by its political, economic and social developments. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment. Conducting our business might become more difficult or costly due to changes in policies, laws and regulations, or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises. In addition, nationalization or expropriation could result in the total loss of our investments in China.

The Chinese State Administration of Foreign Exchange, or SAFE, requires Chinese residents to register with, or obtain approval from SAFE regarding their direct or indirect offshore investment activities.

China's State Administration of Foreign Exchange Regulations regarding offshore financing activities by Chinese residents has undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy. A failure by our shareholders who are Chinese residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our Chinese resident shareholders to liability under Chinese law.

Our business, results of operations and overall profitability are linked to the economic, political and social conditions in China.

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has recently implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Therefore, the Chinese government's involvement in the economy may negatively affect our business operations, results of operations and our financial condition.

Governmental control of currency conversion may cause the value of your investment in our common stock to decrease.

The Chinese government imposes controls on the conversion of Renminbi or RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from China's State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

Currency fluctuations and restrictions on currency exchanges may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Renminbi, or RMB. We are subject to the effects of exchange rate fluctuations with respect to local currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China's domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of RMB to the U.S. dollar had generally been stable and the RMB had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of RMB to the U.S. dollar. Under the new policy, RMB may fluctuate within a narrow and managed band against a basket of certain foreign currencies. The four main currencies in the basket are the U.S. dollar, the Euro, the Japanese yen and the Korean won. In the three years that followed, a slight appreciation against the U.S. currency occurred and by the end of October 2008, the RMB exchange rate with the U.S. dollar had risen to nearly 6.8 to the U.S. dollar. Since mid-2008, the RMB has been held stable as the Chinese government considers how best to respond to the global economic crisis. In June 2010, the temporary dollar peg was again abandoned, after the Chinese RMB rose approximately 16% against the Euro as a result of the Greek fiscal crisis. However, the Chinese government has signaled that going forward its currency will only be allowed to appreciate gradually against the dollar. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of RMB against the U.S. dollar. We can offer no assurance that RMB will be stable against the U.S. dollar or any other foreign currency.

Our financial statements are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency-denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign consolidated subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign consolidated subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to hedge our exchange rate risks.

We are subject to environmental and safety regulations, which may increase our compliance costs and reduce our overall profitability.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China. We may incur substantial costs or liabilities in connection with these requirements. Additionally, these regulations may become stricter, which will increase our costs of compliance in a manner that could reduce our overall profitability. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a significant expense linked to the conduct of our business.

Our operating subsidiaries must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of China. Yearly inspections of waste treatment systems require the payment of a license fee which could become a penalty fee if standards are not maintained. If we fail to comply with any of these environmental laws and regulations in China, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

Because the Chinese legal system is not fully developed, our legal protections may be limited.

The Chinese legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedent. Since 1979, China's legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involves uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. The laws of China govern our contractual arrangements with our affiliated entities and the enforcement of these contracts and the interpretation of the laws governing these relationships are subject to uncertainty.

The PRC State Administration of Foreign Exchange, or SAFE, restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively and to pay dividends.

All of our sales revenues and expenses are denominated in RMB. Under PRC law, RMB is currently convertible under the "current account," which includes dividends and trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since substantially all of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our PRC operating subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM, or their respective local counterparts. These limitations could affect our PRC operating subsidiaries' ability to obtain foreign exchange through debt or equity financing.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to meet obligations that may be incurred in the future that require payment in foreign currency.

Under the New EIT Law, as defined below, we may be classified as a "resident enterprise" of China, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China's Enterprise Income Tax Law, or the "New EIT Law", and its implementing rules, which became effective in 2008, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Under the implementing rules of the New EIT Law, de facto management means substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Because the New EIT Law and its implementing rules are new, it is unclear how tax authorities will determine tax residency based on the facts of each case.

In April 2009, the State Administration of Taxation ("SAT") issued a new circular to clarify the criteria for recognizing the resident enterprise status for Chinese controlled foreign companies. According to the Circular Regarding the Determination Criteria on Chinese Controlled Offshore Companies as Resident Enterprises (Circular Guoshuifa 2009 No. 82), if a foreign company simultaneously satisfies the following four criteria:

- It constitutes a Chinese controlled foreign company and shall be deemed to be a PRC resident enterprise.
- The premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within China.
- The financial decisions (including, borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (for example, appointment, dismissal, remuneration, etc.) of the enterprise are made by the bodies or persons within China or are subject to the approval of the bodies or persons within China.
- The enterprise's primary properties, accounting books, company seals, minutes and archives of the meetings of the board of directors and shareholders are located or preserved within China. The enterprise's directors or senior management with fifty percent or more of the voting rights usually live in China.

Despite the issuance of the new clarifying circular referenced above, the application of these standards remains uncertain. If the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as "tax-exempt income," such dividends may be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification would result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. We are actively monitoring the possibility of "resident enterprise" treatment for the 2008 and 2009 tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to tax in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax. In addition, we have not accrued any tax liability associated with the possible payment of dividends to our U.S. parent company. Such a tax would be an added expense appearing on our income statement, which would reduce our net income.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and you, or could lead to penalties on us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries are subject to laws and regulations applicable to foreign investment in China. In addition, our VIE and all of our subsidiaries that are incorporated in China are subject to all applicable Chinese laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you, and may lead to penalties imposed on us because of the different understanding between the relevant authority and us. For example, according to current tax laws and regulations, we are responsible to pay business tax on a "Self-examination and Self-application" basis. However, since there is no clear guidance as to the applicability of certain preferential tax treatments, we may be found in violation of the interpretation of local tax authorities with regard to the scope of taxable services and the percentage of tax rate and therefore might be subject to penalties, including but not limited to, monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

We may have limited legal recourse under the PRC laws if disputes arise under our contracts with third parties.

The Chinese government has enacted significant laws and regulations dealing with matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the PRC's experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or may hinder or prevent us from accessing important information regarding the financial and business operations of these acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under the PRC laws, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations. Although legislation in China over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse effect on our results of operations.

Our labor costs are likely to increase as a result of changes in Chinese labor laws.

We expect to experience an increase in our cost of labor due to recent changes in Chinese labor laws, which are likely to increase costs further and also to impose restrictions on our relationship with our employees. In June 2007, the Standing Committee of the National People's Congress of the PRC enacted labor law legislation called the Labor Contract Law and more strictly enforced existing labor laws. This law, which became effective on January 1, 2008, amended and formalized workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result of this law, we had to reduce the number of hours of overtime our employees can work, substantially increase the salaries of our employees, provide additional benefits to our employees, and revise certain of our other labor practices. The increase in labor costs has increased our operating costs, and we have not always been able to pass through this increase to our customers. As a result, we have incurred certain operating losses as our costs of manufacturing increased. No assurance can be given that we will not in the future be subject to labor strikes or that we will not have to make other payments to resolve future labor issues. Furthermore, there can be no assurance that the labor laws will not change further or that their interpretation and implementation and enforcement will not vary, which may have a negative effect upon our business and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt equity compensation plans for our directors and employees and other parties under PRC laws.

On March 28, 2007, SAFE issued the "Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company," also known as "Circular 78." It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company, such as our Company, after March 28, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company's covered equity compensation plan prior to March 28, 2007. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In the future, we may adopt an equity incentive plan and make numerous stock option grants under the plan to our officers, directors and employees, some of whom are PRC citizens and may be required to register with SAFE. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of any such equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations WFOE's may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a WFOE is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends, except in the event of liquidation, and cannot be used for working capital purposes.

Furthermore, if any of our consolidated subsidiaries in China incurs debt in the future, the instruments governing the debt may restrict our ability to pay dividends or make other payments. If we or our consolidated subsidiaries are unable to receive all of the revenues from our operations due to these contractual or dividend arrangements, we may be unable to pay dividends on our Common Stock. In addition, under

WFOE regulations mentioned above, we must retain a reserve equal to 10 percent of net income after taxes, not to exceed 50 percent of registered capital. Accordingly, this reserve will not be available to be distributed as dividends to our shareholders. We presently do not intend to pay dividends in the foreseeable future. Our management intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in western style management and financial reporting concepts and practices, as well as in modern banking and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, and especially given that we are an exchange listed company in the U.S. and subject to regulation as such, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. As there is a shortage of well-educated and experienced professionals who have bilingual and bicultural backgrounds in China, especially in remote areas where our factories are located, we may experience high turnover in our staff. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act and other applicable laws, rules and regulations. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act. Any such deficiencies, weaknesses or lack of compliance could have a material adverse effect on our results of operations and the public announcement of such deficiencies could adversely impact our stock price.

Risks Related to Our Common Stock

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from other stockholders.

Our officers, directors and affiliates beneficially own approximately 39.8% of our common stock. Mr. Zuosheng Yu, our major stockholder, beneficially owns approximately 39.5% of our common stock. Mr. Yu can effectively control us and his interests may differ from other stockholders.

All our subsidiaries are located in China and substantially all of our assets are located outside the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the United States or China and, even if civil judgments are obtained in United States courts, such judgments may not be enforceable in Chinese courts. Most of our directors and officers reside outside of the United States. It is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement against us or our officers and directors of criminal penalties under the U.S. federal securities laws or otherwise.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other steel makers, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Investors may experience dilution from exercise of warrants we issued in December 2007 and December 2009.

Shares of our common stock are issuable upon conversion of senior convertible notes and warrants to purchase common stock issued in a private placement that closed on December 13, 2007. The senior convertible notes were initially convertible into 4,170,009 shares of our common stock based on a conversion price of $12.47 per share and applicable interest rates. Prior to the adjustments described below, upon the exercise of the warrants, an additional aggregate amount of 1,154,958 shares of our common stock were issuable based upon the then exercise price of $13.51 per share. The senior convertible notes have a five year term through December 12, 2012, and the warrants are exercisable from May 13, 2008, to May 13, 2013. The conversion price of the notes and the exercise price of the warrants (and the number of shares issuable under the warrants) are each subject to adjustment under certain customary circumstances, including, among others, if the sale price of securities issued by us in subsequent offerings is less than the conversion or exercise prices then in effect. The conversion price of the notes was adjusted and reset to $4.2511, the market price (as defined in the notes) on May 7, 2009. As of August 5, 2010, all of the convertible notes had been converted. As discussed below, the warrants have been adjusted such that upon their exercise, an aggregate of 3,900,871 shares of our common stock are now issuable based upon the current adjusted exercise price of $5.00 per share.

In addition to the notes and warrants issued in December 2007, we issued 5,555,556 shares of our common stock and warrants to purchase 2,777,778 shares of our common stock in a registered direct offering that closed on December 30, 2009. The warrants issued as part of the December 2009 transaction are exercisable beginning six months from the date of issuance for a period of two years from the initial exercise date, and carry an initial exercise price per share equal to $5.00. Certain anti-dilution adjustment provisions contained in the warrants issued in 2007 may have been triggered by the December 2009 transaction. Rather than giving full effect to the anti-dilution provisions, we entered into warrant reset agreements with investors from our December 2007 financing whereby the aggregate number of shares of common stock issuable upon exercise of the warrants issued in the December 2007 transaction is increased from 1,154,958 shares to 3,900,871 shares, and the exercise price of the December 2007 Warrants was reduced from $13.51 per share to $5.00 per share.

The issuance of shares of our common stock upon conversion of the notes which remain outstanding and exercise of any of our outstanding warrants (including any increased amount of shares that may be issued in the future because of reductions in exercise price and conversion price) will dilute our current shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

General Steel (China)

The properties of General Steel (China) consist of manufacturing sites and office buildings located in Jinghai county, about 20 miles (45 kilometers) southwest of the Tianjin city center on a total of 17.81 acres (7.21 hectares) of land, which includes 320,390 square feet (29,667 square meters) of building space.

Under Chinese law, all land in China is owned by the government, which grants a "land use right" to an individual or entity after a purchase price for such "land use right" is paid to the government. The land use right allows the holder the right to use the land for a specified long-term period of time and enjoy all the ownership incidents to the land. We are the registered owner of the land use rights for the parcels of land identified in the chart below.

Registered Owner of Land Use Right	Location & Certificate of Land Use Right	Usage	Space (acres)	Life of Land Use Right	Remaining Life
Tianjin Daqiuzhuang Metal Sheet Co., Ltd.	No. 6 West Gangtuan Road, Daqiuzhuang, Jinghai County, Tianjin	Industrial Use	6.78	50 years	41 years
Tianjin Daqiuzhuang Metal Sheet Co., Ltd.	No. 35 Baiyi Road, Daqiuzhuang, Jinghai County, Tianjin	Industrial Use	9.89	50 years	41 years
Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (in the processing of changing name to General Steel (China)).	Ying Fong Road North, Daqiuzhuang, Jinghai County, Tianjin	Commercial Use	1.14	50 years	40 and 43 years

Baotou Steel Pipe Joint Venture

The properties of Baotou Steel Pipe Joint Venture consist of our production and administrative sites located on the main production campus of the Baotou Steel Pipe Joint Venture located in Baotou, Inner Mongolia Autonomous Region. The land is leased from Baotou Iron and Steel Group Co., Ltd., our strategic partner in the Baotou Steel Pipe Joint Venture.

Longmen Joint Venture

The properties of Longmen Joint Venture consist of production and administrative sites located in various locations throughout the southern half of Shaanxi province on land totaling approximately 301 acres (121.5 hectares).

We are the registered owner of the land use rights for the parcels of land identified in the chart below.

Registered Owner of Land use Right	Location & Certificate of Land Use Right	Usage	Space (acres)	Life of Land Use Right	Remaining Life
Longmen Joint Venture	North Huanyuan Road, Weiyang District, Xi'an, Shaanxi	Industrial Use	19.1	50 Years	38 Years
Longmen Joint Venture	Longmen Town, Hancheng, Shaanxi	Industrial Use	173.2	40 – 48 Years	35 – 39 Years
Longmen Joint Venture	Sanping Village, Shipo Town, Zhashui County, Shaanxi	Industrial Use	103.2	50 Years	45 Years
Longmen Joint Venture	Zhaikouhe Village, Xunjian Town, Zhashui County, Shaanxi	Industrial Use	1.9	50 Years	45 Years
Longmen Joint Venture	East Taishi Avenue, Xincheng District, Hancheng, Shaanxi	Commercial Use	3.6	40 Years	36 Years

Maoming Hengda

The properties of Maoming Hengda consist of our production and administrative sites located in two separated sites inside Maoming city, Guangdong province, on land totaling approximately 239.6 acres (96.9 hectares).

We are the registered owner of the land use rights for the parcels of land identified in the chart below.

Registered Owner of Land use Right	Location & Certificate of Land Use Right	Usage	Space (acres)	Life of Land Use Right	Remaining Life
Maoming Hengda	Diancheng Town, Dianbai County, Maoming City, Industrial Zone of Bohe Port, Guangdong	Industrial Use	239.6	50 Years	44 Years

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we are subject to certain legal proceedings, claims and disputes that arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

ITEM 4. (Removed and Reserved)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Exchange under the symbol "GSI". The high and low closing common stock price for each quarter of the last two years is as follows:

High and Low Stock Prices	1ST QTR	2ND QTR	3RD QTR	4TH QTR
2010				
High	$5.04	$4.22	$3.54	$3.15
Low	$3.78	$2.35	$2.28	$2.38
2009				
High	$4.59	$7.35	$5.74	$5.79
Low	$1.85	$2.77	$3.32	$3.62

As of March 14, 2011, there were approximately 315 holders of record of our common stock. On the same date, the trading price of our common stock closed at $2.45 per share.

Stock Repurchase Program

Issuer Purchases of Equity Securities(1)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
December 1, 2010 through December 31, 2010	316,760	$2.7475	316,760	683,240

(1) On December 21, 2010, we issued a press release announcing that our Board of Directors had authorized the repurchase of up to an aggregate of one million (1,000,000) shares of our common stock as part of a share repurchase program (the "Share Repurchase Program"). The Share Repurchase Program does not have an expiration date and these repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable laws. As of December 31, 2010, we have repurchased in open market transactions 316,760 shares of common stock at an average per share price of $2.7475.

Dividend Policy

Our Board of Directors currently does not intend to declare dividends or make any other distributions to our shareholders. Any determination to pay dividends in the future will be at our board's discretion and will depend upon our results of operations, financial condition and prospects as well as other factors deemed relevant by our board of directors.

Recent Sales of Unregistered Sale Securities

None

ITEM 6. SELECTED FINANCIAL DATA.

Summary of Operations	2010	2009	2008	2007	2006
(USD and Number of Shares in Thousands, Except per Share Amounts)					
Sales	$1,893,572	$1,668,446	$1,351,203	$772,440	$139,495
Cost of Goods Sold	1,821,659	1,579,892	1,343,275	715,751	135,324
Selling, General, and Administrative Expenses	52,949	41,074	36,942	16,164	2,421
Income (Loss) from operations	18,964	47,480	(29,014)	40,525	1,750
Net (Loss) Income Attributable to Controlling Interest	$ (7,675)	$ (25,244)	$ (11,323)	$ 22,426	$ 1,033
(Loss) Earnings per Share, Basic	$ (0.14)	$ (0.60)	$ (0.32)	$ 0.69	$ 0.03
(Loss) Earnings per Share, Diluted	$ (0.14)	$ (0.60)	$ (0.32)	$ 0.69	$ 0.03
Basic Weighted Average Shares Outstanding	53,113	41,860	35,381	32,425	31,250
Diluted Weighted Average Shares Outstanding	53,113	41,860	35,381	32,558	31,250
LONG TERM OBLIGATIONS					
Convertible Notes Payables	$ —	$ 1,050	$ 7,155	$ 5,440	—
Derivative Liabilities	$ 5,573	$ 23,340	$ 9,903	$ 28,483	—

Financial Data	As of December 31				
	2010	2009	2008	2007	2006
(USD in Thousands, Except the Ratios)					
Total Assets	$1,814,668	$1,228,064	$865,714	$478,407	$73,822
Depreciation and Amortization	$ 41,153	$ 33,107	$ 22,414	$ 10,337	$ 1,917
Current Ratio	0.70	0.59	0.43	0.67	0.87

Statement of Operational Data	Three months ended December 31				
	2010	2009	2008	2007	2006
(USD in Thousands, Except Share and per Share Amounts)					
Statement of Operations Data					
Sales	$ 478,593	$ 451,953	$261,087	$268,192	$42,496
Cost of Goods sold	435,365	438,554	282,662	247,239	42,838
Gross Profit	43,228	13,399	(21,575)	20,953	(342)
Selling, General, and Administrative Expenses	17,569	11,855	8,578	5,894	266
Income (Loss) from Operations	25,659	1,544	(30,153)	15,059	(607)
Net income (Loss) Attributable to Controlling Interest	$ 2,221	$ (11,085)	$ (9,705)	$ 12,057	$ 514
Earnings (Loss) per share					
Basic	$ 0.04	$ (0.26)	$ (0.27)	$ 0.36	$ 0.01
Diluted	$ 0.04	$ (0.26)	$ (0.27)	$ 0.36	$ 0.01
Balance Sheet Data					
Current Assets	$1,154,591	$ 615,278	$315,445	$232,608	$44,670
Total Assets	$1,814,668	1,228,064	$865,714	$478,407	$73,822
Total Liabilities	$1,639,192	1,061,735	$751,476	$382,974	$53,575
Noncontrolling interest	$ 70,917	72,598	$ 54,330	$ 42,044	$ 6,186

The financial data included within the proceeding table should be read in conjunction with our Management's Discussion and Analysis as well as the Financial Statements and Supplementary Data (Items 7 and 8 of this Form 10-K), and with our previously filed Forms 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements:

The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains forward-looking statements. General Steel Holdings, Inc. is referred to herein as "we" or "our." The words or phrases "would be," "will allow," "expect to", "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify forward-looking statements. Such statements include those concerning our expected financial performance, our corporate strategy and operational plans. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including: (a) those risks and uncertainties related to general economic conditions in China, including regulatory factors that may affect such economic conditions; (b) whether we are able to manage our planned growth efficiently and operate profitable operations, including whether our management will be able to identify, hire, train, retain, motivate and manage required personnel or that management will be able to successfully manage and exploit existing and potential market opportunities; (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations; and (d) whether we are able to successfully fulfill our primary requirements for cash which are explained below under "Liquidity and Capital Resources". Unless otherwise required by applicable law, we do not undertake, and we specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

OVERVIEW

We were founded on the strategy to aggressively merge, partner with, and acquire State-owned enterprises and selected steel companies with great growth potential within China's highly fragmented steel industry. As of December 31, 2010, we were comprised of four steel producing and processing subsidiaries of which Longmen Joint Venture is the largest, and one raw material trading company subsidiary. Located in Shaanxi province, Longmen Joint Venture contributed approximately 98.1% of our total revenue for the 2010 fiscal year.

Fiscal year 2010 was highlighted by increased sales revenue, increased gross margin, formation of a material trading company and compensation for economic losses:

- Sales revenue increased by 13.5% year-over-year to $1.9 billion, up from $1.7 billion in 2009.
- In the fourth quarter of 2010, the gross margin increased 600 basic points year over year to 9.0%. The increase in gross margin is mainly due to the compensation from Shaanxi Steel Group for the loss of production volume and production efficiency at Longmen Joint Venture during the construction of blast furnaces by Shaanxi Steel Group.
- We finalized the construction of two 1,280 cubic meter blast furnaces, two 120 metric ton converters and one 400 square meter sintering machine funded by Shaanxi Steel Group at Longmen Joint Venture.
- At the end of 2010, we were reimbursed by Shaanxi Steel Group in the amount of approximately $25.0 million (RMB169.0 million) and reimbursed in the amount of approximately $27.1 million (RMB180.1 million), in two separate payments for the loss of production volume and production efficiency at Longmen Joint Venture during the construction of blast furnaces by Shaanxi Steel Group.
- In December 2010, we brought online a new 400,000 metric tons capacity rebar production line at Maoming Hengda's facility.

- In September 2010, we formed Tianwu JV with TME Group, one of the largest and most diversified commodity trading groups in China. We hold a 60% controlling interest in Tianwu JV. Tianwu JV will source raw materials including iron ore domestically and overseas, and is expected to supply approximately 20% to 50% of our iron-ore needs amounting to approximately two to three million metric tons on an annual basis.
- On December 21, 2010, we announced the adoption of a share repurchase program ("Share Repurchase Program") pursuant to which we may repurchase up to an aggregate of 1,000,000 shares of our Company's common stock. The repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable federal securities laws. The Share Repurchase Program does not have an expiration date. As of December 31, 2010, we have repurchased 316,760 shares of common stock in open market transactions at an average price of $2.7475 price per share.

The results reflect the strong demand for our construction steel products in our principal markets of Shaanxi and western China. Our subsidiary, Longmen Joint Venture, continues to benefit from a large number of infrastructure projects in the region fueled by the national stimulus plan and the national "Go West" economic development initiative.

RESULTS OF OPERATIONS

Industry Environment

In 2010, China's steel industry experienced positive growth compared to fiscal 2009 due to the recovering and restabilazation of the domestic economy. While the price of steel continued to fluctuate in 2010, the price was still lower, on average, than the price that existed before the 2008 financial crisis. However, the price did reach its highest point of the year in the end of 2010. In addition, according to the Ministry of Industry and Information Technology, the price of rebar had increased approximately 23.1% at the end of the year of 2010 compared to the beginning of the year. As a result of the gradual recovery in the global markets, the demand for raw materials has increased due to increased production of main crude steel producers which has resulted in rapid increases in the international demand for such raw materials which has resulted in increased prices of raw materials in China. Such increased prices in raw materials, coupled with the relatively lower price of steel in China, have led to a decrease in the overall profitability of China's steel industry.

Overview of Company Operations

Income Statement for the year ended December 31, 2010, 2009 and 2008:

Unit-thousands except share data	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Sales	**$1,893,572**	**$1,668,446**	**$1,351,203**	**13.5%**	**23.5%**
Cost of Goods Sold	1,821,659	1,579,892	1,343,275	15.3%	17.6%
Gross Profit	**71,913**	**88,554**	**7,928**	**(18.8)%**	**1017.0%**
Gross Profit Margin%	**3.80%**	**5.31%**	**0.59%**	**(28.4)%**	**804.6%**
Selling, General and Administrative Expenses	52,949	41,074	36,492	28.9%	12.6%
Income (Loss) from Operations	18,964	47,480	(29,014)	(60.1)%	(263.6)%
Total Other Income (expense), net	(28,561)	(45,008)	3,738	(36.5)%	(1304.1)%
Income (Loss) Before Provision for Income Tax and Noncontrolling Interest	(9,597)	2,472	(25,276)	(488.2)%	(109.8)%
Total (Benefit) Provision for Income Taxes	(2,110)	6,153	(5,411)	(134.3)%	(213.7)%
Loss before Noncontrolling Interest	(7,487)	(3,681)	(19,865)	103.4%	(81.5)%
Less: Net Income (loss) Attributable to Noncontrolling Interest	188	21,563	(8,542)	(99.1)%	(352.4)%
Net Loss Attributable to Controlling Interest	**$ (7,675)**	**$ (25,244)**	**$ (11,323)**	(69.6)%	122.9%
Loss Per Share					
Basic	$ (0.14)	$ (0.60)	$ (0.32)	(76.7)%	88.4%
Diluted	$ (0.14)	$ (0.60)	$ (0.32)	(76.7)%	88.4%

Revenue

Fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009 and 2008

Revenue by Subsidiary and Product (USD in thousands) Subsidiary	Product	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Longmen Joint Venture	Rebar	$1,857,009	$1,534,696	$1,182,433	21.0%	29.8%
Others		$ 36,563	133,750	168,770	(72.7)%	(20.8)%
	Total Revenue	$1,893,572	$1,668,446	$1,351,203	13.5%	23.5%

Production Volume by Subsidiary and Product (In thousand metric tons) Subsidiary	Product	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Longmen Joint Venture	Rebar	3,540	3,395	2,030	4.3%	67.2%
Others		415	439	278	(5.5)%	57.9%
	Total Production	3,955	3,834	2,308	3.2%	66.1%

Total Sales Revenue for the fiscal year 2010 increased 13.5% to $1.9 billion from $1.7 billion in last year. The increase in sales revenue compared to last year is predominantly due to the sales volume increase of 4.3% and a 16.1% increase in the average selling price of rebar over the total shipment volume at Longmen Joint Venture to approximately $524.6 (RMB3,546) in 2010 from approximately $452.0 (RMB3,083) in 2009.

Longmen Joint Venture comprised 98.1% of total sales for 2010. We operated at about 89% of our total capacity in 2010 due to a stable market demand for our construction steel products.

Maoming Hengda comprised $10.0 million, or less than 1% of our total sales in 2010. The decrease in sales revenue compared to last year is primarily due to a greater number of processing contracts versus production contracts. In 2010, Maoming Hengda only executed processing contracts which generated less sale revenue whereas both processing and production contracts were performed in 2009.

Income Statement for the three months ended December 31, 2010 and 2009:

Income Statement Unit-thousands except share data	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Sales	$478,593	$451,953	5.9%
Cost of Goods Sold	435,365	438,554	(0.7)%
Gross Profit	43,228	13,399	222.6%
Gross Profit Margin%	9.03%	2.96%	204.7%
Selling, General and Administrative Expenses	17,569	11,855	48.2%
Income from Operations	25,659	1,544	1,561.9%
Total Other expense, net	(15,192)	(13,520)	12.4%
Income (Loss) Before Provision for Income Tax and Noncontrolling Interest	10,467	(11,976)	(187.4)%
Total Expense (Benefit) for Income Taxes	2,589	(1,033)	(350.6)%
Income (Loss) before Noncontrolling Interest	7,878	(10,943)	(172.0)%
Less: Net Income Attributable to Noncontrolling Interest	5,657	142	3,883.8%
Net Income (Loss) Attributable to Controlling Interest	$ 2,221	$ (11,085)	(120.0)%
Earnings(Loss) Per Share			
Basic	$ 0.04	$ (0.26)	115.4%
Diluted	$ 0.04	$ (0.26)	115.4%

Three months ended December 31, 2010 compared to three months ended December 31, 2009

Revenue by Subsidiary and Product (USD in thousands) Subsidiary	Product	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
		(Unaudited)		
Longmen Joint Venture	Rebar	467,771	422,165	10.8%
Other		10,822	29,788	(63.7)%
	Total Sales	478,593	451,953	5.9%

Production by Subsidiary and Product (in thousand metric tons) Subsidiary	Product	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
		(Unaudited)		
Longmen Joint Venture	Rebar	835	944	(11.5)%
Other		134	180	(25.6)%
	Total Production	969	1,124	(13.8)%

Total Sales Revenue for the three months ended December 31, 2010 increased 5.9% to $478.6 million from $451.9 million for the same period last year. The increase is predominantly a result of a 25.3% rise in the average selling price of rebar from approximately $447.2 (RMB3,048) in the fourth quarter of 2009 to approximately $560.2 (RMB3,787) in fourth quarter of 2010.

Longmen Joint Venture comprised 97.7% of total sales for the fourth quarter of 2010. Compared to the same period in 2009, the production decreased 11.5% to 835,000 metric tons from 944,000 metric tons. The decrease is due to the negative impact of blast furnace construction by Shaanxi Steel Group, as is more fully described in the gross profit analysis section. Total Sales Revenue of Longmen Joint Venture for the three months ended December 31, 2010 increased 10.8% to $467.8 million from $422.2 million in the same period last year. The increase is predominantly a result of a 25.3% rise in the average selling price of rebar to approximately $560.2 (RMB3,787) in fourth quarter of 2010 from approximately $447.2 (RMB3,048) in the fourth quarter of 2009.

Compared to the same period last year, the sales revenue of other subsidiaries decreased 63.7% to $10.8 million from $29.8 million in the fourth quarter in 2009. The decrease is mainly because we changed the operating model at General Steel (China) and only executed processing contracts at Maoming Hengda which generated less sale revenue in 2010.

Cost of Goods Sold

Fiscal year ended December 31, 2010 compared with fiscal years ended December 31, 2009 and 2008

Cost of Goods Sold USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Cost of Goods Sold	$1,343,160	$1,139,630	$ 999,318	(17.9)%	14.0%
Cost of Good Sold – Related Parties	$ 478,499	$ 440,262	$ 343,957	8.7%	28%
Total Cost of Goods Sold	$1,821,659	$1,579,892	$1,343,275	15.3%	17.6%

Three months ended December 31, 2010 compared to three months ended December 31, 2009

(USD in thousands)	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
Cost of Goods Sold	$317,216	$317,238	0%
Cost of Goods Sold – Related Parties	$118,149	$121,316	(2.6)%
Total Cost of Goods Sold	$435,365	$438,554	(0.7)%

Our primary cost of goods sold is the cost of raw materials such as iron ore, coke, alloy and scrap steel. The costs of iron ore and coke account for approximately 80% of our total cost of sales. As a result, the cost of goods sold increased by 15.3% to $1.8 billion in 2010 from $1.6 billion in the year ago period. The increase is mainly due to the ascending of sales volume and the rise of iron ore and coke price. The cost of goods sold decreased 0.1% slightly to $435.4 million in the fourth quarter of 2010 from $438.6 million in the same period of 2009 due to the compensation from Shaanxi Steel Group which was recorded in the fourth quarter of 2010 and which is discussed in detail in the following section.

Gross Profit

Fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009 and 2008

USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Gross Profit	$71,913	$88,554	$7,928	(18.8)%	1,017.0%
Gross Profit Margin	3.8%	5.3%	0.6%		

Gross profit for 2010 decreased 18.8% to $71.9 million from $88.6 million in 2009. The decrease is primarily attributable to a drop in gross profit at Longmen Joint Venture. The purchase price of our primary raw materials including iron ore and coke increased in 2010, which had a negatively impact on gross profit margin.

Three months ended December 31, 2010 compared to three months ended December 31, 2009

(USD in thousands)	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Gross Profit	$43,228	$13,399	222.6%
Gross Profit Margin	9.0%	3.0%	

The gross margin improved in the fourth quarter 2010 to 9.0% compared to 3.0% in the same period last year. The increase is predominantly due to the compensation from Shaanxi Steel Group for the loss of production volume and production efficiency at Longmen Joint Venture during the construction of blast furnaces by Shaanxi Steel Group. Longmen Joint Venture could not reasonably estimate the amount of compensation for the loss until we received an approval notice from Shaanxi Steel Group in December of 2010. The compensation was recorded as an offset to the cost of goods sold in December 2010 to reduce the impact of lower production volume and efficiency during the period of construction in the entire year of 2010.

The following chart illustrates the comparison of gross profit with or without the compensation from Shaanxi Steel Group:

Year Ended December 31 (USD in thousands except gross profit margin)	With Compensation		Without Compensation	
	2010 Q4	2010 Full Year	2010 Q4	2010 Full Year
Sales	$478,593	$1,893,572	$478,593	$1,893,572
Gross profit	$ 43,228	$ 71,913	$ 16,136	$ 44,821
Gross profit Margin	9.0%	3.8%	3.4%	2.4%

Selling, General and Administrative Expenses

Fiscal year ended December 31, 2010 compared with fiscal year ended December 31, 2009 and 2008

Selling, General and Administrative Expenses USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Selling, General and Administrative expenses	$52,949	$41,074	$36,942	28.9%	11.2%
Selling, General and Administrative expenses	2.8%	2.5%	2.7%		

SG&A Expenses increased 28.9% to $52.9 million in 2010 compared to $41.1 million in 2009. The increase is mainly due to the climbing transportation and sales agent charges at Longmen Joint Venture related to the increase of shipping volume and long distance sales deliveries to markets in Henan, Hubei and Chongqing. SG&A expenses as a percentage of revenue increased slightly to 2.8% for 2010 from 2.5% in 2009 and 2.7% in 2008.

Three months ended December 31, 2010 compared with three months ended December 31, 2009

(USD in thousands)	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Selling, General and Administrative expenses	$17,569	$11,855	48.2%
SG&A/Revenue %	3.7%	2.6%	

Selling, general and administrative expenses, including transportation charges, executive compensation, office expenses, legal and accounting charges, travel charges, equipment maintenance and various taxes increased 48.2% to $17.6 million for the three months ended December 31, 2010 compared to $11.9 million in the same period of 2009. The increase is mainly due to the rising transportation and sales agent charges on long distance deliveries outside of Shaanxi Province.

Selling, general and administrative expenses as a percentage of revenue increased to 3.7% for the fourth quarter of 2010 from 2.6% in the same period of 2009. The increase is mainly due to the rising transportation and sales agent charges on long distance deliveries outside of Shaanxi province.

Income (Loss) from Operations

Fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009 and 2008

USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Income (Loss) from Operations. . . .	$18,964	$47,480	$(29,014)	(60.1)%	(263.6)%

The income from operations in 2010 decreased to $19.0 million from $47.5 million income for the same period last year. The decrease was predominantly due to the drop in gross profit caused by higher purchase price of iron ore and coke in 2010.

Three months ended December 31, 2010 compared with three months ended December 31, 2009

USD in thousands	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Income from Operations	$25,659	$1,544	1,561.8%

Income from operations for the three months ended December 31, 2010 increased to $25.7 million from $1.5 million income for the same period last year. The increase is primarily due to the compensation received from Shaanxi Steel Group for the loss as a result of their construction of the blast furnaces.

Total Other Income (Expense), Net

Fiscal year ended December 31, 2010 compared with fiscal years ended December 31, 2009 and 2008

Total Other Income (Expense), Net USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Interest Income.	$ 6,154	3,334	$ 4,251	84.6%	$ (21.6)%
Finance/interest expense.	(51,283)	(27,843)	(23,166)	84.2%	20.2%
Change in Fair Value of Derivative Liabilities.	15,055	(33,159)	12,821	(145.4)%	(358.6)%
Gain from Debt Extinguishment	—	7,331	7,169	—	2.3%
Net compensation for service	876	—	—	—	—
Government Grant	—	3,430	—	—	—
Loss on Disposal of Fixed Assets	(9,977)	(4,643)	—	114.9%	—
Realized income from future contract. . .	1,424	—	—	—	—
Income from Investment	7,910	4,730	1,896	67.2%	149.5%
Other Non-operating Income, net	1,280	1,812	767	(29.4)%	136.2%
Total Other (Expense) Income, Net. . .	(28,561)	(45,008)	3,738	(36.5)%	(1,304.1)%

Total other expenses for the year ended December 31, 2010 were $28.6 million compared to $45.0 million in 2009 and total other income of $3.7 million in 2008.

The decrease of total other expenses, net was mainly a result of the combined effect of a $23.4 million increase in Finance/Interest expense and a gain of $48.2 million in the change in fair value of derivative liabilities.

Three months ended December 31, 2010 compared with three months ended December 31, 2009

Other Income (Expense), Net (USD in thousand)	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Interest Income	$ 2,678	$ 866	209.2%
Finance/interest Expense	(13,666)	(9,421)	45.1%
Change in Fair Value of Derivative Liabilities	1,476	(9,931)	(114.9)%
Gain from Debt Extinguishment	—	4,399	—%
Net Income from Compensation	876	—	—%
Gain from investment in future contracts	1,424	—	—%
Loss on Disposal of Fixed assets	(9,977)	—	—%
Income from Investment	2,315	1,069	116.6%
Other Non-operating Expense, net	$ (318)	$ (502)	(36.7)%
Total Other Expense, net	$(15,192)	$(13,520)	12.4%

Total other expenses, net for the three months ended December 31, 2010 were $15.2 million, a 12.4% increase compared to $13.5 million in the same period last year. The increase of total other expenses, net was mainly a result of the combined effect of a $4.2 million increase in Finance/Interest expense, a $10 million loss on disposal of fixed assets and a gain of $11.4 million in the change in fair value of derivative liabilities.

Change in Fair Value of Derivative Liabilities

According to GAAP, our December 2007 Convertible Notes, December 2007 Warrants and the December 2009 Warrants (as defined below) are considered a derivative and therefore must be "marked to market." One of the drivers used to calculate the value of this derivative is stock price. Changes in our stock price cause gains or losses to this income statement item.

The change in fair value of derivative liabilities for the years ended December 31, 2010 was a gain of $15.1 million compared to a loss of $33.2 million for the same period last year. The change in fair value of derivative liabilities for the three months ended December 31, 2010 was a gain of $1.5 million compared to a loss of $9.9 million for the same period last year. This gain is due to a change of stock price of our common stock as of December 31, 2010 compared to the one as of December 31, 2009. According to accounting principles generally accepted in the United States regarding valuing derivatives, the drop in our share price and the conversion of our convertible notes resulted in a $1.5 million and $15.1 million gain for the three months and the year ended December 31, 2010, respectively.

As of August 5, 2010, all of the convertible promissory notes issued in connection with the private placement that closed on December 13, 2007 have been converted into common stock.

Net Income (Loss) Before Noncontrolling Interest

Fiscal year ended December 31, 2010 compared with fiscal year ended December 31, 2009 and 2008

Net Income (Loss) Before Noncontrolling Interest USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	2009 vs 2008
Net Loss Before Noncontrolling Interest	$(7,487)	$(3,681)	$(19,865)	103.4%	(81.5)%

Three months ended December 31, 2010 compared with three months ended December 31, 2009

	2010 Q4	2009 Q4	Change %
	(Unaudited)		
Net Income (Loss) Before Noncontrolling Interest	$7,878	$(10,943)	172.0%

Net (Loss) Income attributable to General Steel Holdings, Inc.

Fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009 and 2008

USD in thousands	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Net Loss Before Noncontrolling Interest.	$(7,487)	$ (3,681)	$(19,865)	103.4%	(81.5)%
LESS: Net Income attributable to noncontrolling interest	$ 188	$ 21,563	$ (8,542)	(99.1)%	(352.4)%
Net (Loss) Income Attributable to Controlling Interest	$(7,675)	$(25,244)	$(11,323)	(69.6)%	122.9%

Three months ended December 31, 2010 compared with three months ended December 31, 2009

(USD in thousands)	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Net Income (Loss) Before Noncontrolling Interest	$7,878	$(10,943)	172.0%
LESS: Net Income attributable to noncontrolling interest	$5,657	$ 142	3883.8%
Net Income (Loss) Attributable to Controlling Interest	$2,221	$(11,085)	120.0%

(Loss) Earnings per Share

Fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009 and 2008

(in thousand, except earnings per share)	2010	2009	2008	Percentage Change 2010 vs 2009	Percentage Change 2009 vs 2008
Net Loss Attributable to Controlling Interest	$(7,675)	$(25,244)	$(11,323)	(69.6)%	122.9%
Weighted Average Number of Shares					
Basic	53,113	41,860	35,381	26.9%	18.3%
Diluted	53,113	41,860	35,381	26.9%	18.3%
Loss Per Share					
Basic	$ (0.14)	$ (0.60)	$ (0.32)	(76.7)%	87.5%
Diluted	$ (0.14)	$ (0.60)	$ (0.32)	(76.7)%	87.5%

Three months ended December 31, 2010 compared three months ended December 31, 2009

(in thousand, except earnings per share)	2010 Q4	2009 Q4	Percentage Change 2010 Q4 vs 2009 Q4
	(Unaudited)		
Net Income (Loss) Attributable to Controlling Interest	$ 2,221	$(11,085)	120.0%
Weighted Average Number of Shares			
Basic	54,704	41,860	30.7%
Diluted	54,704	41,860	30.7%
Earnings (Loss) Per Share			
Basic	$ 0.04	$ (0.26)	115.4%
Diluted	$ 0.04	$ (0.26)	115.4%

Income Taxes

We did not conduct any business and did not maintain any branch office in the United States during the three months ended December 31, 2010 and 2009. Therefore, no provision for withholding of U.S. federal or state income taxes or tax benefits on the undistributed earnings and/or losses of our Company has been made.

General Steel (China) is located in Tianjin Coastal Economic Development Zone and is subject to an effective income tax rate at 25%.

Longmen Joint Venture is located in the mid-west region of China. It qualifies for the "Go-West" tax rate of 15% promulgated by the government by the end of 2010. This special tax treatment will be evaluated on a year-to-year basis by the local tax bureau.

Baotou Steel Pipe Joint Venture is located in Inner Mongolia Autonomous Region and is subject to an effective income tax rate of 25%.

Maoming Hengda is located in Guangdong province and is subject to an effective income tax rate of 25%.

Tianwu Joint Venture is located in Tianjin Coastal Economic Development Zone and is subject to an effective income tax rate at 25%.

For the three months ended December 31, 2010, we had a total tax provision of $2.6 million. For the years ended December 31, 2010, we had a total tax benefit of $2.1 million.

We had cumulative undistributed earnings of foreign subsidiaries of approximately $6.4 million as of December 31, 2010. Such earnings are included in consolidated retained earnings and will continue to be indefinitely reinvested in internal operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

We were incorporated in the United States and have incurred net operating losses for income tax purposes for the years ended December 31, 2010 and 2009. The net operating loss carry forwards for United States income taxes amounted to $1.8 million which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized at the end of 2030. Management believes that the realization of the benefits from these losses appears uncertain due to our limited operating history and continuing losses for United States income tax purposes. Accordingly, we have provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. The valuation allowance as of December 31, 2010 was $0.6 million. The net change in the valuation allowance for the year ended December 31, 2010, versus the year ended December 31, 2009, was $0.1 million. Management will review this valuation allowance periodically and make adjustments as warranted.

Noncontrolling Interest

Noncontrolling interest mainly consists of Long Steel Group's 40% interest in Longmen Joint Venture, Baotou Iron and Steel Group's 20% interest in Baotou Steel Pipe Joint Venture, a 1% interest in Maoming Hengda by a third party and TME Group's 40% interest in Tianwu GS.

Accounts Receivable

Accounts receivable and accounts receivable-related party were $17.6 million as of December 31, 2010 compared to $8.5 million on December 31, 2009. This increase was mainly due to Longmen Joint Venture's deliveries made to a major government project which we intend to collect in the coming months.

We recognize revenue when we ship out products and pass the titles of the products to our customers and distributors. We extended short-term credit to our customers and distributors with good reputations and long-term business relationships. We have not experienced any bad debt in these accounts. Also, we review our accounts receivable on a regular basis to determine if the bad debt allowance is adequate and adjust the allowance amount if needed. We believe the accounts receivable amount is collectible. Nevertheless, to be conservative and prudent in our management practice, as of December 31, 2010, we reserved $0.3 million for bad debt allowance based on our reasonable estimate.

Inventories

We had an inventory balance of $475.9 million as of December 31, 2010 compared to $208.1 million as of December 31, 2009. Such balance is comprised of raw material and finished products. The increase of raw materials at the end of 2010 is due to the management's expectation of price rise and preparation for the test run of the new furnaces.

	December 31, 2010	December 31, 2009	Percentage Change
	(in thousands)	(in thousands)	
Supplies	$ 13,733	$ 12,235	12.2%
Raw materials	381,178	134,874	182.6%
Finished goods	80,968	60,978	32.8%
Total inventories	$475,879	$208,087	128.7%

Quarterly Data

Year Ended December 31, (In thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2010					
Revenues	$453,023	$501,679	$460,277	$478,593	$1,893,572
Gross profit	$ 5,733	$ 7,360	$ 15,592	$ 43,228	$ 71,913
Net (Loss) income Attributable to Controlling Interest	$ (5,507)	$ (2,128)	$ (2,261)	$ 2,221	$ (7,675)
Basic Earnings per Share	$ (0.11)	$ (0.04)	$ (0.04)	$ 0.04	$ (0.14)
Diluted Earnings per Share	$ (0.11)	$ (0.04)	$ (0.04)	$ 0.04	$ (0.14)
2009					
Revenues	$322,793	$408,947	$484,752	$451,953	$1,668,446
Gross profit	$ 12,921	$ 22,499	$ 39,735	$ 13,399	$ 88,554
Net income (Loss) Attributable to Controlling Interest	$ 7,334	$ (31,789)	$ 10,382	$ (11,085)	$ (25,244)
Basic Earnings per Share	$ 0.20	$ (0.80)	$ 0.23	$ (0.26)	$ (0.60)
Diluted Earnings per Share	$ 0.20	$ (0.80)	$ 0.23	$ (0.26)	$ (0.60)

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, we had cash and restricted cash aggregating $263.1 million.

For the year ended December 31, 2010, we used cash flow from continuing operations, borrowings, cash and cash equivalents to fund working capital requirements, pay interest payments, capital expenditures and to make investments.

We believe our cash flows from operations (which include customer prepayment and vendor financing), existing cash balances, and credit facilities will be adequate to finance our working capital requirements, fund capital expenditures, make required debt and interest payments, pay taxes, and support our operating strategies.

The steel business is capital intensive and we utilize leverage greater than our industry peers which enables us to generate revenue compared to our shareholder equity at a rate higher than our industry peers. We utilize leverage in the form of credit from banks, vendor financing, customer deposits and others. This blended form of financing reduces our reliance on any single source.

Short-term notes payable

As of December 31, 2010, we had $480.2 million in short-term notes payables liabilities, which are secured by restricted cash of $167.7 million and restricted notes payable of $159.3 million and other assets. These are lines of credit extended by banks for a maximum of 6 months and used to finance working capital. The short-term notes payables must be paid in full at maturity and credit availability is continued upon payment at maturity. There are no additional significant financial covenants. We pay zero interest on this type of credit as this is a monetary tool used by China's central bank to inject liquidity into the Chinese monetary system.

Short-term loans — banks

As of December 31, 2010, we had $285.2 million in short-term bank loans. These are bank loans with a one year term and must be paid in full upon maturity. There are no additional significant financial covenants tied to these loans. Chinese banks have not been impacted as heavily by the financial crisis as U.S. banks and we believe our current creditors will renew their lending to us after our loans mature as they have in the past.

We are able to repay our short-term notes payables and short-term bank loans upon maturity using available capital resources.

For more details about our debts, please see Note 7 in our Notes to the financial statements.

Cash-flow

Operating activities

Net cash used in operating activities for the year ended December 31, 2010 was an outflow $165.1 million compared to an inflow $4.8 million in the same period of 2009. This change was mainly due to the combination of the following factors:

- Some non-cash items, including in net income such as depreciation and amortization, Bad debt allowance, inventory written-off, impairment of long-lived assets, loss (gain) on disposal of equipment, stock issued for service and compensation, net income from compensation, amortization of deferred note issuance cost and discount on convertible notes, make whole shares interest expense on notes conversion, change in fair value of derivative instrument, income from investment and deferred tax assets, resulted in an adjustment of $28.7 million.
- Cash outflow resulting in the increase in notes receivable, accounts receivable, other receivables, other receivables — related parties, inventories, as well as the decrease in other payables and accrued liabilities, customer deposits and taxes payable was $378.4 million, compared to an outflow of $132.4 million during the same period last year.
- Cash inflow due to the decrease in advances on inventory purchases, advances on inventory purchases — related parties, as well as the increase of Accounts payable, accounts payable — related parties, Other payables — related parties and customer deposits — related parties totaled of $192.1 million compared to an inflow of $78.3 million during the same period last year.

Overall, the increase in cash used in operating activities is due to our efforts to utilize capital resources to build up raw material inventories.

Investing activities

Net cash used by investing activities was $88.8 million for the year ended December 31, 2010 compared to $63.7 million for the year ended December 31, 2009. Net cash outflow is driven by the decrease in the receipts from Deposits due to sales representatives during this period.

Financing activities

Net cash provided by financing activities was $234.3 million for the year ended December 31, 2010 compared to $126.1 million for the year ended December 31, 2009.

Shelf Registration SEC Form S-3

On October 22, 2009, our shelf registration statement on Form S-3 for an aggregate offering amount of $60 million was declared effective by the Securities and Exchange Commission ("SEC"). From time to time we may sell common stock, preferred stock, warrants, debt securities, rights and units in one or more offerings. As discussed below, in December 2009, we consummated a registered direct offering using the

Form S-3 shelf registration statement to issue common stock and warrants. We may sell the remaining securities registered on the Form S-3 shelf registration statement to or through underwriters, directly to investors, through agents or any combination of the foregoing.

Each time we offer securities under our Form S-3 shelf registration statement, we will file a prospectus supplement with the SEC containing more specific information about the particular offering. The prospectus supplements may also add, update or change information contained in this prospectus. The Form S-3 shelf registration statement may not be used to offer or sell securities without a prospectus supplement which includes a description of the method of sale and terms of the offering.

Impact of Inflation

We are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China. We manage our price risks through productivity improvements and cost-containment measures. We do not believe that inflation risk is material to our business or our financial position, results of operations or cash flows.

Compliance with environmental laws and regulation

Longmen Joint Venture:

Along with our joint venture partner Longmen Steel Group and Shaanxi Steel Group, we have invested RMB580 million in a series of comprehensive projects to reduce its waste emissions of coal gas, water, and solid waste. In 2005, we received ISO 14001 certification for our overall environmental management system. We have received several awards from the Shaanxi provincial government as a result of our increased effort in environmental protection.

We have spent more than RMB57 million on a comprehensive waste water recycling and water treatment system. The 2,000 cubic meter/h treatment capacity system was implemented at the end of 2005. In 2010, 1.08 metric tons of new water was consumed per metric ton of steel produced.

We have one 10,000 cubic meter coke-oven gas tank and one 50,000 cubic meter blast furnace coal gas tank and one 80,000 cubic meter converter furnace coal gas tank to collect the residual coal gas produced from our facility and that of surrounding enterprises. We also have spent RMB230 million on a thermal power plant with two 25 Kilowatt generators that use the residual coal gas from the blast furnaces and converters as fuel to generate power.

We have several plants to further process solid waste generated from the steel making process into useful products such as construction materials, building blocks, porcelain tiles, curb tops, and ornamental tiles.

In 2009, we treated and recycled about 6.8 million tons of waste water, 335,320 tons of slag, 130 million m^3 of gas from the converters and 6.1 billion m^3 of gas from the blast furnaces. We also reused 855,714 tons of hot steam and generated 433 million KWH of electricity.

Recently, we spent more than RMB60 million on the technical upgrade and renovation of the converters and RMB5.5 billion on the upgrade of the blast furnaces and the sintering machines.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements for the 2010 fiscal year.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. Throughout our operating history, we have funded our contractual obligations and commercial commitments through financing arrangements and operating cash flow, including but not limited to the operating income, payments collected from the customers in advance and stock issuances. Below, we have presented a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of December 31, 2010 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payment due by period			
Contractual obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**4 – 5 years**
	Dollars amounts in thousands			
Bank loans	$ 285,198	$ 285,198	$ —	$ —
Other loans	204,233	204,233	—	—
Notes payable	480,152	480,152	—	—
Deposits due to sales representatives	52,079	52,079		—
Lease with Bao Gang Group	410	273	137	—
Construction obligations – Longmen Joint Venture and Maoming Hengda Steel	13,912	13,912	—	—
Total	$1,035,984	$1,035,847	$137	$ —

Bank loans in China are either due on demand or more typically within one year. These loans can be renewed with the banks. This amount includes estimated interest payments as well as debt maturities.

As of December 31, 2010, Longmen Joint Venture guaranteed bank loans for related parties and third parties, including line of credit and others, amounted to $60.5 million.

Nature of guarantee	**Guarantee amount In thousands**	**Guaranty period**
Line of credit	$11,608	March 2011 to January 2012
Bank Loans	7,585	March 2011 to May 2011
Notes payable	18,238	June 2011 to September 2012
Confirming Storage	19,089	April 2011 to December 2011
Financing by the rights of goods delivery in future	3,946	March 2011 to July 2011
Total.	$60,466	

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements, "Summary of Significant Accounting Policies." Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

We follow the generally accepted accounting principles of the United States regarding revenue recognition. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of us exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All our products sold in the PRC are subject to a Chinese value-added tax at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing the finished product.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in our financial statements include the useful lives of and impairment for property, plant and equipment, potential losses on uncollectible receivables and convertible notes. Actual results could differ from these estimates.

Financial instruments

The accounting standard regarding "Disclosures about fair value of financial instruments" defines financial instruments and requires disclosure of the fair value of financial instruments held by us. We consider the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. For short-term loans and notes payable, we concluded the carrying values are a reasonable estimate of fair value because of the short period of time between the origination and repayment and their stated interest rate approximates current rates available.

We also analyze all financial instruments with features of both liabilities and equity under the accounting standard establishing, "accounting for certain financial instruments with characteristics of both liabilities and equity," the accounting standard regarding "accounting for derivative instruments and hedging activities" and "accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock." Additionally, we analyze registration rights agreements associated with any equity instruments issued to determine if penalties triggered for late filing should be accrued under accounting standard establishing "accounting for registration payment arrangements."

Fair value measurements

The accounting standards regarding fair value of financial instruments and related fair value measurement define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosures requirements for fair value measures. The three levels are defined as follow:

Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

The December 2007 Warrants issued in conjunction with the December 2007 Notes and December 2009 Warrants issued in connection with a registered direct offering, were carried at fair value. The fair value was determined using the Cox Rubenstein Binomial Model. Because all inputs to the valuation methodology include quoted prices are observable, fair value is carried as level 2 inputs, and the change in earnings was recorded. As a result, the derivative liability is carried on the balance sheet at its fair value.

Noncontrolling interests

Effective January 1, 2009, we adopted generally accepted accounting principals regarding noncontrolling interests in consolidated financial statements. Certain provisions of this statement are required to be adopted retrospectively for all periods presented. Such provisions include a requirement that the carrying value of noncontrolling interests (previously referred to as minority interests) be removed from the mezzanine section of the balance sheet and reclassified as equity.

Further, as a result of adoption of this accounting standard, net income attributable to noncontrolling interests is now excluded from the determination of consolidated net income. In addition, the foreign currency translation adjustment is allocated between controlling and noncontrolling interests.

As a result, we reclassified noncontrolling interests in the amounts of $70.9 million and $72.6 million from the mezzanine section to equity on December 31, 2010 and 2009 balance sheets, respectively.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 — Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU. However, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, "Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This update amends codification topic 310 on receivables to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. This guidance is being phased in, with the new disclosure requirements for period end balances effective as of December 31, 2010, and the new disclosure requirements for activity during the reporting period are effective March 31, 2011. The troubled debt restructuring disclosures in this ASU have been delayed by ASU 2011-01 "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," which was issued in January 2011.

In December 2010, the FASB issued ASU 2010-28 which amend "Intangibles- Goodwill and Other" (Topic 350). The ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting entities, they are required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. An entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance in Topic 350, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances changes that would more likely than not reduce the faire value of a reporting unit below its carrying amount. ASU 2010-28 is effective for fiscal years, and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 which address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations (Topic 805). This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of this ASU and expected the adoption of this ASU will have an impact on its future business combinations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Commodity Price Risk and Related Risks

In the normal course of our business, we are exposed to market risk or price fluctuations related to the purchase, production or sale of steel products over which we have little or no control. We do not use any derivative commodity instruments to manage the price risk. Our market risk strategy has generally been to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. Based upon a 2010 annual production capacity of 7 million metric tons, a $1 change in the annual average price of our steel products would change annual pre-tax profits by approximately $7 million.

Interest Rate Risk

We are subject to interest rate risk since our outstanding debts are short-term and bear interest at variable interest rates. The future interest expense would fluctuate in case of any change in the borrowing rates. We do not use swaps or other interest rate protection agreements to hedge this risk. We believe our exposure to interest rate risk is not material.

Foreign Currency Exchange Rate Risk

Our operating units, General Steel (China), Longmen Joint Venture, Baotou Steel Pipe Joint Venture, Maoming Hengda, and Tianwu Joint Venture are all located in China. They produce and sell all of their products domestically in the PRC. They are subject to the foreign currency exchange rate risks due to the effects of fluctuations in the RMB on revenues and operating costs and existing assets or liabilities. We have not generally used derivative instruments to manage this risk. Generally, a ten percent (10%) decrease in RMB exchange rate would result in a $1.9 million decrease in net income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Steel Holdings, Inc.

We have audited the accompanying consolidated balance sheets of General Steel Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. General Steel Holdings, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Steel Holdings, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), General Steel Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2011 expressed an unqualified opinion.

/s/ Frazer Frost, LLP
Brea, California
March 16, 2011

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(In thousands, except per share data)

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash	$ 65,271	$ 82,118
Restricted cash	197,797	192,041
Notes receivable	49,147	29,185
Restricted notes receivable	240,298	—
Accounts receivable, net	17,591	8,525
Other receivables, net	11,150	7,729
Other receivables – related parties	17,428	32,670
Inventories	475,879	208,087
Advances on inventory purchase	24,577	28,407
Advances on inventory purchase – related parties	6,187	2,995
Prepaid expense	5,018	692
Prepaid value added tax	37,323	19,488
Deferred tax assets	6,925	3,341
Total current assets	1,154,591	615,278
PLANT AND EQUIPMENT, net	602,612	555,111
OTHER ASSETS:		
Advances on equipment purchase	14,898	8,419
Investment in unconsolidated subsidiaries	17,456	20,022
Long-term deferred expense	1,439	2,069
Intangible assets, net of accumulated amortization	23,672	23,733
Note issuance cost	—	406
Plant and equipment to be disposed	—	3,026
Total other assets	57,465	57,675
Total assets	$1,814,668	$1,228,064

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (continued)
AS OF DECEMBER 31, 2010 AND 2009
(In thousands, except per share data)

	2010	2009
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Short term notes payable	$ 480,152	$ 254,608
Accounts payable	241,367	158,126
Accounts payable – related parties	77,285	48,151
Short term loans – bank	285,198	148,968
Short term loans – others	89,765	110,358
Short term loans – related parties	114,468	11,751
Other payables and accrued liabilities	30,093	30,602
Other payables – related parties	18,214	5,760
Customer deposit	187,495	208,765
Customer deposit – related parties	60,760	3,791
Deposit due to sales representatives	52,079	49,544
Taxes payable	2,316	6,921
Total current liabilities	1,639,192	1,037,345
CONVERTIBLE NOTES PAYABLE, net of debt discount of $0 and $2,250 as of December 31, 2010 and 2009, respectively	—	1,050
DERIVATIVE LIABILITIES	5,573	23,340
Total liabilities	1,644,765	1,061,735
COMMITMENT AND CONTINGENCIES		
EQUITY:		
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 3,092,899 shares issued and outstanding as of December 31, 2010 and 2009	3	3
Common Stock, $0.001 par value, 200,000,000 shares authorized, 54,678,083 and 51,618,595 issued, 54,522,973 and 51,618,595 outstanding as of December 31, 2010 and 2009, respectively	55	52
Treasury stock, $0.001 par value, 316,760 shares as of December 31, 2010	(871)	—
Paid-in-capital	104,971	95,589
Statutory reserves	6,202	6,162
Accumulated deficits	(24,086)	(16,411)
Accumulated other comprehensive income	12,712	8,336
Total shareholder's equity	98,986	93,731
NONCONTROLLING INTERESTS	70,917	72,598
Total equity	169,903	166,329
Total liabilities and equity	$1,814,668	$1,228,064

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (In thousands, except per share data)

	2010	2009	2008
SALES	$ 1,396,183	$ 1,202,708	$ 1,004,848
SALES – RELATED PARTIES	497,389	465,738	346,355
TOTAL SALES	1,893,572	1,668,446	1,351,203
COST OF GOODS SOLD	1,343,160	1,139,630	999,318
COST OF GOODS SOLD – RELATED PARTIES	478,499	440,262	343,957
TOTAL COST OF GOODS SOLD	1,821,659	1,579,892	1,343,275
GROSS PROFIT	71,913	88,554	7,928
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	52,949	41,074	36,942
INCOME (LOSS) FROM OPERATIONS	18,964	47,480	(29,014)
OTHER INCOME (EXPENSE)			
Interest income	6,154	3,334	4,251
Finance/interest expense	(51,283)	(27,843)	(23,166)
Change in fair value of derivative liabilities	15,055	(33,159)	12,821
Gain from debt extinguishment	—	7,331	7,169
Net compensation for service	876	—	—
Government grant	—	3,430	—
Loss on disposal of fixed assets	(9,977)	(4,643)	—
Realized income from future contracts	1,424	—	—
Income from equity investments	7,910	4,730	1,896
Other non-operating (expense) income, net	1,280	1,812	767
Total other (expense) income, net	(28,561)	(45,008)	3,738
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES AND NONCONTROLLING INTEREST	(9,597)	2,472	(25,276)
PROVISION FOR INCOME TAXES			
Current	1,267	2,155	1,424
Deferred	(3,377)	3,998	(6,835)
Total (benefit) provision for income taxes	(2,110)	6,153	(5,411)
NET LOSS BEFORE NONCONTROLLING INTEREST	(7,487)	(3,681)	(19,865)
Less: Net income (loss) attributable to noncontrolling interest	188	21,563	(8,542)
NET LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	(7,675)	(25,244)	(11,323)
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustments	4,376	(369)	5,420
Comprehensive income attributable to noncontrolling interest	1,799	303	3,654
COMPREHENSIVE LOSS	$ (1,500)	$ (25,310)	$ (2,249)
WEIGHTED AVERAGE NUMBER OF SHARES			
Basic & Diluted	53,113,177	41,860,238	35,381,210
LOSS PER SHARE			
Basic & Diluted	$ (0.14)	$ (0.60)	$ (0.32)

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

	Preferred stock		Common stock		Treasury stock			Retained earnings/ Accumulated deficits					
	Shares	Par value	Shares	Par value	Shares	Par value	Paid-in capital	Statutory reserves	Unrestricted	Contribution receivable	Accumulated other comprehensive income	Noncontrolling interest	Totals
BALANCE, December 31, 2007	3,092,899	$3	34,634,765	$ 35	—	—	$23,429	$3,632	$ 22,686	$(960)	$3,285	$43,322	$ 95,432
Net loss attributable to controlling interest									(11,323)				(11,323)
Net income attributable to noncontrolling interest												(8,542)	(8,542)
Adjustment to statutory reserve								1,270	(1,270)				—
Common stock issued for compensation			491,804	0.49			3,929						3,930
Common stock transferred by CEO compensation							207						207
Common stock issued for consulting fee			100,000	0.10			360						360
Common stock issued for public relations			25,000	0.03			90						90
Common stock issued for cash			140,000	0.14			700						700
Acquired noncontrolling interest												15,896	15,896
Notes converted to common stock			541,299	0.54			6,103						6,104
Make whole shares issued on notes conversion			195,965	0.18			2,310						2,310
Foreign currency translation adjustments											5,420	3,654	9,074
BALANCE, December 31, 2008	3,092,899	$3	36,128,833	$ 36	—	$ —	$37,128	$4,902	$ 10,093	$(960)	$8,705	$54,330	$114,237
Net loss attributable to controlling interest									(25,244)				(25,244)
Net income attributable to noncontrolling interest												21,563	21,563
Disposal of subsidiaries												(293)	(293)
Distribution of dividend to noncontrolling shareholders												(3,305)	(3,305)
Adjustment to statutory reserve								1,260	(1,260)				—
Common stock issued for compensation			596,650	0.77			1,875						1,876
Common stock issued for interest payments			196,306	0.20			745						745
Common stock issued for repayment of debt			300,000	0.30			1,800						1,800
Notes converted to common stock			7,045,274	7.05			32,073						32,080
Make whole shares issued on notes conversion			1,795,976	1.80			7,085						7,087
Common stock transferred by CEO for compensation							276						276
Reduction of registered capital										960			960
Common stock issued for private placement			5,555,556	5.56			14,607						14,613
Foreign currency translation adjustments											(369)	303	(66)
BALANCE, December 31, 2009	3,092,899	$3	51,618,595	$ 50	—	—	$95,589	$6,162	$(16,411)	$ —	$8,336	$72,598	$166,329

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – (continued)
(In thousands, except per share data)

	Preferred stock		Common stock		Treasury stock			Retained earnings/ Accumulated deficits					
	Shares	Par value	Shares	Par value	Shares	Par value	Paid-in capital	Statutory reserves	Unrestricted	Contribution receivable	Accumulated other comprehensive income	Noncontrolling interest	Totals
Net loss attributable to controlling interest									(7,675)				(7,675)
Net loss attributable to noncontrolling interest												188	188
Distribution of dividend to noncontrolling shareholders												(3,934)	(3,934)
Noncontrolling interest acquired												(1,270)	(1,270)
Registered capital received from noncontrolling shareholders												1,182	1,182
Adjustment to special reserve								40				354	394
Common stock issued for compensation			733,300	0.73			2,201						2,202
Common stock issued for repayment of debt			928,163	0.93			2,403						2,404
Common stock transferred by CEO for compensation							276						276
Notes converted to common stock			1,208,791	1.21			3,544						3,545
Make whole shares issued on notes conversion			271,507	0.27			741						741
Common stock issued for accrued interest on notes			79,377	0.08			217						217
Treasury stock purchased			(316,760)	(0.32)	316,760	(871)							(871)
Foreign currency translation adjustments											4,376	1,799	6,175
BALANCE, December 31, 2010	3,092,899	$3	54,522,973	$ 55	316,760	(871)	$104,971	$6,202	$(24,086)	$—	$12,712	$70,917	$169,903

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands, except per share data)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss attributable to controlling interest	$ (7,675)	$ (25,244)	$ (11,323)
Net income (loss) attributable to noncontrolling interest	188	21,563	(8,542)
Consolidated net loss	(7,487)	(3,681)	(19,865)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:			
Depreciation and amortization	41,153	33,107	22,414
Debt extinguishment	—	(7,331)	(7,169)
Bad debt allowance	326	(714)	704
Inventory written-off	1,061	(1,533)	2,204
Impairment of long-lived assets	1,747	—	—
Loss (gain) on disposal of equipment	9,977	1,213	(598)
Stock issued for services and compensation	2,479	2,063	2,723
Net income from compensation	(1,377)	—	—
Make whole shares interest expense on notes conversion	1,130	2,892	2,310
Amortization of deferred note issuance cost and discount on convertible notes	17	60	833
Change in fair value of derivative instrument	(15,055)	33,159	(12,821)
Income from investment	(9,333)	(4,730)	(1,896)
Deferred tax assets	(3,385)	4,403	(6,937)
Changes in operating assets and liabilities			
Notes receivable	(18,498)	9,017	(33,064)
Accounts receivable	(8,353)	19,526	2,091
Accounts receivable – related parties	—	(19,604)	(18,275)
Other receivables	(3,210)	3,919	(2,426)
Other receivables – related parties	(42,088)	(49,637)	2,423
Inventories	(261,571)	(146,914)	29,220
Advances on inventory purchases	4,681	52,655	19,916
Advances on inventory purchases – related parties	13,782	(13,341)	7,814
Accounts payable	76,003	10,421	11,975
Accounts payable – related parties	43,071	55,445	44,725
Other payables and accrued liabilities	(1,527)	12,185	(8,828)
Other payables – related parties	30,618	(13,346)	(1,482)
Customer deposits	(24,994)	66,465	95,132
Customer deposits – related parties	23,943	(13,569)	(2,287)
Taxes payable	(18,199)	(27,332)	(22,443)
Net cash (used in) provided by operating activities	(165,089)	4,798	106,393

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands, except per share data)

	2010	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquired long term investment	(2,021)	(6,597)	—
Cash proceeds from disposal of long-term investment	8,137	4,912	2,782
Cash proceeds from investment in future contracts	1,424	—	—
Payments made for treasury stock acquired	(870)	—	—
Capital contributed by noncontrolling interest	1,184	—	—
Payments made to dividend distribution	(2,855)	—	—
Long-term other receivable	—	—	(4,788)
Deposits due to sales representatives	1,431	41,370	4,782
Cash proceeds from sales of equipment	1,828	7,231	598
Advance on equipment purchases	(7,106)	1,604	(8,029)
Equipments purchase and intangible assets	(89,916)	(112,194)	(194,644)
Net cash used in investing activities	(88,764)	(63,674)	(199,299)
CASH FLOWS FINANCING ACTIVITIES:			
Restricted cash	741	(61,303)	(87,121)
Notes receivable – restricted	(234,342)	—	13,158
Dividend payable	—	(2,343)	(815)
Cash received on stock issuance	—	23,090	700
Borrowings on short term loans – bank	327,807	174,290	71,057
Payments on short term loans – bank	(199,905)	(93,212)	(103,641)
Borrowings on short term loan – others	152,517	159,296	87,207
Payments on short term loans – others	(174,913)	(126,650)	(53,031)
Borrowings on short term loan – related parties	162,734	4,398	7,222
Payments on short term loans – related parties	(11,850)	—	(7,693)
Borrowings on short term notes payable	905,124	636,136	335,870
Payments on short term notes payable	(693,633)	(587,598)	(200,416)
Net cash provided by financing activities	234,280	126,104	62,497
EFFECTS OF EXCHANGE RATE CHANGE IN CASH	2,726	(5)	1,591
(DECREASE) INCREASE IN CASH	(16,847)	67,223	(28,818)
CASH, beginning of period	82,118	14,895	43,713
CASH, end of period	$ 65,271	$ 82,118	$ 14,895
Non-cash transactions of investing and financing activities:			
Share issuance for debt settlement	$ 2,404	$ 82,118	$ —

Note 1 – Background

General Steel Holdings, Inc. (the "Company") was incorporated on August 5, 2002 in the state of Nevada. The Company through its 100% owned subsidiary, General Steel Investment, operates a portfolio of steel companies serving various industries in the People's Republic of China ("PRC"). The Company's main operation is manufacturing and sales of steel products such as steel rebar, hot-rolled carbon and silicon sheets and spiral-weld pipes.

Recent developments

The Company has formed a new joint venture, Tianwu General Steel Material Trading Co., Ltd. ("Tianwu JV") with Tianjin Materials and Equipment Group Corporation. The contributed capital of Tianwu JV is approximately $2.9 million (or RMB20 million), of which General Steel holds a 60% controlling interest.

Effective January 1, 2010, one of the Company's subsidiaries, General Steel (China) Co. Ltd. changed its business model from a direct operations model to a lease operations model which will provide a steady revenue stream in the form of fixed monthly lease revenue. See note 16 for details of the lease transaction.

Note 2 — Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company reflect the activities of the following directly and indirectly owned subsidiaries:

Subsidiary		Percentage of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
General Steel (China) Co., Ltd. ("General Steel (China)")	PRC	100.0%
Baotou Steel – General Steel Special Steel Pipe Joint Venture Co., Ltd.	PRC	80.0%
Yangpu Shengtong Investment Co., Ltd.	PRC	99.1%
Qiu Steel Investment Co., Ltd. ("Qiu Steel")	PRC	98.7%
Shaanxi Longmen Iron and Steel Co. Ltd. ("Longmen Joint Venture")	PRC	60.0%
Maoming Hengda Steel Company, Ltd. ("Maoming Hengda")	PRC	99.0%
Tianwu General Steel Material Trading Co., Ltd	PRC	60.0%

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of all directly and indirectly owned subsidiaries listed above. All material intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include the fair value of financial instruments, the useful lives of and impairment for property, plant and equipment, and potential losses on uncollectible receivables. Actual results could differ from these estimates.

Note 2 — Summary of significant accounting policies – (continued)

Concentration of risks

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Cash includes demand deposits in accounts maintained with banks within the PRC, Hong Kong and the United States. Total cash (including restricted cash balances) in these banks on December 31, 2010 and 2009 amounted to $263.1 million and $274.2 million, respectively. As of December 31, 2010, $1.1 million cash in the bank was covered by insurance. The Company has not experienced any losses in other bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company's five major customers are all distributors and collectively represented approximately 28%, 29% and 34% of the Company's total sales for the years ended December 31, 2010, 2009 and 2008 respectively. These five major customers accounted for 0%, 1% and 0% of total accounts receivable as of December 31, 2010, 2009 and 2008, respectively.

For years ended December 31, 2010, 2009 and 2008, the Company purchased approximately 48%, 42% and 30% of its raw materials from five major suppliers, respectively. These five vendors accounted for 28%, 10% and 7% of total accounts payable as of December 31, 2010, 2009 and 2008, respectively, none of the five major suppliers individually accounted for more than 10% of total accounts payable.

Revenue recognition

Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, the Company has no other significant obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Company's products sold in the PRC are subject to a Chinese value-added tax at a rate of 13% or 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Foreign currency translation and other comprehensive income

The reporting currency of the Company is the US dollar. The Company's subsidiaries in China use the local currency, Renminbi (RMB), as their functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People's Bank of China at the end of the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $12.7 million and $8.3 million as of December 31, 2010 and 2009, respectively. The balance sheet amounts, with the exception of equity at December 31, 2010 and 2009 were translated at 6.59 RMB and 6.82 RMB to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of operations accounts for the years ended December 31, 2010, 2009 and 2008 were 6.76 RMB, 6.82 RMB and 7.07 RMB, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Note 2 — Summary of significant accounting policies – (continued)

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Financial instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. For short term loans and notes payable, the Company concluded the carrying values are a reasonable estimate of fair value because of the short period of time between the origination and repayment and their stated interest rate approximates current rates available.

The Company analyzes all financial instruments with features of both liabilities and equity, pursuant to which the Company's warrants were required to be recorded as a liability at fair value and marked to market each reporting period.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

In December 2007, the Company issued convertible notes totaling $40 million ("Notes") and 1,154,958 warrants. In December 2009, the Company issued 2,777,778 warrants in connection with a registered direct offering. The aforementioned warrants and the conversion option embedded in the Notes meet the definition of a derivative instrument in the accounting standards. Therefore these instruments are accounted for as derivative liabilities and recorded at fair value on each reporting period. The change in the value of the derivative liabilities is charged against or credited to income. The fair value was determined using the Cox Rubenstein Binomial Model, defined in the accounting standard as level 2 inputs, and recorded the change in earnings. As a result, the derivative liabilities are carried on the consolidated balance sheet at their fair value.

	Carrying Value as of December 31, 2010	Fair Value Measurements at December 31, 2010 Using Fair Value Hierarchy		
(in thousands)		**Level 1**	**Level 2**	**Level 3**
Derivative liabilities	$5,573		$5,573	

Except for the derivative liabilities, the Company did not identify any other assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the accounting standard.

Note 2 — Summary of significant accounting policies – (continued)

Level 3 Valuation Reconciliation:

	Convertible Notes
	(in thousands)
Balance, December 31, 2009	$ 1,050
Current period effective interest charges on notes	389
Current period payments made for principal and stated interest	(217)
Current period note converted carrying value	(1,222)
Balance, December 31, 2010	$ —

Cash

Cash includes cash on hand and demand deposits in banks with original maturities of less than three months.

Restricted cash

The Company has notes payable outstanding with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The notes payable are generally short term in nature due to its maturity period of six months or less, thus restricted cash is classified as a current asset.

Accounts receivable and allowance for doubtful accounts

Accounts receivable include trade accounts due from customers and other receivables from cash advances to employees, related parties or third parties. An allowance for doubtful accounts is established and recorded based on managements' assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivable on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers' banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer's bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee. The Company had $49.1 million and $29.2 million outstanding as of December 31, 2010 and 2009, respectively.

Restricted notes receivable represents notes receivable pledged as collateral for short-term loans and short-term notes payable issued by banks. As of December 31, 2010 and 2009, restricted notes receivable amounted to $240.3 million and $0, respectively.

Advances on inventory purchase

Advances on inventory purchases are monies deposited or advanced to outside vendors or related parties on future inventory purchases. Due to the high shortage of steel in China, most of the Company's vendors require a certain amount of money to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis.

This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which required the deposit to be returned to the Company when the contract ends. The inventory is normally delivered within one month after the monies have been advanced. The total outstanding amount, including advances to related parties, was $30.8 million and $31.4 million as of December 31, 2010 and 2009, respectively.

Note 2 — Summary of significant accounting policies – (continued)

Inventories

Inventories are comprised of raw materials, work in progress and finished goods and are stated at the lower of cost or market using the weighted average cost method. Management reviews inventories for obsolescence and cost in excess of net realizable value at least annually and records a reserve against the inventory and additional cost of goods sold when the carrying value exceeds net realizable value. The Company had written-off $1.1 million inventory cost as of December 31, 2010.

Shipping and handling

Shipping and handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for finished goods for the years ended December 31, 2010, 2009 and 2008 amounted to $9.5 million, $6.8 million and $4.9 million, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 3%-5% residual value.

The estimated useful lives are as follows:

Buildings and Improvements	10 – 40 Years
Machinery	10 – 30 Years
Other equipment	5 Years
Transportation Equipment	5 Years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company's plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and are placed into service, maintenance, repairs and minor renewals are charged directly to expense as incurred. Major additions and betterment to buildings and equipment are capitalized. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred.

Long lived assets, including buildings and improvements, equipment and intangible assets are reviewed if events and changes in circumstances indicate that its carrying amount may not be recoverable, to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2010, the Company impaired long lived assets in the amount of $1.7 million.

Intangible assets

All land in the PRC is owned by the government. However, the government grants "land use rights." General Steel (China) acquired land use rights in 2001 for a total of $3.6 million. These land use rights are for 50 years and expire in 2050 and 2053. Management elected to amortize the land use rights over the ten-year business term because its initial business license had a ten-year term. Although General Steel (China) became a Sino-Foreign Joint Venture in 2004, and obtained a new business license for twenty years, the Company decided to continue amortizing the land use rights over the original ten-year business term.

Long Steel Group contributed land use rights for a total amount of $22.5 million to the Longmen Joint Venture. The contributed land use rights are for 50 years and expire in 2048 to 2052.

See report of independent registered public accounting firm.

Note 2 — Summary of significant accounting policies – (continued)

Maoming Hengda has land use rights amounting to $2.3 million for 50 years that expire in 2054.

Entity	Original Cost	Expires on
	(in thousands)	
General Steel (China)	$ 3,599	2050 & 2053
Longmen Joint Venture	$22,546	2048 & 2052
Maoming Hengda	$ 2,317	2054

Intangible assets of the Company are reviewed at least annually, more often when circumstances require, determining whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2010, the Company expects these assets to be fully recoverable.

Investments in unconsolidated subsidiaries

Subsidiaries in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company accounts for investments with ownership less than 20% using the cost method.

Longmen Joint Venture and its subsidiary — Hancheng Tongxing Metallurgy Co., Ltd. ("Tongxing Metallurgy") invested in several companies from 2004 to 2009.

Unconsolidated subsidiary	Year acquired	Amount invested	% owned
		(In thousands)	
Shaanxi Daxigou Mining Co., Ltd	2004	$ 4,779	22.0
Shaanxi Xinglong Thermoelectric Co., Ltd	2004 – 2007	8,534	20.7
Huashan Metallurgical Equipment Co., Ltd.	2003	2,907	25.0
Shaanxi Longgang Group Xian Steel Co., Ltd	2005	—	10.0
Xian Delong Powder Engineering Materials Co., Ltd.	2006	1,236	27.0
Total		$17,456	

Total investment income in unconsolidated subsidiaries amounted to $7.9 million and $4.7 million for the years ended December 31, 2010 and 2009, respectively.

On May 2010, Tongxing Metallurgy disposed its long-term investment in Shaanxi Longmen Coal Chemical Industry Co., Ltd to an unrelated party for consideration of $8.1 million (RMB 55 million). Tongxing Metallurgy realized a $1.5 million gain on disposal for the year ended December 31, 2010.

Short-term notes payable

Short-term notes payable are lines of credit extended by banks. The banks in-turn issue the Company a bankers acceptance note, which can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable at a determinable period, generally three to six months. This short-term note payable bears no interest and is guaranteed by the bank for its complete face value and usually matures within three to six-month period. The banks usually require the Company to deposit a certain amount of cash at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

See report of independent registered public accounting firm.

Note 2 — Summary of significant accounting policies – (continued)

Customer deposits

Customer deposits represent amounts advanced by customers on product orders. The product normally is shipped within one month after receipt of the advance payment, and the related sale is recognized in accordance with the Company's revenue recognition policy. As of December 31, 2010 and 2009, customer deposits amounted to $248.3 million and $212.6 million, including deposits paid to relate parties amounted to $60.8 million and $3.8 million, respectively.

Earnings per share

The Company has adopted the accounting principles generally accepted in the United States regarding earnings per share ("EPS"), which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Income taxes

The Company accounts for income taxes in accordance with the accounting principles generally accepted in the United States for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The accounting principles generally accepted in the United States for accounting for uncertainty in income taxes clarify the accounting and disclosure for uncertain tax positions. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Note 2 — Summary of significant accounting policies – (continued)

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Share-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Noncontrolling interests

Effective January 1, 2009, the Company adopted accounting principles generally accepted in the United States regarding noncontrolling interest in the consolidated financial statements. Certain provisions of this statement are required to be adopted retrospectively for all periods presented. Such provisions include a requirement that the carrying value of noncontrolling interests (previously referred to as minority interests) be removed from the mezzanine section of the balance sheet and reclassified as equity.

Further, as a result of adopting this accounting standard, net income attributable to noncontrolling interests is now excluded from the determination of consolidated net income. In addition, the foreign currency translation adjustment is allocated between controlling and noncontrolling interests.

Recently issued accounting pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 — Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU. However, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

Note 2 — Summary of significant accounting policies – (continued)

In April 2010, the FASB issued ASU 2010-13, "Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This update amends codification topic 310 on receivables to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. This guidance is being phased in, with the new disclosure requirements for period end balances effective as of December 31, 2010, and the new disclosure requirements for activity during the reporting period are effective March 31, 2011. The troubled debt restructuring disclosures in this ASU have been delayed by ASU 2011-01 "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," which was issued in January 2011.

In December 2010, the FASB issued ASU 2010-28 which amend "Intangibles- Goodwill and Other" (Topic 350). The ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting entities, they are required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. An entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance in Topic 350, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances changes that would more likely than not reduce the faire value of a reporting unit below its carrying amount. ASU 2010-28 is effective for fiscal years, and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 which address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations (Topic 805). This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of this ASU and expected the adoption of this ASU will have an impact on its future business combinations.

Note 2 — Summary of significant accounting policies – (continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These classifications have no effect on net income.

Note 3 — Accounts receivable, net

Accounts receivable, including related party receivables, net of allowance for doubtful accounts consists of the following:

	December 31, 2010	December 31, 2009
	(in thousands)	(in thousands)
Accounts receivable	$17,887	$9,015
Less: allowance for doubtful accounts	(296)	(490)
Net accounts receivable	$17,591	$8,525

Movement of allowance for doubtful accounts is as follows:

	December 31, 2010	December 31, 2009
	(in thousands)	(in thousands)
Beginning balance	$ 490	$ 401
Charge to expense	174	246
Less Write-off	(386)	(157)
Exchange rate effect	18	—
Ending balance	$ 296	$ 490

Note 4 — Inventories

Inventories consist of the following:

	December 31, 2010	December 31, 2009
	(in thousands)	(in thousands)
Supplies	$ 13,733	$ 12,235
Raw materials	381,178	134,874
Finished goods	80,968	60,978
Total inventories	$475,879	$208,087

Raw materials consist primarily of iron ore and coke at Longmen Joint Venture. The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs such as utilities and indirect labor related to production such as assembling, shipping and handling costs are also included in the cost of inventory.

Note 5 — Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2010 (in thousands)	December 31, 2009 (in thousands)
Buildings and improvements	$116,294	$117,625
Machinery	502,958	467,595
Transportation and other equipment	13,253	12,824
Construction in progress	65,749	31,715
Subtotal	698,254	629,759
Less accumulated depreciation	(95,642)	(74,648)
Total	$602,612	$555,111

Construction in progress consisted of the following as of December 31, 2010:

Construction in progress description	Value In thousands	Estimated completion date	Estimated additional cost In thousands
Employee cafeteria	$ 4,527	July 2011	1,070
3# lime stone grinding machine	2,572	In trial production	—
Rebar production line	51,969	June 2011	3,078
Transformation of slag processing	1,392	September, 2011	7,892
Grand handling for new material yard	1,088	May 2011	85
Other	4,201	By the end of 2011	3,669
Total	65,749		15,794

Long lived assets, including construction in progress are reviewed if events and changes in circumstances indicate that its carrying amount may not be recoverable, to determine whether their carrying value has become impaired. The Company determined that the construction in progress in Maoming Hengda was impaired as of June 30, 2010. For the year ended December 31, 2010, $1.7 million construction-in-progress has been written off and included in operating expense.

Depreciation, including amounts in cost of goods sold, for the years ended December 31, 2010, 2009 and 2008 amounted to $40.1 million, $32.1 and $21.5 million, respectively.

The Company has fixed assets to be disposed amounting to $0 million and $3.0 million as of December 31, 2010 and 2009, respectively.

Note 6 — Intangible assets, net

Intangible assets consist of the following:

	December 31, 2010	December 31, 2009
	(in thousands)	(in thousands)
Land use rights	$28,462	$27,519
Software	660	424
Subtotal	29,122	27,943
Accumulated amortization – land use right	(5,316)	(4,143)
Accumulated amortization – software	(134)	(67)
Subtotal	(5,450)	(4,210)
Intangible assets, net.	$23,672	$23,733

The gross amount of the intangible assets amounted to $29.1 million and $27.9 million as of December 31, 2010 and 2009, respectively. The remaining weighted average amortization period is 32.0 years.

Total amortization expense for the years ended December 31, 2010, 2009 and 2008 amounted to $1.1 million, $1.0 million and $0.9 million, respectively.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Years ended	Estimated Amortization Expense	Gross carrying Amount
	(in thousands)	(in thousands)
December 31, 2011	$ 1,070	$22,602
December 31, 2012	976	21,626
December 31, 2013	950	20,677
December 31, 2014	946	19,730
December 31, 2015	946	18,784
Thereafter	18,784	—
Total	$23,672	

Note 7 — Debt

Short-term notes payable

Short-term notes payable are lines of credit extended by the banks. The banks in turn issue the Company a bank acceptance note, which can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable at a determinable period, generally three to six months. This short-term note payable is guaranteed by the bank for its complete face value. The banks usually do not charge interest on these notes but require the Company to deposit a certain amount of cash at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash. Restricted cash as a guarantee for the notes payable amounted to $167.7 million and $192.0 million as of December 31, 2010 and 2009, respectively. Restricted notes receivable as a guarantee for the notes payable amounted to $159.3 million as of December 31, 2010.

Note 7 — Debt – (continued)

The Company had the following short-term notes payable:

	December 31, 2010 (in thousands)	December 31, 2009 (in thousands)
General Steel (China): Notes payable from banks in China, due various dates from January to May 2011. Restricted cash required of $11.7 million and $4.0 million as of December 31, 2010 and 2009, respectively; guaranteed by third parties	$ 21,541	$ 7,628
Longmen Joint Venture: Notes payable from banks in China, due various dates from January to June 2011. $150.7 million restricted cash and $159.3 million notes receivable are secured for notes payable as of December 31, 2010, and comparatively $162.3 million restricted cash secured as of December 31, 2009, respectively; some notes are further guaranteed by third parties while others are secured by equipments and land use rights	447,992	216,173
Bao Tou: Notes payable from banks in China, due date in April 2011, restricted cash of $5.3 million and $5.1 million as of December 31, 2010 and 2009, respectively; pledged by buildings	10,619	10,269
Maoming Hengda: Notes payable from banks in China, restricted cash of $0 and $20.6 million as of December 31, 2010 and 2009, respectively.	—	20,538
Total short-term notes payable	$480,152	$254,608

Short-term loans

Short-term loans represent amounts due to various banks, other companies and individuals, and related parties, normally due within one year. The principles of loans are due at maturity. However, the loans can be renewed.

Short term loans due to banks, related parties and other parties consisted of the following:

	December 31, 2010 (in thousands)	December 31, 2009 (in thousands)
General Steel (China): Loan from banks in China, due various dates from March 2011 to October 2011. Weighted average interest rate 6.0% per annum; some are guaranteed by third parties while others are secured by equipment and inventory	$ 24,220	$ 25,476
Longmen Joint Venture: Loan from banks in China, due various dates from February to November 2011. Weighted average interest rate 6.0% per annum; some are guaranteed by third parties, restricted cash or notes receivables while others are secured by equipment, buildings, land use right and inventory	260,978	123,492
Total short-term loans – bank	$285,198	$148,968

Note 7 — Debt – (continued)

	December 31, 2010 (in thousands)	December 31, 2009 (in thousands)
Longmen Joint Venture: Loans from various unrelated companies and individuals, due various dates from January to June 2011, and weighted average interest rates 6.0% per annum.	$75,380	$ 91,106
Maoming Hengda: Loans from one unrelated parties and one related party, due on demand, none interest bearing.	14,385	19,252
Total short-term loans – others	$89,765	$110,358

	December 31, 2010 (in thousands)	December 31, 2009 (in thousands)
Longmen Joint Venture: Loans from Shaanxi Iron and Steel Group ("Shaanxi Steel Group"), due on July 2011, and interest rates 5.6% per annum.	$114,468	$ —
Longmen Joint Venture: Loans from one subsidiary of Long Steel Group, due in May 2010, and interest rates 8.4% per annum.	—	4,401
Qiu Steel: Related party loans from Tianjin Heng Ying and Tianjin Da Zhan, due in 2010. Annual interest rate of 5.0%.	—	7,350
Total short-term loans – related parties	$114,468	$11,751

The Company had various loans from unrelated companies. The balances amounted to $89.8 million and $110.4 million as of December 31, 2010 and 2009, respectively. Of the $89.8 million, $14.4 million loans carry no interest and the remaining $75.4 million are subject to interest rates ranging from 5.6% to 6.0%. All short term loans from unrelated companies are due on demand and unsecured.

Total interest expenses, excluding capitalized interest, amounted to $18.8 million, $24.7 million and $12.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Capitalized interest amounted to $2.1 million, $13.1 million and $10.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 8 — Deposit due to sales representatives

Longmen Joint Venture entered into agreements with various entities to act as the Company's exclusive sales agent in a specified geographic area. These exclusive sales agents must meet certain criteria and are required to deposit a certain amount of money with the Company. In return the sales agents receive exclusive sales rights in a specified area and discounted prices on products they order. These deposits bear no interest and are required to be returned to the sales agent once the agreement has been terminated. The Company had $52.1 million and $49.5 million in deposits due to sales representatives as of December 31, 2010 and 2009, respectively.

Note 9 — Convertible notes and derivative liabilities

On December 13, 2007, the Company entered into a Securities Purchase Agreement (the "Agreement") with certain institutional investors (the "Buyers") issuing $40.0 million in promissory notes ("Notes") and 1,154,958 warrants. The warrants can be converted to common stock through May 13, 2013 at an initial exercise price of $13.51 per share, subject to customary anti-dilution adjustments. On December 24, 2009, the warrant exercise price was reset to $5.00 per share.

Note 9 — Convertible notes and derivative liabilities – (continued)

The Notes bear initial interest at 3% per annum, which will be increased each year as specified in the Agreement, payable semi-annually in cash or shares of the Company's common stock. The Notes have a five year term through December 12, 2012. They are convertible into shares of the Company's common stock, subject to customary anti-dilution adjustments. The initial conversion price was $12.47 which was reset to $4.25 on May 7, 2009. The Company may redeem the Notes at 100% of the principal amount, plus any accrued and unpaid interest, beginning December 13, 2008, provided the market price of the common stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Pursuant to the generally accepted accounting standards of the United States for convertible debt and debt issued with stock purchase warrants, the Company discounted the Notes equal to the fair value of the warrants. The Notes were further discounted for the fair value of the conversion option. The combined discount is being amortized to interest expense over the life of the Notes using the effective interest method.

The fair value of conversion option and the warrants were initially calculated using the Cox Rubenstein Binomial model based on the following variables:

- Expected volatility adjusted to 125%
- Expected dividend yield of 0%
- Risk-free interest rate of 1.27%
- Expected lives of five years
- Market price at issuance date of $10.43
- Strike price of $12.47 and $13.51, for the conversion option and the warrants

Pursuant to accounting principles generally accepted in the United States, the Company determined that both the warrants and the conversion option embedded in the Notes meet the definition of a derivative instrument and must be carried as a liability and recorded at fair value in each reporting period. On December 13, 2007, the Company recorded $34.7 million as derivative liability, including $9.3 million for the fair value of the warrants and $25.4 million for fair value of the conversion option. The initial carrying value of the Notes was $5.3 million. The financing cost of $5.2 million was recorded as note issuance cost and is being amortized to interest expense over the term of the Notes using the effective interest method.

Reset of conversion price

The derivative liability related to the embedded conversion option was adjusted as of May 7, 2009, based on the revised conversion price. As a result of the reduced conversion price, the derivative liability increased as of May 7, 2009 by $27.1 million, which amount is included in the change in the value of the derivative liability in the consolidated statement of operations and other comprehensive income (loss).

Note conversion

On August 5, 2010, the $3.3 million Notes were converted to 1,208,791 shares of common stocks. Pursuant to accounting principles generally accepted in the United States, the Company valued the conversion option on the note conversion date. A total of $3.5 million of the carrying value and derivative liability had been reclassified into equity. In connection with such conversion, the Company incurred the make-whole interest expense of $0.7 million and accrued interest of $0.2 million for the year ended December 31, 2010. All accrued interest and make-whole interest were settled with 350,884 shares of common stocks.

Note 9 — Convertible notes and derivative liabilities – (continued)

$30.0 million of the Notes was converted to 7,045,274 shares of common stock at a conversion price of $4.2511 in 2009. A total of $32.1 million of the carrying value and derivative liability had been reclassified into equity. According to the convertible note agreement, the Company incurred the make-whole interest expense of $8.8 million for the year ended December 31, 2009.

The carrying value of the Notes was $0 million and $1.1 million as of December 31, 2010 and 2009, respectively. The effective interest charges on the Notes totaled $0.4 million, $2.3 million and $3.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note issuance cost was amortized to interest expense for the years ended December 31, 2010, 2009 and 2008 amounted to $0.02 million, $0.06 million and $0.05 million, respectively. A total of $0.4 million deferred fees remaining unamortized at the date of conversion are transferred (charged) to equity (debited to additional paid-in capital).

Reset of warrants exercise price

On December 24, 2009, the holders of the existing warrants to purchase 1,154,958 shares of the Company's common stock entered into warrant reset agreements whereby the exercise price was reset from $13.51 to $5.00 per share and the number of shares of common stock issuable upon exercise of warrants was increased by 2.3775 times from 1,154,958 to 3,900,871. The Company booked $10.1 million derivative loss in 2009 for this reset accordingly.

As of December 31 2009, the balance of derivative liabilities, including 2009 issued warrants (see Note 17), was $23.3 million, which consisted of $20.8 million for the warrants and $2.5 million for the conversion option. As of December 31, 2010, the balance of derivative liabilities was $5.6 million.

Note 10 — Supplemental disclosure of cash flow information

Interest paid amounted to $20.9 million, $14.5 million and $12.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company paid income tax amounted to $1.8 million, $3.0 million and $6.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Effective interest charge on the Notes of $0.4 million was capitalized into construction in progress for the year ended December 31, 2010.

Note 11 — Compensation for services provided

From 2009 to 2010, Longmen Joint Venture worked with Shaanxi Steel Group to build two new blast furnaces systems. During the period of construction, Longmen Joint Venture provided labor and technology assistance while dismantled certain small production systems to accommodate the new production systems. Longmen Joint Venture paid certain cost and fees on behalf of Shaanxi Steel Group and incurred loss resulting from lower production efficiency caused by the interruption of construction and trial production. On December 22, 2010, Shaanxi Steel Group agreed to reimburse $25.0 million (RMB169.0 million) for the fees and cost and $27.1 (RMB183.1 million) for the loss of lower productive efficiency incurred by Longmen Joint Venture through September 30, 2010.

Note 11 — Compensation for services provided – (continued)

The detail cost and fee incurred on behalf of Shaanxi Steel Group were following:

Loss on disposal of equipment systems	$11,466
Trial production cost through September 30, 2010	2,423
Salary and benefit of employees	3,471
Materials consumed and shipping expense	4,150
Relocation fee paid on behalf of Shaanxi Steel Group	1,746
Land rental fee	836
Others	40
Total cost and fee incurred	$24,132
Total compensation for fees incurred	$25,008
Net compensation for services	$ 876
Compensation for loss of lower productive efficiency	$27,092

The Company offset the $25.0 million reimbursement with related costs and expenses incurred and recorded net compensation for services of $876,000. The $27.1 million (RMB183.1 million) compensation for lowering of production efficiency was recorded as a reduction to cost of goods sold for the year ended December 31, 2010.

Longmen Joint Venture also recorded $6.3 million receivable for the trial production cost incurred by the two new blast furnaces in the fourth quarter of 2010. Management believes that the receivable will be reimbursed by Shaanxi Steel Group within next six months. The two blast furnace systems are currently in trial production stage and Longmen Joint Venture is in the process of negotiating with Shaanxi Steel Group to enter an agreement to operate the equipments.

Note 12 — Other income (expense)

Debt extinguishment

For the year ended December 31, 2009, the Company recorded gain from debt extinguishment totaling $7.3 million. In 2009, Maoming Hengda, a subsidiary, entered into a Debt Waiver Agreement with Guangzhou Hengda, pursuant to which Guangzhou Hengda agreed to waive $7.3 million (RMB 50.0 million) of debt that Maoming Hengda owes to Guangzhou Hengda. The Company determined that the subsequent debt settlement does not constitute a contingency at the date of purchase as defined in the accounting standard — business Combinations and thus should not result in a reallocation of the purchase price. The waiver is irrevocable.

Government grant

Due to an increasing emphasis the government puts on energy savings and pollution emission controls, the Shaanxi Province Development and Reform Commission provided incentives for local companies to eliminate outdated iron and steel production machineries and equipment. Longmen Joint Venture, received $4.3 million (RMB 29.2 million) in government grants as compensation for the loss of dismantling two blast furnaces in 2009. The Company wrote off the residual book value of the furnaces dismantled totaling $0.9 million (RMB 5.8 million), and recorded gain on compensation of $3.4 million for the year ended December 31, 2009.

Realized income from future contracts

On May 2010, the Company entered a future brokerage contract with one unrelated party and engaged speculative investment to hedge price fluctuations of steel rebar. For the year ended December 31, 2010, the Company realized $1.4 million gain on investment of future contracts. There was no cash deposit held in the brokerage account and no trading financial assets held as of December 31, 2010.

Note 13 — Taxes

Income tax

Significant components of the provision for income taxes on earnings and deferred taxes on net operating losses from operation for the years ended December 31, 2010, 2009 and 2008 are as follows:

(In thousands)	December 31, 2010	December 31, 2009	December 31, 2008
Current	$ 1,267	$2,155	$ 1,424
Deferred	(3,377)	3,998	(6,835)
Total provision (benefit) for income taxes	$(2,110)	$6,153	$(5,411)

According to Chinese tax regulations, the net operating loss can be carried forward to offset with operating income for the next five years. Management believes the deferred tax asset is fully realizable.

The principal component of the deferred income tax assets is as follows:

	December 31, 2010	December 31, 2009
	(in thousands)	(in thousands)
Beginning balance	$ 3,341	$ 7,487
Net operating loss carry forward (tax assets realized) for subsidiaries	2,343	(864)
Effective tax rate	25%	25%
Deferred tax asset	$ 586	$ (216)
Long Gang Headquarter, net operating loss carry-forward (tax asset realized)	20,539	(26,193)
Effective tax rate	15%	15%
Deferred tax asset	$ 3,081	$ (3,929)
Exchange difference	(82)	(1)
Totals	$ 6,925	$ 3,341

The estimated tax savings due to the reduced tax rate for the years ended December 31, 2010, 2009 and 2008 are $(1.6) million, $3.1 million and $(3.3) million, respectively. The net effect on income per share if the income tax had been applied would increase loss per share by $0.03 and $0.09 for the year ended December 31, 2010 and 2008, and decrease loss per share by $0.07 for the years ended December 31, 2009.

Under the Income Tax Laws of the PRC, the Company's subsidiary, General Steel (China), is generally subject to an income tax at an effective rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region where it allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. General Steel (China) became a Chinese Sino-foreign joint venture at the time of the merger on October 14, 2004 and it became eligible for the tax benefit. General Steel (China) is located in Tianjin Costal Economic Development Zone and under the Income Tax Laws of Tianjin City of the PRC; it is eligible for an income tax rate of 25% and 12% for the periods ended December 31, 2010 and 2009, respectively.

The Company's subsidiary, Longmen Joint Venture, is located in the mid-west region of China. It qualifies for the "Go-West" tax rebate of 15% tax rate promulgated by the government; therefore, income tax is at 15% deducted rate till December 31, 2010.

Baotou Steel Pipe Joint Venture is located in Inner Mongolia province, Maoming Hengda is located in Guangdong province and Tianwu Joint Venture is located in Tianjin Port Free Trade Zone. The three subsidiaries are subject to an effective income tax rate at 25%.

See report of independent registered public accounting firm.

Note 13 — Taxes – (continued)

The following table reconciles the U.S. statutory rates to the Company's effective tax rate for the years ended December 31, 2010, 2009 and 2008 are as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in the US	(34.0)%	(34.0)%	(34.0)%
China income taxes	25.0%	25.0%	25.0%
Tax effect of income not taxable for tax purposes[1]	6.3%	(1.8)%	(4.3%)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(16.7)%	(4.9)%	(12.0)%
Total provision for income taxes	14.6%	18.3%	8.7%

(1) This represents derivative expenses (income) and stock compensation expenses incurred by the Company that are not deductible/taxable in the PRC for the years ended December 31, 2010, 2009 and 2008.

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $6.4 million as of December 31, 2010, and is included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

General Steel Holdings, Inc. was incorporated in the United States and has incurred net operating losses for income tax purposes for the years ended December 31, 2010, 2009 and 2008. The net operating loss carry forwards for United States income taxes amounted to $1.8 million, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized, through 2030. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. The valuation allowance as of December 31, 2010 was $0.6 million. The net change in the valuation allowance for the year ended December 31, 2010 was $0.1 million. Management will review this valuation allowance periodically and make adjustments as warranted.

Value added tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with PRC laws. The value added tax standard rates are 13% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company's finished products can be used to offset the VAT due on sales of the finished product. As of December 31, 2010 and 2009, the Company had $37.3 million and $19.5 million value added tax credit which were available to offset the future VAT payable, respectively.

VAT on sales and VAT on purchases amounted to $515.1 million and $482.44 million, respectively, for the year ended December 31, 2010, $435.1 million and $409.8 million, respectively, for the year ended December 31, 2009, $341.5 million and $308.5 million, respectively, for the year ended December 31, 2008. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government. VAT taxes are not impacted by the income tax holiday.

Note 13 — Taxes – (continued)

Taxes payable consisted of the following:

	December 31, 2010	December 31, 2009
	(in thousands)	(in thousands)
VAT taxes payable	$ —	$3,861
Income taxes payable	840	1,633
Misc taxes	1,476	1,427
Totals	$2,316	$6,921

Note 14 — Earnings per share

The calculation of earnings per share is as follows:

	2010	2009	2008
	(in thousands except per share data)		
Loss attributable to holders of common shares	$ (7,675)	$ (25,244)	$ (11,323)
Basic and diluted weighted average number of common shares outstanding	53,113,177	41,860,238	35,381,210
Loss per share			
Basic & diluted	$ (0.14)	$ (0.60)	$ (0.32)

There is no dilutive effect for its earnings per share as the Company incurred net loss for the years ended December 31, 2010, and 2009.

Note 15 — Related party transactions and balances

Related party transactions

On March 31, 2010, General Steel (China), a subsidiary in which the Company holds a controlling interest, entered into a lease agreement with Tianjin Daqiuzhuang Steel Plates Co., Ltd. (the "Lessee"), whereby General Steel (China) will lease its facility located at No. 1, Tonga Street, Daqizhuang Town, Junghai County, Tianjin City to the Lessee (the "Lease Agreement"). The Lease Agreement provides approximately 776,078 square feet of workshops, lands, equipments and other facilities to the Lessee and allows the Company to reduce overhead costs while providing a recurring monthly revenue stream resulting from payments due thereunder. The term of the Lease Agreement is from January 1, 2010 to December 31, 2011 and the monthly base rental rate due to General Steel (China) is approximately $0.2 million (RMB1.68 million). The lessee partially owned by a related party Beijing Wendlar Co., Ltd, and is managed by the former general manager of General Steel (China). For the year ended December 31, 2010, General Steel (China) realized rental income in the amount of $3.0 million from the Lessee.

The future rental payments to be received associated with the Lease Agreement are as follow:

Year ended December 31,	Amount
	(in thousands)
2011	$2,982
Thereafter	—
Total	$2,982

See report of independent registered public accounting firm.

Note 15 — Related party transactions and balances – (continued)

The following chart summarized sales to the related party transactions for the years ended December 31, 2010 and 2009.

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Shaanxi Longmen (Group) Co, Ltd and its subsidiaries ("Long Steel Group")	Noncontrolling shareholder of Longmen Joint Venture	$353,213	$342,796
Tianjin Hengying Trading Co., Ltd	Common control under CEO	46,389	26,398
Tianjin Dazhan Industry Co, Ltd	Common control under CEO	43,778	18,279
Hancheng Haiyan Coking	Investee of Long Steel Group	38,786	49,816
Shaanxi Steel Group	Majority shareholder of Long Steel Group	1,152	112
Beijing Daishang Trade Co., Ltd.	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	5,503	6,923
Tianjin Daqiuzhuang Steel Plates Co., Ltd.	Common control under CEO	8,385	0
Maoming Shengze Trade Co., Ltd.		—	19,002
Others		183	2412
Total		$497,389	$465,738

The following charts summarize purchases from the related party transactions for the years ended December 31, 2010 and 2009.

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	553,752	382,948
Hengying and Dazhan	Common control under CEO	—	45,296
Jingma Jiaohua	Investee of Longmen Joint Venture's subsidiary (unconsolidated)	8,489	17,099
Hancheng Haiyan Coking	Investee of Long Steel Group	234,479	148,091
Beijing Daishang Trade Co., Ltd.	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	1,984	32,346
Others		1,019	1,259
Total		$799,723	$627,039

Note 15 — Related party transactions and balances – (continued)

Related party balances

a. Other receivables – related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	$ 993	$19,226
Shaanxi Steel Group	Majority shareholder of Long Steel Group	8,899	—
Mao Ming Sheng Zhe	Common control under CEO	6,141	3,021
Tianjin Daqiuzhuang Steel Plates Co., Ltd.	Common control under CEO	1,078	—
Tianjin Dazhan Industry Co, Ltd	Common control under CEO	—	10,268
Others		317	155
Total		$17,428	$32,670

b. Advances on inventory purchases — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin General Qiugang Pipe	Common control under CEO	$6,187	$ —
Others		—	2,995
Total		$6,187	$2,995

c. Accounts payable — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin Hengying Trading Co., Ltd	Common control under CEO	$17,264	$17,256
Tianjin Dazhan Industry Co., Ltd	Common control under CEO	2,309	6,047
Tianjin General Qiugang Pipe	Common control under CEO	—	4,800
Hancheng Haiyan Coking	Investee of Long Steel Group	25,708	—
Henan Xinmi Kanghua	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	880	960
Jingma Jiaohua	Investee of Longmen Joint Venture's subsidiary (unconsolidated)	1,579	1,360
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	28,329	15,310
Beijing Daishang Trading Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	1,101	1,315
Others		115	1,103
Total		$77,285	$48,151

Note 15 — Related party transactions and balances – (continued)

d. Short-term loans — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Shaanxi Steel & Iron Company	Majority shareholder of Long Steel Group	114,468	
Tianjin Dazhan Industry Co., Ltd.	Common control under CEO	—	3,946
Tianjin Hengying Trading Co., Ltd	Common control under CEO	—	3,404
Shaanxi Shenganda Trading Co., Ltd	Common control under Long Steel Group	—	4,401
Total		$114,468	$11,751

e. Other payables — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin Hengying Trading Co, Ltd	Common control under CEO	$10,168	$2,415
Beijing Wendlar Co., Ltd	Common control under CEO	—	704
Yangpu Capital Automobile	Common control under CEO	1,350	587
Tianjin General Qiugang Pipe	Common control under CEO	4,547	—
Wenchun Han	Director of General Steel (China)	2,124	2,054
Others		25	—
Total		$18,214	$5,760

f. Customer deposit — related parties:

Name of related parties	Relationship	December 31, 2010	December 31, 2009
		(in thousands)	(in thousands)
Tianjin Dazhan Industry Co., Ltd.	Common control under CEO	$ —	$1,544
Hancheng Haiyan Coking	Investee of Long Steel Group	5,568	1,316
Long Steel Group	Noncontrolling shareholder of Longmen Joint Venture	53,512	—
Beijing Shenhua Xinyuan	Common control under CEO	1,299	—
Beijing Daishang Trading Co., Ltd	Noncontrolling shareholder of Longmen Joint Venture's subsidiary	—	728
Others		381	203
Total		$60,760	$3,791

The Company also guaranteed bank loans of related parties amounting to $3.0 million as of December 31, 2010.

Note 16 — Equity

2009 Equity Transactions

The Company granted senior management and directors 596,650 shares of common as compensation in 2009. The shares were valued at the quoted market price on the date granted. The Company recorded compensation expense of $1.9 million for the year ended December 31, 2009.

On January 15, 2009, the Company granted convertible notes holders 152,240 shares of common stock at $3.66 per share, as share payments for interest. The shares were computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares on each for the ten consecutive Trading Days immediately preceding the applicable Interest Date.

On July 15, 2009 and August 21, 2009 the Company granted convertible notes holders 44,065 shares of common stock at price of $4.2511 as cash payments made for interest.

On May 8, 2009, the Company issued 300,000 shares of common stock to Maoming Hengda's debtor, Guangzhou Hengda at $6.00 per share, as cash payments made for settling other short term loan.

From May 7 to December 31, 2009, $30.0 million of notes was converted to 7,045,274 shares of common stock at a conversion price of $4.2511. According to the convertible note agreement, the Company incurred the make whole interest expense of $8.8 million and 1,795,977 shares of common stock were issued. See Note 11 for details.

On December 24, 2009, the Company entered into a Securities Purchase Agreement with certain institutional investors issuing 5,555,556 shares and 2,777,778 warrants (the "2009 Warrants"). The 2009 Warrants can be converted to common stock from June 24, 2010 to June 23, 2013 at $5.00 per share. The 2009 Warrants have a strike price equal to $5.00 and a term of two and a half years. Because the 2009 Warrants are denominated in U.S. dollars and the Company's functional currency is the Renminbi, and the 2009 Warrants permit the holder to request cash buy-back in the event of a Fundamental Transaction, this results in a significant change in the Company structure and/or equity. The 2009 Warrants do not meet the requirements of the accounting standards to be indexed only to the Company's stock. Accordingly, they are accounted for at fair value as derivative liabilities each period.

The initial value of the 2009 Warrants was determined using the Cox-Ross-Rubinstein binomial model using the following assumptions:

- Expected volatility of 125%
- Expected dividend yield of 0%
- Risk-free interest rate of 1.28%
- Expected lives of two and a half years
- Market price at issuance date of $4.57
- Strike price of $5.00

The 2009 Warrants were valued at $8.5 million when they were issued on December 24, 2009. At December 31, 2010 and 2009, the estimated fair value of the warrants was $2.0 million and $8.1 million, resulting in a gain of $6.1 million and $0.4 million, respectively. The gain was recorded in the Company's consolidated statement of operations and other comprehensive income (loss).

Note 16 — Equity – (continued)

The volatility of the Company's common stock was based on the Company's historical stock prices, the risk free interest rate was based on Treasury Constant Maturity Rates published by the U.S. Federal Reserve for periods applicable to the life of the warrants, the dividend yield was based on the Company's current and expected dividend policy and the expected term is equal to the contractual life of the warrants. The value of the warrants was based on the Company's common stock price on the date the warrants were issued.

2010 Equity Transactions

The Company granted senior management and directors 733,300 shares of common stock as compensation in 2010. The shares were valued at the quoted market price on the date granted. The Company recorded compensation expense of $2.2 million for the year ended December 31, 2010.

On June 7, 2010, the Company issued 928,163 shares of common stock to one of Maoming Hengda's creditor to settle the other short-term loans.

On August 4, 2010, $3.3 million of the Notes was converted to 1,208,791 shares of common stock. According to the Notes agreement, the Company incurred the make whole interest expense of $0.7 million and accrued interest expense of $0.2 million, 350,885 shares of common stock were issued. See Note 11 for details.

On December 21, 2010, the Company's Board of Directors has authorized to repurchase up to an aggregate of one million (1,000,000) shares of its common stock as part of a share repurchase program (the "Share Repurchase Program"). The Share Repurchase Program does not have an expiration date and these repurchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable laws. As of December 31, 2010, the Company has repurchased 316,760 shares with $0.9 million cost.

The Company has the following warrants outstanding:

Outstanding as of January 1, 2009	1,154,958
Granted	5,523,691
Forfeited	—
Exercised	—
Outstanding As of December 31, 2009	6,678,649
Granted	—
Forfeited	—
Exercised	—
Outstanding As of December 31, 2010	6,678,649

Outstanding Warrants			Exercisable Warrants		
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Remaining Contractual Life
$5.00	6,678,649	2.0	$5.00	6,678,649	2.0

Note 17 — Retirement plan

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff. The Company is required to contribute 20% of the employees' monthly base salary or 12% of the minimum social average salary of the city where the factory located, which is higher. Employees are required to contribute 8% of their base salary to the plan. The minimum social average salary is announced by local Social Security bureau and renewed annually. Total pension expense incurred by the Company amounted to $5.1million, $3.8 million and $3.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 18 — Statutory reserves

The laws and regulations of the People's Republic of China require that before an enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, to the statutory reserves. The statutory reserves include the surplus reserve funds and the enterprise fund and these statutory reserves represent restricted retained earnings.

Surplus reserve fund

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company's registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years' losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Note 19 — Commitment and contingencies

Commitments

Baotou Steel Pipe Joint Venture has a 5 years rental agreement with Bao Gang Jianan for buildings. The agreement began on June 2007 for $0.3 million (or RMB1.8 million) per year.

As of December 31, 2010, total future minimum lease payments for the unpaid portion under an operating lease were as follows:

Year ended,	Amount
	(in thousands)
December 31, 2011	$273
December 31, 2012	137
Total	$410

See report of independent registered public accounting firm.

Note 19 — Commitment and contingencies – (continued)

Total rental expense amounted to $0.4 million, $0.3 million and $0.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Longmen Joint Venture has $13.9 million contractual obligations in its construction project as of December 31 2010.

The Company entered an agreement to build a TRT Electricity Generator ("TRT") inside Longmen Joint Venture's production plant. The Company makes payments for the cost via scheduled payments after the TRT was put into use in April 2009. The future payment schedule associated with the arrangement is as follow:

Years ended,	Amount
	(in thousands)
December 31, 2011	$1,428
Thereafter	—
Total	$1,428

Contingencies

As of December 31, 2010, Longmen Joint Venture guaranteed bank loans for related parties and third parties bank loans, including line of credit and others, amounting to $60.5 million.

Nature of guarantee	Guarantee amount	Guaranty period
	(In thousands)	
Line of credit	11,608	Various from March 2011 to January 2012
Bank loans	7,585	Various from March 2011 to May 2011
Notes payable	18,238	Various from June 2011 to September 2012
Confirming storage	19,089	Various from April 2011 to December 2011
Financing by the rights of goods delivery in future	3,946	Various from March 2011 to July 2011
Total	$60,466	

The Company has evaluated the debt guarantees and concluded that the likelihood of having to make payments under the guarantees is remote.

Note 20 — Segments

The Company sells steel which is used by customers in various industries. The Company's chief operating decision-makers (i.e. chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by product lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by the accounting standards, the Company considers itself to be operating within one reportable segment.

Note 20 — Segments – (continued)

The Company does not have long-lived assets located in foreign countries. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company's net sales from external customers by main product lines are as follows:

	For the years ended		
	2010	2009	2008
		(in thousands)	
Products			
Re-bar	$1,866,423	$1,534,696	$1,182,433
Hot-Rolled Sheets	8,385	58,833	132,458
High Speed Wire	1,100	62,487	23,280
Spiral-Welded Steel Pipe	12,315	12,430	13,032
Iron Powder	5,349	—	—
Total sales revenue	$1,893,572	$1,668,446	$1,351,203

Note 21 — Subsequent events

On January 31, 2011, General Steel Holdings, Inc. (the "Company") issued a press release announcing that it will test run two newly constructed 1,280 cubic meter blast furnaces, two 120 metric ton converters and one 400 square meter sintering machine at its Shaanxi Longmen Iron and Steel Co., Ltd. facilities, a joint venture with Shaanxi Longmen Iron & Steel Group Co., Ltd. The Company will have the opportunity to sell and collect revenue from the crude steel produced during the test run of the new equipment.

The construction of the new equipment was funded by Shaanxi Steel Group. The Company is currently in negotiations with Shaanxi Steel Group to enter into an agreement to operate the new equipment. During this test run period, the Company will be able to use the equipment to produce and deliver products to its customers. It is anticipated that this test run period will continue until a lease agreement between Shaanxi Group and the Company is finalized.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

a) Evaluation Disclosure Controls and Procedures

Our Company, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2010. Our Company's disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our Company's disclosure controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management conducted the above-referenced assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework set forth in the report entitled, "*Internal Control — Integrated Framework*," issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Report. Based on management's evaluation and the criteria set forth in the COSO Report, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

c) Changes in Internal Control over Financial Reporting

There has not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Steel Holdings Inc. and Subsidiaries

We have audited General Steel Holdings Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operation and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows of the Company and our report dated March 16, 2011 expressed unqualified opinion.

/s / Frazer Frost, LLP
Brea, California

March 16, 2011

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

In addition to the information set forth under the caption "Executive Officers of the Registrant" in Part I, Item I of this Annual Report on Form 10-K and as set forth herein, the information that is required by this Item is incorporated by reference to the Company's definitive Proxy Statement filed pursuant to Regulation 14A, in connection with the Company's 2011 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct and Corporate Governance Guidelines which provide information to guide employees so that their business conduct is consistent with our ethical standards and improve the understanding of our ethical standards among customers, suppliers and others outside the Company. Our Code of Ethics and Business Conduct and Corporate Governance Guidelines are available on our website at *www.gshi-steel.com*. This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference to the Company's definitive Proxy Statement filed pursuant to Regulation 14A, in connection with the Company's 2011 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to the Company's definitive Proxy Statement filed pursuant to Regulation 14A, in connection with the Company's 2011 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated by reference to the Company's definitive Proxy Statement filed pursuant to Regulation 14A, in connection with the Company's 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

On December 31, 2010, the Audit Committee of our Company's Board of Directors approved the engagement of PricewaterhouseCoopers Zhong Tian CPAs Limited Company ("PwC") as our Company's new independent registered public accounting firm for the fiscal year ending December 31, 2011. During the two most recent fiscal years and the interim periods preceding the engagement, our Company has not consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our Company's financial statements, and either a written report was provided to our Company or oral advice was provided that PwC concluded was an important factor considered by our Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v).

We were notified that, effective January 1, 2010, certain partners of its previous independent accounting firm, Moore Stephens Wurth Frazer and Torbet, LLP ("MSWFT"), and certain partners of Frost, PLLC ("Frost") formed Frazer Frost, LLP ("Frazer Frost"), a new partnership. Pursuant to the terms of a combination agreement by and among MSWFT, Frazer Frost and Frost (the "Combination Agreement"), each of MSWFT and Frost contributed all of their assets and certain of their liabilities to Frazer Frost, resulting in Frazer Frost assuming MSWFT's engagement letter with us. On January 7, 2010, the Audit Committee of our Board of Directors approved the engagement of Frazer Frost as MSWFT's successor to continue as our independent accounting firm.

Other than as set forth herein, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement filed pursuant to Regulation 14A, in connection with the Company's 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) — **LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES**

The following financial statements are included herein under Part II, Item 8, Financial Statements and Supplementary Data:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets — December 31, 2010 and 2009
- Consolidated Statements of Operations and Other Comprehensive (Loss) Income for the years ended December 31, 2010, 2009, and 2008
- Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009, and 2008
- Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008
- Notes to Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are not applicable, or information required is included in the financial statements or notes thereto and, therefore, have been omitted.

(3) — **LIST OF EXHIBITS**

Exhibit Number	Description
3.1	Articles of Incorporation of General Steel Holdings, Inc. (included as Exhibit 3.1 to the Form SB-2 filed with the Commission on June 6, 2003 and incorporated herein by reference).
3.2	Amendment to the Articles of Incorporation dated February 22, 2005 (included as Exhibit 3.2 to the Form 10-K filed March 16, 2010 and incorporated herein by reference).
3.3	Amendment to the Articles of Incorporation dated November 14, 2007 (included as Exhibit 3.3 to the Form 10-K filed March 16, 2010 and incorporated herein by reference).
3.4	Certificate of Designation of Series A Preferred Stock of the registrant (included as Exhibit 10.6 to the Form 10-K filed March 31, 2008 and incorporated herein by reference).
3.5	Bylaws of General Steel Holdings, Inc. (included as Exhibit 3.5 to the Form 10-K filed March 16, 2010 and incorporated herein by reference).
4.1	Form of Common Stock Purchase Warrant (included as Exhibit 4.1 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.1	Form of Warrant Reset Agreement by and between General Steel Holdings, Inc. and Hudson Bay Fund, LP (included as Exhibit 10.3 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.2	Form of Warrant Reset Agreement by and between General Steel Holdings, Inc. and the holders of the December 2007 Warrants (not including Hudson Bay Fund, LP) (included as Exhibit 10.4 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.3	General Steel Holdings, Inc. 2008 Equity Incentive Plan (included as Appendix A to the Schedule 14A filed June 20, 2008 and incorporated herein by reference).

Exhibit Number	Description
10.4	Service Agreement, dated February 25, 2009, by and between General Steel Holdings, Inc. and James Hu thereto (included as Exhibit 10.1 to the February 27, 2009 and incorporated herein by reference).
10.5	Form of Securities Purchase Agreement, dated as of December 24, 2009, by and between General Steel Holdings, Inc. and each purchaser signatory thereto (included as Exhibit 10.1 to Form 8-K filed with the Commission on December 24, 2009 and incorporated herein by reference).
10.6	Form of Voting Agreement (included as Exhibit 10.2 to the Form 8-K filed on December 24, 2009 and incorporated herein by reference).
10.7	Amendment to the Securities Purchase Agreement dated October 5, 2009 to the Securities Purchase Agreement, December 13, 2007 by and among General Steel Holdings, Inc. and the Buyers set forth therein (filed herewith).
10.8	Lease Agreement, dated March 31, 2010, by and between General Steel (China) Co., Ltd. and Tianjin Daqiuzhuang Steel Plates Co., Ltd. (included as Exhibit 10.1 to the Form 8-K filed with the Commission on April 6, 2010 and incorporated herein by reference).
10.9	Joint Venture Framework Agreement, dated May 13, 2010, by and between General Steel Holdings, Inc. and Shanxi Meijin EnergeryEmerge Group Co., Ltd. (included as Exhibit 10.1 to the Form 8-K filed with the Commission on May 18, 2010 and incorporated herein by reference).
10.10	Debt Repayment Agreement, dated June 7, 2010, by and between General Steel Holdings, Inc., Maoming Hengda Group Ltd., Guangzhou Hengda Industrial Group Ltd., and Ms. Ding Yumei (included as Exhibit 10.1 to the Form 8-K filed with the Commission on June 9, 2010 and incorporated herein by reference).
16.1	Letter of Frazer Frost, LLP to the Commission dated January 4, 2011 (included as Exhibit 16.1 to the Form 8-K filed with the Commission on January 5, 2011 and incorporated herein by reference).
21	Subsidiaries of the registrant.
23	Consent of Frazer Frost, LLP (filed herewith).
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certification of Chief Executive Officer and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL STEEL HOLDINGS, INC

By: /s/ Zuosheng Yu
Name: Zuosheng Yu
Title: Chairman and Chief Executive Officer
(Principal Executive Officer)
Date: March 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Zuosheng Yu YU, Zuosheng	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2011
/s/ John Chen CHEN, John	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	March 16, 2011
/s/ Xiao Zeng Xu XU, Xiao Zeng	Director	March 16, 2011
/s/ Si Yong Tao TAO, Si Yong	Independent Director	March 16, 2011
/s/ Angela He HE, Angela	Independent Director	March 16, 2011
/s/ Zhong Kui Cao CAO, Zhong Kui	Independent Director	March 16, 2011
/s/ Chris Wang WANG, Chris	Independent Director	March 16, 2011
/s/ James Hu HU, James	Independent Director	March 16, 2011
/s/ Quinghai Du DU, Quinghai	Independent Director	March 16, 2011



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PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on the Company's common stock with the cumulative total return on the Standard & Poor's 500 and Morningstar Steel. The period shown commences on December 31, 2005 and ends on December 31, 2010, the end of the Company's last fiscal year. The graph assumes an investment of $100 on December 31, 2005 and the reinvestment of any dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.


COMPARISON OF CUMULATIVE TOTAL RETURN
General Steel Holdings, Inc.
S&P 500 Index
Morningstar Steel
$800
$700
$600
$500
$400
$300
$200
$100
$0
2005
2006
2007
2008
2009
2010
ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

COMPARISON OF CUMULATIVE TOTAL RETURN OF GENERAL STEEL HOLDINGS, INC., S&P 500 AND MORNINGSTAR STEEL

	Fiscal Year Ending					
Company/Market/Peer Group	**12/31/2005**	**12/31/2006**	**12/31/2007**	**12/31/2008**	**12/31/2009**	**12/31/2010**
General Steel Holdings, Inc. . .	$100.00	$ 94.70	$669.70	$298.48	$334.09	$217.42
S&P 500 Index	$100.00	$115.79	$122.16	$ 76.96	$ 97.33	$111.99
Morningstar Steel.	$100.00	$163.88	$325.90	$129.33	$275.09	$292.72

SEC Section 302 Certifications

General Steel Holdings, Inc. has filed the certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

GENERAL STEEL HOLDINGS, INC.
Corporate and Stockholder Information

BOARD OF DIRECTORS

Zuosheng Yu
Chairman of the Board of Directors

John Chen
Director

James Hu
Lead Independent Director

Yong Tao Si
Director

Xiao Zeng Xu
Director

Angela He
Director

Wenbing Chris Wang
Director

Qinghai Du
Director

Zhongkui Cao
Director

EXECUTIVE OFFICERS

Zuosheng Yu
Chief Executive Officer

John Chen
Chief Financial Officer

CORPORATE OFFICE

General Steel Holdings, Inc.
Kuntai International Mansion Building
Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District
Beijing, China 100020
Phone: +86(10) 58797346

TRANSFER AGENT

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Phone: (469) 633-0101

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Frazer Frost LLP
135 South State College Boulevard, Suite 300
Brea, California 92821
Phone: (909) 594-2713

LEGAL COUNSEL

Burns & Levinson LLP
125 Summer Street
Boston, Massachusetts 02110
Phone: (617) 345-3000

COMMON STOCK INFORMATION

Our common stock is traded on the New York Stock Exchange under the symbol **GSI**